
10011596

SEC Mail Processing
Section

APR 14 2010

Washington, DC
110



PLUG POWER INC.
968 Albany Shaker Road
Latham, NY 12110

IMPORTANT VOTING INFORMATION

A New Rule for Stockholder Voting

Stockholders who hold Plug Power Inc. shares through a broker, bank or other financial institution receive proxy materials and a proxy card—either electronically or by mail—from such broker, bank or other financial institution before each stockholder meeting.

In the past, if you did not provide your voting instructions before the stockholder meeting, your broker was allowed to vote on your behalf on the election of directors and other matters considered to be routine. The U.S. Securities and Exchange Commission (SEC) has approved a rule that changes the manner in which your vote in the election of directors or other non-routine matters will be handled at our upcoming 2010 Annual Meeting of Stockholders.

Effective January 1, 2010, your broker will no longer be permitted to vote on your behalf on the election of directors unless you provide specific instructions by completing and returning the proxy card or following the instructions provided to you to vote your shares. Therefore, you now will need to provide such voting instructions to your broker, bank or other financial institution before the date of the stockholder meeting for your vote to be counted.

Your Participation in Voting the Shares You Own Is Important

Voting your shares is important to ensure that you have a say in the governance of your company and to fulfill the objectives of the majority voting standard that we apply in the election of directors. Please review the proxy materials and follow the instructions on the proxy card to vote your shares. We hope you will exercise your rights and fully participate as a shareowner in our company's future.

More Information Is Available

If you have any questions about this new rule or the proxy voting process in general, please contact the broker, bank or other financial institution where you hold your shares. The SEC also has a website (*www.sec.gov/spotlight/proxymatters.shtml*) with more information about your rights as a stockholder. Additionally, you may contact our Investor Relations Department at 518-782-7700 or *investorrelations@plugpower.com*.

STOCKHOLDERS MAY REQUEST ELECTRONIC DELIVERY OF PROXY DOCUMENTS.

Stockholders may elect to receive future distributions of proxy statements and annual reports by e-mail. To take advantage of this service, please see *Delivery of Proxy Materials and Annual Report* of this proxy statement for further information.

INFORMATION REGARDING ADMISSION TO THE 2010 ANNUAL MEETING

In accordance with our security procedures, all stockholders attending the 2010 Annual Meeting of Stockholders must present valid picture identification upon entry.



PLUG POWER INC.
968 Albany Shaker Road
Latham, NY 12110

April 12, 2010

Dear Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders (the "Annual Meeting") of Plug Power Inc., a Delaware corporation (the "Company"), to be held on Wednesday, May 19, 2010, at 10:00 a.m., Eastern Time, at the Offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018.

The Annual Meeting has been called for the purpose of (i) electing one Class II Director for a three-year term; (ii) ratifying KPMG LLP as the Company's independent auditors for 2010; and (iii) considering and voting upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 31, 2010, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors of the Company recommends that you vote "FOR" the election of the one nominee as a Class II Director of the Company as described in the accompanying proxy statement.

The Board of Directors of the Company recommends that you vote "FOR" the ratification of KPMG LLP as the Company's independent auditor for 2010 as described in the accompanying proxy statement.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

Sincerely,

ANDREW MARSH
President and Chief Executive Officer



PLUG POWER INC.
968 Albany Shaker Road
Latham, NY 12110
(518) 782-7700

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on Wednesday, May 19, 2010

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Stockholders of Plug Power Inc., a Delaware corporation (the "Company"), will be held on Wednesday, May 19, 2010, at 10:00 a.m., Eastern Time, at the Offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018 (the "Annual Meeting") for the purpose of considering and voting upon:

1. The election of one Class II Director nominated by the Board of Directors to hold office until the Company's 2013 Annual Meeting of Stockholders and until such director's successor is duly elected and qualified or until such director's earlier resignation or removal; and
2. The ratification of KPMG LLP as the Company's independent auditors for 2010; and
3. Such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Proposal number one relates solely to the election of one Class II Director nominated by the Board of Directors and does not include any other matters relating to the election of directors, including, without limitation, the election of directors nominated by any stockholder of the Company. The Board of Directors has fixed the close of business on March 31, 2010 as the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. Only holders of the Company's common stock of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later postponement or adjournment, the Annual Meeting may be postponed or adjourned.

By Order of the Board of Directors

GERARD L. CONWAY, JR.
Corporate Secretary

Latham, NY
April 12, 2010

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

PROXY STATEMENT
TABLE OF CONTENTS

PROPOSAL 1: ELECTION OF DIRECTORS 2
Introduction 2
Vote Required for Approval 2
Recommendation 2
INFORMATION ABOUT OUR DIRECTORS 2
COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS 5
Audit Committee 5
Audit Committee Report 5
Compensation Committee 7
Corporate Governance and Nominating Committee 7
Director Compensation 8
Policy Governing Director Attendance at Annual Meetings 10
Policies Governing Director Nominations 11
Contacting the Board of Directors 12
INFORMATION ABOUT OUR EXECUTIVE OFFICERS 12
EXECUTIVE COMPENSATION 14
Compensation Discussion and Analysis 14
Summary Compensation 20
Discussion of Summary Compensation and Grants of Plan-Based Award Tables 22
Employment Agreements 22
Annual Incentive Bonuses 23
2009 Stock Option Grants 23
1999 Stock Option and Incentive Plan 24
Potential Payments Upon Termination or Change-in-Control 27
Report of the Compensation Committee of the Board of Directors on Executive Compensation 29
Compensation Committee Interlocks and Insider Participation 30
PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS 30
Introduction 30
Vote Required For Approval 31
Recommendation 31
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 31
PRINCIPAL STOCKHOLDERS 31
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 33
EXPENSES OF SOLICITATION 33
SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING 33
DELIVERY OF PROXY MATERIALS AND ANNUAL REPORT 34
ANNUAL REPORT ON FORM 10-K 34

PLUG POWER INC.

968 Albany Shaker Road
Latham, NY 12110
(518) 782-7700

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

To Be Held on Wednesday, May 19, 2010

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Plug Power Inc. (the "Company") for use at the 2010 Annual Meeting of Stockholders of the Company to be held on Wednesday, May 19, 2010, at 10:00 a.m., Eastern Time, at the Offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018 and any adjournments or postponements thereof (the "Annual Meeting").

At the Annual Meeting, the stockholders of the Company will be asked to consider and vote upon the following matters:

1. The election of one Class II Director to hold office until the Company's 2013 Annual Meeting of Stockholders and until such director's successor is duly elected and qualified or until such director's earlier resignation or removal; and
2. The ratification of KPMG LLP as the Company's independent auditors for 2010; and
3. Such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Notice of Annual Meeting, Proxy Statement and Proxy Card are first being mailed to stockholders of the Company on or about April 12, 2010 in connection with the solicitation of proxies for the Annual Meeting. The Board of Directors has fixed the close of business on March 31, 2010 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting (the "Record Date"). Only holders of record of the Company's Common Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, there were 130,890,693 shares of Common Stock outstanding and entitled to vote at the Annual Meeting and approximately 2,811 stockholders of record. However, management believes that a significant number of shares are held by brokers under a "nominee name" and that the number of beneficial stockholders of the Common Stock exceeds 49,000. Each holder of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held of record with respect to each matter submitted at the Annual Meeting.

The presence, in person or by proxy, of a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. A quorum being present, the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is necessary to elect a nominee as a director of the Company. "Withhold authority" votes, "abstentions" and "broker non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. A "withhold authority" vote is a stockholder's vote to withhold authority to cast a vote "for" the election of one or more director nominees. An "abstention" represents an affirmative choice to decline to vote on a proposal other than the election of directors. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power under applicable law with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner.

With respect to non-routine matters, such as the election of directors, votes may be cast in favor of or withheld from each nominee; votes that are withheld will be excluded entirely from the vote and will have no effect on the vote. Broker non-votes will also have no effect on the outcome of the election of directors. If you hold shares through a broker, bank or other custodian (also referred to as holding shares in "street-name"), only such broker, bank, custodian

or other nominee can vote your shares. In order to ensure that your shares are voted at the Annual Meeting, you must give specific instructions regarding how to vote your shares. If you do not give specific instructions regarding how to vote your shares, the broker, bank, custodian or other nominee may not exercise their discretion to vote your shares.

Stockholders of the Company are requested to complete, date, sign and return the accompanying Proxy Card in the enclosed envelope. Stockholders who hold shares indirectly as the beneficial owner of shares held for them by a broker or other nominee (i.e., "in street name") may direct their vote without attending the Annual Meeting by submitting voting instructions to their broker or nominee.

Common Stock represented by properly executed proxies received by the Company and not revoked will be voted at the Annual Meeting in accordance with the instructions contained therein. **If instructions are not given therein, properly executed proxies will be voted "FOR" the election of the one nominee of the Board of Directors as a Class II Director of the Company (Proposal 1) and "FOR" the ratification of KPMG LLP as the Company's independent auditors (Proposal 2), as described in this Proxy Statement.** It is not anticipated that any matters other than those set forth in this Proxy Statement will be presented at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

Any properly completed proxy may be revoked at any time before it is voted on any matter (without, however, affecting any vote taken prior to such revocation) by (1) giving written notice of such revocation to the Corporate Secretary of the Company, (2) submitting a new proxy by telephone, internet or proxy card after the date of the previously submitted proxy (or submitting new voting instructions with respect to shares held in street name), or (3) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

The Annual Report of the Company is being mailed to stockholders of the Company concurrently with this Proxy Statement.

PROPOSAL 1: ELECTION OF DIRECTORS

INTRODUCTION

At the Annual Meeting, one Class II Director will be elected to serve until the Annual Meeting of Stockholders in 2013 and until such director's successors are duly elected and qualified or until their earlier resignation or removal. The Board of Directors has nominated George C. McNamee for re-election as a Class II Director. Shares represented by each properly executed proxy will be voted for the re-election of George C. McNamee as a director, unless contrary instructions are set forth on such proxy. The nominee has agreed to stand for re-election and to serve, if elected, as a director. However, if the nominee fails to stand for re-election or is unable to accept election, the proxies will be voted for the election of such other person as the Board of Directors may recommend.

VOTE REQUIRED

A quorum being present, the affirmative vote of a plurality of the votes cast is necessary to elect a nominee as a director of the Company.

RECOMMENDATION OF THE BOARD

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEE OF THE BOARD OF DIRECTORS AS A DIRECTOR OF THE COMPANY.

INFORMATION ABOUT OUR DIRECTORS

The number of directors of the Company is fixed at six, and the Board of Directors currently consists of six members. The Board of Directors is divided into three classes, with three directors in Class I, one director in Class II, and two directors in Class III. Directors in Classes I, II and III serve for three-year terms with one class of directors being elected by the Company's stockholders at each Annual Meeting of Stockholders. The Board of Directors has determined that Ms. Helmer and Messrs. Drazan, Garberding, McNamee, and Willis are independent directors as defined in Rule 5605(a)(2) under the Marketplace Rules of the National Association of Securities Dealers, Inc. (the "NASDAQ Rules").

The positions of Chief Executive Officer and Chairman of the Board are currently each filled by a different individual, Andrew Marsh and George McNamee, respectively; however, if the position of Chairman of the Board is vacant, or if he or she is absent, the Chief Executive Officer shall preside, when present, at meetings of stockholders and of the Board of Directors.

Set forth below is certain information regarding the directors of the Company, including the Class II Director who has been nominated for re-election at the Annual Meeting. The ages of and biographical information regarding the nominees for election as Class I Directors at the Annual Meeting and each director who is not standing for election is based on information furnished to the Company by each nominee and director and is as of January 29, 2010.

Name	Age	Director Since
Class I—Term Expires 2012		
Andrew Marsh	53	2008
Gary K. Willis (1)(2)	64	2003
Maureen O. Helmer(1)(3)	53	2004
Class II—Term Expires 2010		
George C. McNamee(2)(3)*	63	1997
Class III—Term Expires 2011		
Larry G. Garberding (1)(3)	71	1997
Jeffrey Drazan (2)	51	2008

* Nominee for re-election.

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

The principal occupation and business experience for at least the last five years for each nominee and director of the Company is set forth below. The biographies of each of the nominees and continuing directors below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding the experiences, qualifications, attributes or skills that caused the Corporate Governance Committee and the Board to determine that the person should serve as a director.

Andrew J. Marsh has served as Chief Executive Officer, President and member of the Board of Directors of the Company since April 8, 2008. Previously, Mr. Marsh was a co-founder of Valere Power where he served as President, CEO and director from the company's inception in 2001 through its sale to Eltek ASA in 2007. Under his leadership, Valere grew into a profitable global operation with over 200 employees and $90 million in revenues derived from the sale of DC power products to the telecommunications sector. During Mr. Marsh's tenure, Valere Power received many awards such as the Tech Titan award as the fastest growing technology company in the Dallas Fort Worth area and the Red Herring Top 100 Innovator Award. Prior to founding Valere, he spent approximately eighteen years with Lucent Bell Laboratories where he held a variety of sales and technical management positions. Mr. Marsh is a member of the Board of Directors of Power Distribution Inc., a company focused on quality power management. Mr. Marsh holds a Bachelor of Science in Electrical Engineering Technology from Temple University, a Master of Science in Electrical Engineering from Duke University and a Masters of Business Administration from Southern Methodist University. The skills and experience described above make Andrew J. Marsh eminently qualified to serve on the Company's Board of Directors.

Gary K. Willis joined Zygo Corporation's Board of Directors in June 2009 after retiring as Chairman of the Board of Directors in November 2000, having served in that capacity since November 1998. Zygo Corporation is a provider of metrology, optics, optical assembly, and systems solutions to the semiconductor, optical manufacturing, and industrial/automotive markets. Mr. Willis had been a director of Zygo Corporation since February 1992 and also served as President from 1992 to 1999 and as Chief Executive Officer from 1993 to 1999. Prior to joining Zygo Corporation, Mr. Willis served as the President and Chief Executive Officer of The Foxboro Company, a manufacturer of process

control instruments and systems. Mr. Willis is also a director of Rofin-Sinar Technologies, Inc., Vion Pharmaceuticals, Inc. and Middlesex Health Services, Inc. Mr. Willis holds a Bachelor of Science degree in Mechanical Engineering from Worcester Polytechnic Institute. The skills and experience described above make Gary K. Willis eminently qualified to serve on the Company's Board of Directors.

Maureen O. Helmer is currently a member of the law firm Hiscock & Barclay LLP and is the Co-Chair of the firm's Regulatory Practice Group. Prior to her joining Hiscock & Barclay LLP, Ms. Helmer was a member of Green & Seifter Attorneys, PLLC. From 2003 through 2006 she practiced as a partner in the law firm of Couch White, LLP and then as a solo practitioner. In addition to serving as Chair of the New York State Public Service Commission (PSC) from 1998 to 2003, Ms. Helmer also served as Chair of the New York State Board on Electric Generation Siting and the Environment. Ms. Helmer has advised international energy, telecommunications and industrial companies on policy and government affairs issues. Prior to her appointment as Chair, Ms. Helmer served as Commissioner of the Public Service Commission from 1997 until 1998 and was General Counsel to the Department of the Public Service Commission from 1995 through 1997. From 1984 through 1995, Ms. Helmer held several positions in the New York Legislature. She also served as a board member of the New York State Energy Research and Development Authority, the New York State Environmental Board and the New York State Disaster Preparedness Commission during her tenure as Chair of the PSC. In addition, she was Vice Chair of the Electricity Committee of the National Association of Regulatory Utility Commissioners and a member of the NARUC Board of Directors. She was also appointed to serve as a member of the New York State Cyber-Security Task Force. Ms. Helmer earned her Bachelor of Science from the State University at Albany and her Juris Doctorate from the University of Buffalo law school. She is admitted to practice law in New York. The skills and experience described above make Maureen O. Helmer eminently qualified to serve on the Company's Board of Directors.

George C. McNamee serves as Chairman of the Company's Board of Directors. Mr. McNamee is also Managing Partner of FA Tech Ventures, an information and energy technology venture capital firm, a director of iRobot Corporation (IRBT) and Broadpoint Securities (BPSG), and previously Chairman of BPSG's predecessor First Albany Companies. Mr. McNamee's background in investment banking has given him broad exposure to many financing and merger and acquisition issues. As an executive, he has dealt with rapid-growth companies, technological change, crisis management, team building and strategy. As a public company director, Mr. McNamee led board special committees, chaired audit committees, chaired three boards and has been an active lead director. His past public company boards include Mechanical Technology Inc. (MTI) and Home Shopping Network (HSN). He has been an early stage investor, director and mentor for private companies that subsequently went public including MapInfo (now Pitney Bowes), META Group and IRBT. Mr. McNamee served on industry boards like the Securities Industry Association, the National Association of Securities Dealers (NASD) district committee, the National Stock Clearing Corporation and chaired the Regional Firms Advisory Committee of the New York Stock Exchange (NYSE). He served as an NYSE director from 1999 to 2004 and chaired its foundation. In the aftermath of the 1987 stock market crash, he chaired the Group of Thirty Committee to reform the Clearance and Settlement System. Mr. McNamee has been active as a director or trustee of civic organizations including The Albany Academies and Albany Medical Center, whose finance Committee he chaired for a dozen years. Mr. McNamee chaired New York State Comptroller Ned Regan's Temporary State Commission on State and Local Fiscal Policies and served as a member of the New York State Science and Tech Council for Governors Carey, Cuomo and Pataki. He is also a director of several private companies, a member of the Yale Development Board and a Trustee of The American Friends of Eton College. He received his Bachelor of Arts degree from Yale University. The skills and experience described above make George C. McNamee eminently qualified to serve on the Company's Board of Directors.

Larry G. Garberding was a Director and Executive Vice President and Chief Financial Officer of DTE Energy Company and the Detroit Edison Company from 1990 until retiring in 2001. Mr. Garberding was a Certified Public Accountant, a partner with a major public accounting firm, and has been on the board of several corporations, having had responsibility for financial, operational, regulatory and sales activities. Mr. Garberding is currently a director of Altarum Institute, a non-profit research and innovations institute; H2Gen Innovations, Inc., a developer of hydrogen generation equipment; and Intermap Technologies Corporation, a digital mapping company. Mr. Garberding received a Bachelor of Science degree in Industrial Administration from Iowa State University. The skills and experience described above make Larry G. Garberding eminently qualified to serve on the Company's Board of Directors.

Jeffrey Drazan is a founder and Managing Director of Bertram Capital, a private equity firm. He also is a co-founder and Managing Director of Sierra Ventures, a venture capital firm. Prior to his current positions, Mr. Drazan served in a variety of operations and Research and Development management positions at both AT&T and Bell

Laboratories. Mr. Drazan currently serves as a director of Theravance Inc. (THRX), a public company, and numerous private companies, including American Fiber Systems, Power Distribution Inc., Author Solutions, Element Labs, Eltek-Valere, Physicians Management Group and NP Photonics. Mr. Drazan has previously served as a director of Centex Telemanagement (CNTX – acquired by MFS), Stratacom (STRM – acquired by Cisco), On Assignment (ASGN), Micromuse (MUSE – acquired by IBM), ConvergeNet (acquired by Dell), Combinet (acquired by Cisco), Quinta (acquired by Seagate), Vertel (VRTL), ParAcer (acquired by Stratos Lightwave), FrontBridge (acquired by MicroSoft), Sychip (acquired by Murata), Micro Power (acquired by Westin Presidio), Valere Power (acquired by Eltek) and Digital Generation Systems (DGIT). Mr. Drazan received a Bachelor of Science degree in Engineering from Princeton University and a Masters of Business Administration from New York University's Stern School of Business Administration. The skills and experience described above make Jeff Drazan eminently qualified to serve on the Company's Board of Directors.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors of the Company held nine (9) meetings during the fiscal year ended December 31, 2009 ("Fiscal 2009"). The Board of Directors has established three standing committees, an Audit Committee (the "Audit Committee"), a Compensation Committee (the "Compensation Committee"), and a Corporate Governance and Nominating Committee (the "Governance Committee"). During Fiscal 2009, each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors of the Company (held during the period for which he or she has been a director) and (2) the total number of meetings of all committees of the Board of Directors of the Company on which the director served (during the periods that he or she served).

Discussed below in greater detail, the Board of Directors administers its risk oversight function directly and through its Audit Committee and Corporate Governance and Nominating Committee. The Board and each of these Committees regularly discuss with management our major risk exposures, their potential financial impact on Plug Power and the steps we take to manage them. The Audit Committee is responsible for oversight of Company risks relating to accounting matters, financial reporting and legal and regulatory compliance, while the Corporate Governance and Nominating Committee is responsible for oversight of risks relating to management and Board succession planning, stakeholder responses to the Company's ethics and business practices.

The Chief Financial Officer and the General Counsel report to the Board of Directors regarding ongoing risk management activities at the regularly scheduled, quarterly Board of Directors meetings and may report on risk management activities more frequently, as appropriate. Additionally, risk management is a standing agenda item for the regularly scheduled, quarterly Audit Committee meetings.

AUDIT COMMITTEE

The Audit Committee consists of Messrs. Garberding (Chair) and Willis, and Ms. Helmer. The Audit Committee held five (5) meetings during Fiscal 2009 and each member attended all of the meetings during the period in which such person served on the committee.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is currently composed of three directors, each of whom is an independent director as defined in the NASDAQ Rules and the applicable rules of the Securities and Exchange Commission ("SEC"). In addition, the Board of Directors has made a determination that Mr. Garberding qualifies as an "audit committee financial expert" as defined in the applicable rules of the SEC. Mr. Garberding's designation by the Board as an "audit committee financial expert" is not intended to be a representation that he is an expert for any purpose as a result of such designation, nor is it intended to impose on him any duties, obligations, or liability greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board in the absence of such designation.

The Audit Committee's primary responsibility is for oversight of the Company's accounting and financial reporting processes and audits of the Company's financial statements. A more complete description of the Audit Committee's functions is set forth in the Audit Committee's charter which is published on the "Investors" section of the Company's website at *www.plugpower.com.*

In accordance with the Audit Committee's charter, management has the primary responsibility for the financial statements and the financial reporting process, including maintaining an adequate system of internal controls over financial reporting. The Company's independent auditors, KPMG LLP ("KPMG"), report directly to the Audit Committee and are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and of the effectiveness of the Company's internal controls over financial reporting. The Audit Committee, among other matters, is responsible for (i) appointing the Company's independent auditors, (ii) evaluating such independent auditors' qualifications, independence and performance, (iii) determining the compensation for such independent auditors, and (iv) approving all audit and non-audit services. Additionally, the Audit Committee is responsible for oversight of the Company's accounting and financial reporting processes and audits of the Company's financial statements including the work of the independent auditors. The Audit Committee reports to the Board of Directors with regard to:

- the scope of the annual audit;
- fees to be paid to the auditors;
- the performance of the Company's independent auditors;
- compliance with accounting and financial policies; and
- the Company's procedures and policies relative to the adequacy of internal accounting controls.

The Audit Committee reviewed and discussed with management of the Company and KPMG, the Company's 2009 quarterly unaudited interim consolidated financial statements and 2009 annual consolidated financial statements, including management's assessment of the effectiveness of the Company's internal controls over financial reporting and KPMG's evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2009. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles.

Additionally, the Audit Committee has discussed with KPMG any matters required to be discussed under Statement on Auditing Standards No. 61 (Communication with Audit Committees), which include, among other items, matters related to the conduct of the audit of the Company's annual consolidated financial statements. The Audit Committee has also discussed the critical accounting policies used in the preparation of the Company's annual consolidated financial statements, alternative treatments of financial information within generally accepted accounting principles that KPMG discussed with management, if any, the ramifications of using such alternative treatments and other written communications between KPMG and management.

KPMG has provided to the Audit Committee the written disclosures and the letter required by the applicable Public Company Accounting Oversight Board requirements for independent accountant communications with audit committees concerning auditor independence, and the Audit Committee discussed with KPMG that firm's independence. The Audit Committee has also concluded that KPMG's performance of non-audit services is compatible with KPMG's independence.

The Audit Committee also discussed with KPMG their overall scope and plans for their audit and met with KPMG, with and without management present, to discuss the results of their audit, the evaluations of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also discussed with KPMG whether there were any audit problems or difficulties, and management's response.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, the inclusion of audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009. The Audit Committee has also appointed KPMG as the Company's independent auditors for the fiscal year ending December 31, 2010. This report is provided by the following independent directors, who constitute the Audit Committee:

Larry G. Garberding (Chairman)
Maureen O. Helmer
Gary K. Willis

INDEPENDENT AUDITORS FEES

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements and fees billed for other services rendered by KPMG:

	KPMG	
	2009	2008
Audit Fees	$473,000	$ 579,500
Audit-Related Fees	—	17,500
Tax Fees	50,000	—
Other	49,900	7,000
Total	$572,900	$604,000

In the above table, and in accordance with SEC definitions and rules: (1) "audit fees" are fees for professional services for the audit of the Company's consolidated financial statements included in Form 10-K, review of unaudited interim consolidated financial statements included in Form 10-Qs, testing of the effectiveness of internal control on financial reporting, or for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements; (2) "audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements; (3) "tax fees" are fees for tax compliance, tax advice, and tax planning; and (4) "all other fees" are fees for any services not included in the first three categories.

Under the Audit Committee's charter, the Audit Committee is authorized to delegate to one or more of its members the authority to pre-approve audit and non-audit services. All fees listed in the above table were approved using pre-approval procedures. The Audit Committee has not delegated its pre-approval authority. The Audit Committee approved all audit and non-audit services provided to the Company by KPMG during Fiscal 2009.

COMPENSATION COMMITTEE

The Compensation Committee consists of Messrs. Willis (Chair), McNamee and Drazan, each of whom is an independent director under the NASDAQ Rules. The Compensation Committee held four (4) meetings during Fiscal 2009. See "Report of the Compensation Committee and the Board of Directors on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" for a further description of the activities of the Compensation Committee in Fiscal 2009. The Compensation Committee's primary responsibilities include (i) discharging the responsibilities of the Board of Directors of the Company relating to compensation of the Company's executive officers, (ii) providing oversight of the Company's benefit, perquisite and employee equity programs, and (iii) reviewing the adequacy of the Company's management succession plans. A more complete description of the Compensation Committee's functions is set forth in the Compensation Committee's charter which is published on the "Investors" section of the Company's website at *www.plugpower.com.*

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee (the "Governance Committee") consists of Ms. Helmer (Chair) and Messrs. Garberding and McNamee, each of whom is an independent director under the NASDAQ Rules. The Governance Committee held five (5) meetings during Fiscal 2009. The Governance Committee's responsibilities include (i) establishing criteria for Board and committee membership, (ii) considering director nominations consistent with the requirement that a majority of the Board be comprised of independent directors as defined in the NASDAQ Rules, (iii) identifying individuals qualified to become board members, and (iv) selecting the director nominees for election at each Annual Meeting of Stockholders. The Governance Committee is also responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes thereto. A more complete description of the Governance Committee's functions is set forth in the Governance Committee's charter which is published on the "Investors" section of the Company's website at *www.plugpower.com.*

DIRECTOR COMPENSATION

The Compensation Committee periodically reviews the Company's Non-Employee Director Compensation Plan (the "Plan") to ensure that the compensation aligns the directors' interests with the long-term interests of the stockholders and that the structure of the compensation is simple, transparent and easy for stockholders to understand. The Compensation Committee also considers whether the Plan fairly compensates the Company's directors when considering the work required in a company of the size and scope of the Company. Employee directors do not receive additional compensation for their services as directors. The following is a summary of the Plan:

Pursuant to the current form of the Plan, upon initial election or appointment to the Board of Directors, new non-employee directors receive non-qualified stock options to purchase 125,000 shares (50,000 shares for any new non-employee Chairman) of Common Stock with an exercise price equal to fair market value on the date of grant and that are fully vested on the first anniversary of the date of the grant. Each year of a non-employee director's tenure, the director will receive non-qualified options to purchase 10,000 shares (15,000 shares for any non-employee Chairman), plus non-qualified options to purchase an additional 5,000 shares for serving as chairman of the Audit Committee and non-qualified options to purchase an additional 2,000 shares for serving as chairman of any other committee, including the Compensation Committee and the Corporate Governance and Nominating Committee. These annual options, with an exercise price equal to fair market value on the grant date, fully vest on the first anniversary of the date of the grant.

In addition, under the current form of the Plan each non-employee director is paid an annual retainer of $30,000 ($85,000 for any non-employee Chairman) for their services. Committee members receive additional annual retainers in accordance with the following table:

Committee	Non-Employee Chairman	Non-Employee Director
Audit Committee	$ 20,000	$ 15,000
Compensation Committee	15,000	5,000
Corporate Governance and Nominating Committee	10,000	5,000

These additional payments for service on a committee are due to the workload and broad-based responsibilities of the committees. The total amount of the annual retainers are paid in a combination of fifty percent (50%) cash and fifty percent (50%) Common Stock, with an option to receive up to one hundred percent (100%) Common Stock, at the election of the non-employee director. At the Board's discretion, directors may receive a greater portion of the foregoing amounts, up to eighty percent (80%), in cash. All such stock shall be fully vested at the time of issuance and is valued at its fair market value on the date of issuance. Non-employee directors are also reimbursed for their direct expenses associated with their attendance at board meetings.

Additionally, on February 11, 2009 the Board of Directors approved a one-time equity grant for the Chairman of the Board of Directors, George McNamee, of non-qualified stock options to purchase 125,000 shares of Common Stock with an exercise price equal to $0.91, which was the fair market value on the date of grant, and that were fully vested on the date of grant. One hundred thousand of Mr. McNamee's stock options, which had been priced at $1.00 while the Company's stock price ranged from $3-$4 in 2007, expired in July 2007 according to the terms of the 1999 Stock Option and Incentive Plan. The one-time equity grant of stock options was awarded to Mr. McNamee in part to offset Mr. McNamee's loss of stock options and in part in connection with the Compensation Committee's regular review of directors' and officers' equity compensation.

Furthermore, given the extraordinary changes that the Company has experienced over the prior year, the Company felt that issuing one-time grants of non-qualified stock options companywide would be in the best interest of the Company and its shareholders. On May 20, 2009 the Board of Directors approved this program issuing these grants to all employees, executive and directors with an exercise price equal to $0.95, which was the fair market value on the date of grant, and that vest over three years such that one-third of the grant vests on each of the first, second and third anniversaries of the grant date. With the exception of Andrew Marsh and Jeffrey Drazan, each of the members of the Board of Directors received a grant of non-qualified stock options to purchase 125,000 shares of Common Stock. As with all Company employees, Andrew Marsh received a grant of non-qualified stock options to purchase 2,500 shares of Common Stock. Due to his recent arrival on the Board of Directors, Jeffrey Drazan did not take part in this grant program. Total stock options granted under this program total 997,500.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

The following table provides information for non-employee directors who served during Fiscal 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Total ($)
Andrew Dimitri	1,188	1,188	—	2,376
Dennis Pivnyuk	554	1,293	—	1,847
Gary Willis	29,313	29,313	28,043	86,669
George McNamee	79,940	19,985	30,158	130,083
Jeffrey Drazen	17,223	17,223	7,050	41,496
Joel Gross	924	924	—	1,848
Larry Garberding	27,500	27,500	30,158	85,158
Maureen Helmer	27,500	27,500	28,043	83,043
Michael McGuire	1,000	1,000	—	2,000

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of restricted stock earned in 2009. Fair value is calculated using the closing price of Plug Power stock on the date of grant. Stock awards granted to directors vest immediately. For additional information, refer to note 14 of the Company's consolidated financial statements in the Form 10-K for the year ended December 31, 2009, as filed with the SEC.

a. Andrew Dimitri has no unexercised stock awards. Stock awards earned by Mr. Dimitri in 2009 include 1,381 shares granted on April 1, 2009 with a grant date fair value of $0.86.

b. Dennis Pivnyuk has no unexercised stock awards. Stock awards earned by Mr. Pivnyuk in 2009 include 1,503 shares granted on April 1, 2009 with a grant date fair value of $0.86.

c. Gary Willis has no unexercised stock awards. Stock awards earned by Mr. Willis in 2009 include 7,922 shares granted on April 1, 2009 with a grant date fair value of $0.86, 9,259 shares granted on July 1, 2009 with a grant date fair value of $0.81, 8,721 shares granted on October 1, 2009 with a grant date fair value of $0.86, and 10,714 shares granted on January 4, 2010 with a grant date fair value of $0.70.

d. George McNamee has no unexercised stock awards. Stock awards earned by Mr. McNamee in 2009 include 6,822 shares granted on April 1, 2009 with a grant date fair value of $0.86, 5,701 shares granted on July 1, 2009 with a grant date fair value of $0.81, 5,523 shares granted on October 1, 2009 with a grant date fair value of $0.86, and 6,786 shares granted on January 4, 2010 with a grant date fair value of $0.70.

e. Jeffrey Drazan has no unexercised stock awards. Stock awards earned by Mr. Drazan in 2009 include 4,765 shares granted on April 1, 2009 with a grant date fair value of $0.86, 5,401 shares granted on July 1, 2009 with a grant date fair value of $0.81, 5,087 shares granted on October 1, 2009 with a grant date fair value of $0.86, and 6,250 shares granted on January 4, 2010 with a grant date fair value of $0.70.

f. Joel Gross has no unexercised stock awards. Stock awards earned by Mr. Gross in 2009 include 1,074 shares granted on April 1, 2009 with a grant date fair value of $0.86.

g. Larry Garberding has no unexercised stock awards. Stock awards earned by Mr. Garberding in 2009 include 7,994 shares granted on April 1, 2009 with a grant date fair value of $0.86, 8,488 shares granted on July 1, 2009 with a grant date fair value of $0.81, 7,994 shares granted on October 1, 2009 with a grant date fair value of $0.86, and 9,821 shares granted on January 4, 2010 with a grant date fair value of $0.70.

h. Maureen Helmer has no unexercised stock awards. Stock awards earned by Ms. Helmer in 2009 include 7,994 shares granted on April 1, 2009 with a grant date fair value of $0.86, 8,488 shares granted on July 1, 2009 with a grant date fair value of $0.81, 7,994 shares granted on October 1, 2009 with a grant date fair value of $0.86, and 9,821 shares granted on January 4, 2010 with a grant date fair value of $0.70.

i. Michael McGuire has no unexercised stock awards. Stock awards earned by Mr. McGuire in 2009 include 1,163 shares granted on April 1, 2009 with a grant date fair value of $0.86.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of stock options granted to each of the named Non-Employee Directors in 2009 as well as prior fiscal years, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2009 grants, refer to note 14 of the Company's consolidated financial statements in the Form 10-K for the year ended December 31, 2009, as filed with the SEC. Also see note 14 for information on the valuation assumptions with respect to grants made prior to 2009. See the Grants of Plan-Based Awards Table for information on options granted in 2009. ***These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the directors***. As of December 31, 2009:

a. Andrew Dimitri has 15,000 unexercised option awards, and no unvested option awards. Mr. Dimitri received no new option awards in 2009.

b. Dennis Pivnyuk has 40,000 unexercised option awards and no unvested option awards. Mr. Pivnyuk received no new option awards in 2009.

c. Gary Willis has 289,685 unexercised option awards including 137,000 unvested awards. Option awards for 2009 include 137,000 shares granted on May 20, 2009 with a grant date fair value of $0.71.

d. George McNamee has 415,000 unexercised option awards including 140,000 unvested awards. Option awards for 2009 include 140,000 shares granted on May 20, 2009 with a grant date fair value of $0.71.

e. Jeffrey Drazan has 135,000 unexercised option awards including 10,000 unvested awards. Option awards for 2009 include 10,000 shares granted on May 20, 2009 with a grant date fair value of $0.71.

f. Joel Gross has 35,000 unexercised option awards, and no unvested option awards. Mr. Gross received no new option awards in 2009.

g. Larry Garberding has 260,000 unexercised option awards including 140,000 unvested awards. Option awards for 2009 include 140,000 shares granted on May 20, 2009 with a grant date fair value of $0.71.

h. Maureen Helmer has 208,000 unexercised option awards including 137,000 unvested awards. Option awards for 2009 include 137,000 shares granted on May 20, 2009 with a grant date fair value of $0.71.

i. Michael McGuire has 25,000 unexercised option awards, and no unvested option awards. Mr. McGuire received no new option grants in 2009.

(3) Andrew Dimitri, Joel Gross, Michael McGuire, and Dennis Pivnyuk, who had been appointed as directors by Smart Hydrogen Inc., resigned from the Company's Board of Directors as of January 2009. Their resignations came as a result of the completion of the sale by Smart Hydrogen Inc. to OJSC (Third Generation Company of the Wholesale Electricity Market) of all 395,000 shares of the Company's Class B Capital Stock, as well as 5,126,939 shares of the Company's common stock (representing an approximately 35% ownership stake in aggregate), the resulting automatic conversion of the Company's Class B Capital Stock into 39,500,000 shares of common stock, and the termination of all the rights and obligations attached to the Class B Capital Stock, including, but are not limited to, the right to appoint directors.

POLICY GOVERNING DIRECTOR ATTENDANCE AT ANNUAL MEETINGS

The Board of Directors has adopted a formal policy that all directors are expected to attend the Company's Annual Meetings of Stockholders in person, unless doing so is impracticable due to unavoidable conflicts. Five of the Company's directors attended the 2009 annual meeting and one director, Jeffrey Drazan, was absent due to such an unavoidable conflict.

POLICIES GOVERNING DIRECTOR NOMINATIONS

Securityholder Recommendations

The Governance Committee's current policy with regard to the consideration of director candidates recommended by securityholders is that it will review and consider any director candidates who have been recommended by one or more of the stockholders of the Company entitled to vote in the election of directors in compliance with the procedures established from time to time by the Governance Committee. All securityholder recommendations for director candidates must be submitted to the Company's Corporate Secretary at Plug Power Inc., 968 Albany Shaker Road, Latham, New York 12110, who will forward all recommendations to the Governance Committee. We did not receive any securityholder recommendations for director candidates for election at the 2010 annual meeting. All securityholder recommendations for director candidates for election at the Company's 2011 annual meeting must be submitted to the Company's Corporate Secretary on or before December 13, 2010 and must include the following information:

- the name and address of record of the stockholder;
- a representation that the securityholder is a record holder of the Company's stock entitled to vote in the election of directors, or if the securityholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended;
- the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five (5) full fiscal years of the proposed director candidate;
- a description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for membership on the Board of Directors approved by the Governance Committee from time to time;
- a description of all arrangements or understandings between the securityholder and the proposed director candidate;
- the consent of the proposed director candidate (i) to be named in the proxy statement relating to the Annual Meeting of Stockholders and (ii) to serve as a director if elected at such annual meeting; and
- any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Board Membership Criteria

The Governance Committee has established criteria for membership on the Board of Directors. These criteria include the following specific, minimum qualifications that the Governance Committee believes must be met by a Governance Committee-recommended nominee for a position on the Board of Directors:

- The nominee must have high personal and professional integrity, must have demonstrated exceptional ability and judgment, and must be expected, in the judgment of the Governance Committee, to be highly effective, in conjunction with the other nominees to the Board of Directors, in collectively serving the interests of the Company and its stockholders.

In addition to the minimum qualifications for each nominee set forth above, the Governance Committee will recommend that the Board of Directors select persons for nomination to help ensure that:

- the Board of Directors will be comprised of a majority of "independent directors" in accordance with NASDAQ rules;
- each of the Audit, Compensation and Governance Committees shall be comprised entirely of independent directors;
- each member of the Audit Committee is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement; and
- at least one member of the Audit Committee has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Finally, in addition to any other standards the Governance Committee may deem appropriate from time to time for the overall structure and composition of the Board of Directors, the Governance Committee, when recommending that the Board of Directors select persons for nomination, may consider whether the nominee has direct experience in the industry or in the markets in which the Company operates.

The Governance Committee will recommend to the Board of Directors the nomination of the director candidates who it believes will, together with the existing members of the Board of Directors and other nominees, best serve the interests of the Company and its stockholders.

Identifying and Evaluating Nominees

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by shareholders, the Company's Corporate Governance and Nominating Committee will apply the criteria set forth in Plug Power's Corporate Governance Guidelines. These criteria include the candidate's integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all shareholders. Our Corporate Governance Guidelines specify that the value of diversity on the Board should be considered by the Corporate Governance and Nominating Committee in the director identification and nomination process. The Committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law. For a more comprehensive discussion of our Corporate Governance and Nominating Committee's current policy with regard to the consideration of director candidates, please refer to the section of this document titled "Policies Governing Director Nominations."

To review the effectiveness of assessing the diverse skills, qualifications and backgrounds of Director Nominations, the Board of Directors and each of the three standing Board Committees conduct annual self-evaluations. In addition, the Corporate Governance and Nominating Committee monitors the effectiveness of these procedures on an ongoing basis.

CONTACTING THE BOARD OF DIRECTORS

You may contact any director of the Company by writing to them c/o Plug Power Inc., 968 Albany Shaker Road, Latham, New York 12110, Attention: Corporate Secretary. Your letter should clearly specify the name of the individual director or group of directors to whom your letter is addressed. Any communications received in this manner will be forwarded as addressed.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names and ages of all executive officers of the Company and the principal occupation and business experience for at least the last five years for each are set forth below. The ages of and biographical information regarding each executive officer is based on information furnished to the Company by each executive officer and is as of January 29, 2010.

Executive Officers	Age	Position
Andrew Marsh	53	President, Chief Executive Officer and Director
Gerald A. Anderson	52	Senior Vice President and Chief Financial Officer
Mark A. Sperry	49	Senior Vice President and General Manager of Continuous Power Division
Gerard L. Conway, Jr.	45	Senior Vice President, General Counsel and Corporate Secretary
Erik Hansen	38	Senior Vice President and General Manager of Motive Power Division
Adrian Corless	43	Vice President of Technology and Chief Technology Officer

The principal occupation and business experience for at least the last five years for each executive officer of the Company is set forth below. The biographies of each of the executive officers below contains information regarding the person's service as an executive, business experience, director positions held currently or at any time during the last five years, information regarding the experiences, qualifications, attributes or skills that caused the Corporate Governance Committee and the Board to determine that the person should serve as an executive officer.

Andrew Marsh's biographical information can be found in the section entitled *"Information about our Directors"* in this Proxy Statement.

Gerald A. Anderson joined Plug Power as Chief Financial Officer in July 2007 and, since March 2009, has also served as Senior Vice President. He is responsible for managing all aspects of the Company's financial, investor relations and information services operations. Prior to joining Plug Power, Mr. Anderson was the Treasurer and Director of Finance for Intermagnetics General Corporation. Utilizing an acquisition growth strategy, he managed finance, treasury, risk management and business valuation functions for the medical device manufacturing company. Prior to that, he was Chief Financial Officer for J Management Company. In addition to managing finance, controllership, merger and acquisition and treasury functions, he also helped set the strategic direction of the company. Earlier in his career, Mr. Anderson spent 15 years with KeyCorp, eventually as Senior Vice President, Director of Business Analysis and Management Reporting. He has 30 years of financial experience. He holds a Bachelor of Science degree in Business Administration, with a concentration in Accounting, from the University of Arizona.

Mark A. Sperry currently serves as the General Manager of the Continuous Power Division and, since March 2009, has also served as Senior Vice President. In his current position he directs the Company's efforts to develop and market products targeted at applications and industries that require clean, reliable primary power solutions. Additionally, he manages the Company's strategic technology programs, including activities with Honda and high temperature Proton Exchange Membrane efforts partially funded by the European Union and US Department of Energy. Prior to his current position he served as Vice President and Chief Marketing Officer beginning in May 2000. In that capacity, Mr. Sperry was responsible for all strategy, marketing and advanced technical program activities, including corporate, business and market development, strategic planning, product marketing and marketing communications. During his tenure with the Company, Mr. Sperry has overseen the acquisition and integration of the Company's operations in Vancouver, BC, and focused on the development of fuel cell solutions for industrial vehicles. Additionally, he designed, built and managed the Company's program management, sales and customer operations organizations and was instrumental in raising capital for the Company's ongoing research and development activities. Prior to joining the Company, Mr. Sperry spent 15 years at Xerox Corporation, where he served as Vice President and General Manager for the Production Color Business within the North American Solutions Group. While at Xerox, he held a wide variety of positions spanning finance, operations, marketing and strategy, including worldwide marketing responsibility for the highly successful, multi-billion dollar DocuTech product family. Mr. Sperry is currently a board member of the Saratoga County Chamber of Commerce, Proctor's Theatre, and Tire Conversion Technologies. Mr. Sperry received Bachelor of Science degrees in Economics and Political Science from Dickinson College and a Masters in Business Administration from Syracuse University.

Gerard L. Conway, Jr. has served as General Counsel and Corporate Secretary since September 2004 and, since March 2009, has also served as Senior Vice President. In that capacity, Mr. Conway is responsible for advising the Company on legal issues such as corporate law, securities, contracts, strategic alliances and intellectual property. He also serves as the Compliance Officer for securities matters affecting the Company. During his tenure, Mr. Conway served as Vice President of Government Relations from 2005 to June 2008 and in that capacity he advocated on energy issues, policies, legislation and regulations on the state, federal, national and international levels on behalf of the Company and the alternative energy sector. Prior to his appointment to his current position, Mr. Conway served as Associate General Counsel and Director of Government Relations for the Company beginning in July 2000. Prior to joining Plug Power, Mr. Conway spent four years as an Associate with Featherstonhaugh, Conway, Wiley & Clyne, LLP, where he concentrated in government relations, business and corporate law. Mr. Conway has more than nineteen years of experience in general business, corporate real estate and government relations. Mr. Conway holds a Bachelor of Arts degree in English and Philosophy from Colgate University and a Juris Doctorate from Boston University School of Law.

Erik Hansen joined Plug Power Inc. as Vice President of Business Development in 2008 and was appointed Senior Vice President and General Manager of the Motive Power Division in October of 2009. Mr. Hansen is responsible for directing the Motive Power Division as it commercializes its fuel cell power products for material handling customers. Mr. Hansen has more than 15 years of experience with cutting edge technologies related to energy storage systems. Prior to joining Plug Power, he was General Manager of Sales and Systems Engineering for Cobasys LLC in Orion, Michigan, where he worked for eight years. In that role, Mr. Hansen led the decision-making and strategic planning for the manufacture and sales of advanced energy storage solutions for both the transportation and uninterruptible power systems. Mr. Hansen holds a Bachelor of Science degree in Electrical Engineering and a Bachelor of Science degree in Computer Engineering, both from West Virginia University.

Adrian Corless joined Plug Power in April 2007 as Vice President of Technology and was appointed Chief Technology officer in June 2008. As of February 2010, Mr. Corless was appointed Senior Vice President and Chief Technology Officer and is currently responsible for the development of Plug Power's Motive Power products as well as guiding Plug Power's overall technology and Intellectual Property strategies. Prior to joining Plug Power, Mr. Corless was the Chief Technical Officer of Cellex Power Products and was responsible for the technical aspects of the product development process. Prior to joining Cellex, Mr. Corless worked for Ballard Power Systems Inc. and Excellsis Inc. latterly as Program Manger for the Phase 4 fuel cell bus program. Mr. Corless is an active participant in the Industrial Truck Association, an executive board member of the Canadian Hydrogen and Fuel Cell Association, a Technical Advisory Board member for the NRC Institute for Fuel Cell Innovation, and a member of both UL and CSA standards development committees. Mr. Corless holds a Masters of Applied Science degree in Mechanical Engineering from the University of Victoria and is a Registered Professional Engineer in British Columbia, Canada.

Subject to any terms of any employment agreement with the Company (as further described in this Proxy Statement), each of the executive officers holds his or her respective office until the regular annual meeting of the Board of Directors following the Annual Meeting of Stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, annual incentive bonuses, long-term equity incentive compensation, and broad-based benefits programs. We place emphasis on pay-for-performance based incentive compensation, which is designed to reward our executives based on the achievement of predetermined performance goals. This Compensation Discussion and Analysis explains our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the other three most highly-compensated executive officers as determined in accordance with applicable SEC rules, who are collectively referred to as the named executive officers.

Mr. Chris Reid served as Vice President and General Manager of the Motive Power Division from April 2007 until April 2009 and thereafter he served as an executive officer of the Company as Vice President, Special Projects. His employment terminated as of December 31, 2009 with the expiration of his Executive Employment Agreement.

Mr. Erik Hansen served as Vice President of Business Development from October 2008 through October 2009 at which point he was appointed as Vice President and General Manager of the Motive Power Division by the Board of Directors of the Company.

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

- Attract and retain talented and experienced executives;
- Motivate and reward executives whose knowledge, skills and performance are critical to our success;
- Provide a competitive compensation package which is weighted towards pay-for-performance and in which total compensation is primarily determined by Company and individual results and the creation of shareholder value;
- Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and
- Motivate our executives to manage our business to meet our short- and long-term objectives and reward them for meeting these objectives.

Our Executive Compensation Programs

Our executive compensation primarily consists of base salary, annual incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Consistent with the emphasis we place on pay-for-performance based incentive compensation, long-term equity incentive compensation in the form of stock options and restricted stock constitute a significant portion of our total executive compensation.

Within the context of the overall objectives of our compensation programs, our Compensation Committee determined the specific amounts of compensation to be paid to each of our executives in 2009 based on a number of factors, including:

- Its understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;
- Our executives' performance during 2009 in general and as measured against predetermined performance goals;
- The nature, scope and level of our executives' responsibilities;
- Our executives' effectiveness in leading the Company's initiatives to increase customer value, productivity and revenue growth;
- The individual experience and skills of, and expected contributions from, our executives;
- The executive's contribution to the Company's commitment to corporate responsibility, including the executive's success in creating a culture of unyielding integrity and compliance with applicable law and the Company's ethics policies;
- The amounts of compensation being paid to our other executives;
- The executive's contribution to our financial results;
- Our executives' historical compensation at our Company; and
- Any contractual commitments we have made to our executives regarding compensation.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation. Compensation paid to our named executive officers in 2009 is discussed under each element. In the descriptions below, we have identified particular compensation objectives which we have designed our executive compensation programs to serve; however, we have designed our compensation programs to complement each other and to collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation, each element to a greater or lesser extent serves each of our objectives.

Base Salary

We pay our executives a base salary which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are, in part, established based on the individual experience, skills, expected contributions of our executives, and our executives' performance during the prior year.

In 2009, we did not increase the base salaries of our named executive officers. The base salaries remained at the 2008 levels as follows: Mr. Marsh's base salary was $375,000 per year, Mr. Sperry's base salary was $258,000, Mr. Conway's base salary was $200,000, and Mr. Anderson's base salary was $250,000. Mr. Hansen became a named executive officer during 2009 and his base salary was set at $200,000. Our executives' base salaries reflect the initial base salaries that we negotiated with each of our executives at the time of his or her initial employment or promotion and our subsequent adjustments to these amounts to reflect market increases, the growth and stage of development of our Company, our executives' performance and increased experience, any changes in our executives' roles and responsibilities, and other factors. The initial base salaries that we negotiated with our executives were based on our understanding of the market at the time, the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of our existing executives, and other factors.

Annual Incentive Bonuses

Our named executive officers are eligible to receive annual incentive bonuses based on our pay-for-performance incentive compensation program. They are eligible to receive annual incentive bonuses primarily based upon their performance as measured against predetermined individual performance goals, including financial measures, achievement of strategic objectives, and other factors. The primary objective of this program is to motivate and reward our named executive officers for meeting individual performance goals. We do not believe that every important aspect of executive performance is capable of being specifically quantified in a predetermined performance goal. For example, events outside of our control may occur after we have established the named executive officers' individual performance goals for the year that require our named executive officers to focus their attention on different or other strategic initiatives; thus, the individual performance goals may be modified during the fiscal year by the President and Chief Executive Officer, or the Board of Directors in the case of the President and Chief Executive Officer himself, to account for such events beyond our control.

Within our pay-for-performance incentive compensation program, specific performance attainment levels are indicated for each performance goal. These performance attainment levels correlate to potential award amounts that are calculated as a percent of each executive's base salary.

In 2009, we established attainment levels for each of our executives, other than Mr. Marsh, as 10%, 20% or 30% of his base salary to be awarded in the form of a stock grant. Since the annual incentive bonus is payable based on the achievement of each of the different levels of performance, the executive officer may earn between 0% and 30% of his base salary given his actual performance. The 20% attainment level is considered the target level for each performance goal because it is challenging for the executive to attain, and the executive would meet expectations if he achieved this level. The 10% attainment level is considered the threshold level for each performance goal because although still challenging, it is the minimum acceptable performance level. The 30% attainment level is considered the maximum, or stretch, level for each performance goal because it is most challenging for the executive to attain, and the executive would have to exceed expectations to achieve this level. Our maximum and threshold performance attainment levels are determined in relation to our target attainment levels and are intended to provide for correspondingly greater or lesser incentives in the event that performance is within an appropriate range above or below the target performance attainment level.

In 2009, we also established attainment levels for our Chief Executive Officer as 17%, 34% or 50% of his base salary to be awarded in the form of a stock grant. Since the annual incentive bonus is payable based on the achievement of each of the different levels of performance, the Chief Executive Officer may earn between 0% and 50% of his base salary given his actual performance. The 34% attainment level is considered the target level for each performance goal because it is challenging for the Chief Executive Officer to attain, and the executive would meet expectations if he achieved this level. The 17% attainment level is considered the threshold level for each performance goal because although still challenging, it is the minimum acceptable performance level. The 50% attainment level is considered the maximum, or stretch, level for each performance goal because it is most challenging for the Chief Executive Officer to attain, and the Chief Executive Officer would have to exceed expectations to achieve this level. Our maximum and threshold performance attainment levels are determined in relation to our target attainment levels and are intended to provide for correspondingly greater or lesser incentives in the event that performance is within an appropriate range above or below the target performance attainment level.

As a way of linking each executive's performance to corporate-wide strategy, the executives' individual performance goals directly correlate to our corporate milestones, which management recommends to the Board of Directors and the Board of Directors approves after appropriate discussion and review. The executives' individual performance goals are determined in the same way as the corporate milestones such that management reviews how each executive may contribute to the corporate milestones and recommends individual performance goals to the Board of Directors. The Board of Directors, after appropriate discussion and review, ultimately approves the individual performance goals. Because disclosure of the specific individual performance goals would give competitors information that could be leveraged for competitive advantage, we do not disclose these specific individual performance goals or our executives' actual performance against such goals. Generally the individual performance goals, as well as the corporate milestones, fell into one or more of the following categories: (i) increase sales, (ii) meet product launch schedules, (iii) meet goals for number of units shipped, (iv) decrease product and fuel costs, and (v) decrease costs of business operations.

In 2009, all of the executive officers attained some level of success in relation to their individual performance goals. Initially, the CEO, and other members of management as appropriate, make a recommendation to the Compensation Committee of the Board of Directors for each executive's potential award amount based on his level of attainment of each of his individual performance goals (with the exception of the CEO himself whose level of attainment is evaluated by the Compensation Committee directly). Ultimately, the Board of Directors, after review and discussion and recommendation from the Compensation Committee, determines the final achieved level of attainment for each executive's individual performance goals.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards in the form of stock options and restricted stock to executives as part of our total compensation package. Consistent with our emphasis on pay-for-performance based incentive compensation, these awards represent a significant portion of total executive compensation. Based on the stage of our Company's development and the incentives we aim to provide to our executives, we have chosen to use either stock options or a combination of stock options and restricted stock as our long-term equity incentive awards. Our decisions regarding the amount and type of long-term equity incentive compensation and relative weighting of these awards among total executive compensation have also been based on our understanding of market practices of similarly situated companies and our negotiations with our executives in connection with their initial employment or promotion by our Company.

Additionally, the Board adopted stock ownership guidelines for named executives, effective as of August 15, 2005, which are also considered when granting long-term equity incentive awards to executives. These guidelines provide a target level of Company equity holdings with which named executives are expected to comply within five (5) years from the latter of the effective date of the guidelines or the date the individual is first appointed as an executive. The target stock holdings are determined as a multiple of the named executive's base salary and then converted to a fixed number of shares. The named executive's base salary is multiplied by five (5) for Chief Executive Officer and by three (3) for all other named executives; that product is divided by Plug Power's 200-day average common stock price as reported by the NASDAQ Global Market; and finally that amount is then rounded to the nearest 100 shares. The following count towards satisfaction of these stock ownership guidelines: (i) shares owned outright by the executive or his or her immediate family members residing in the same household; (ii) stock held in the Plug Power Inc. Savings and Retirement Plan (401K Plan); (iii) stock held in the Plug Power Inc. Employee Stock Purchase Plan (ESPP); (iv) restricted stock issued as part of an executive's annual or other bonus whether or not vested; (v) shares acquired upon the exercise of employee stock options; (vi) shares underlying unexercised employee stock options as part of the Plug Power Inc. Employee Stock Option Plan (ESOP) times a factor of thirty-three percent; and (vii) shares held in trust.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our Company. Stock options are earned on the basis of continued service and generally vest over three years, beginning with one-third vesting on the first anniversary of the grant date, one-third vesting on the second anniversary of the grant date and the final one-third vesting on the third anniversary of the grant date, subject to acceleration in certain circumstances. Stock option awards are made pursuant to our 1999 Stock Option and Incentive Plan. Except as may otherwise be provided in the applicable stock option award agreement, stock option awards become fully exercisable upon a change of control under the 1999 Stock Option and Incentive Plan. The exercise price of each stock option granted under our 1999 Stock Option and Incentive Plan is the closing price of our common stock on the NASDAQ Global Market as of the effective date of each grant.

We make grants to our existing executive officers on an annual basis; however, grants to new hires and grants relating to an existing executive officer's promotion may be made on a periodic basis. All grants to executive officers are approved by the Compensation Committee. In 2009, we considered a number of factors in determining the number of stock options, if any, to grant to our executives, including:

- the number of shares subject to, and exercise price of, outstanding options, both vested and unvested, held by our named executive officers;
- the vesting schedule of the unvested stock options held by our named executive officers; and
- the amount and percentage of our total equity on a diluted basis held by our named executive officers.

Restricted stock awards provide our executive officers with shares of our stock that they may retain or trade; however, all executive officers must trade within their rights according to our Insider Trading Policy. The restricted stock is intended to be a long-term incentive alternative to the stock option awards that may be appropriate for executive officers based on their performance and their critical skills. Restricted stock awards may vest over three years, beginning with one-third vesting one year after the date of grant, then pro-rata vesting monthly thereafter. Restricted stock awards are made pursuant to our 1999 Stock Option and Incentive Plan.

On October 28, 2009, the Compensation Committee recommended and the Board of Directors approved a Long Term Incentive (LTI) Plan pursuant to the terms of the Company's 1999 Stock Option and Incentive Plan. Designed as an incentive vehicle to support employee efforts, the LTI Plan seeks to increase shareholder value by encouraging Plug Power employees to continue to work diligently to further the Company's long term goals, particularly the recently announced three year plan to achieve profitability in 2012.

Under the LTI Plan, a select group of critical employees received a Restricted Stock Unit Award Agreement (Agreement) awarding a one time grant of restricted stock units (RSUs) calculated using a multiple of the selected employee's base salary. According to the Agreement, the restrictions on each participant's RSU allocation will lapse over a three year period upon successful completion of weighted performance-based metrics. Specifically, restrictions on 25% of RSUs are tied to the Company's achievement of revenue targets, while the restrictions on 75% of RSUs are tied to the Company's achievement of earnings before interest expense, taxes, depreciation, amortization and non-cash charges for equity compensation (measurement referred to in the Agreement as "EBITDAS") targets. Intended to supplement the annual employee incentive plan payout, the total number of RSUs on which restrictions shall lapse each year will vary depending on the Company's progress achieving the corresponding threshold, target or stretch goals.

Restrictions shall lapse with respect to the corresponding revenue RSUs based on the following sample schedule, depending on the Company's achievement of the Revenue targets for 2010, 2011 and 2012:

FOR ACHIEVEMENT OF REVENUE PERFORMANCE TARGETS

2010 PERFORMANCE	RSU Allocation	Percent Vesting	RSU's Earned	RSU's Forfeited
< Threshold	0	0%	0	3,831
>= Threshold and < Target	13,931	20%	2,786	1,045
>= Target and < Stretch	17,413	20%	3,483	348
>= Stretch	19,155	20%	3,831	0

2011 PERFORMANCE	RSU Allocation	Percent Vesting	RSU's Earned	RSU's Forfeited
< Threshold	0	0%	0	4,789
>= Threshold and < Target	13,931	25%	3,483	1,306
>= Target and < Stretch	17,413	25%	4,353	436
>= Stretch	19,155	25%	4,789	0

2012 PERFORMANCE	RSU Allocation	Percent Vesting	RSU's Earned	RSU's Forfeited
< Threshold	0	0%	0	10,535
>= Threshold and < Target	13,931	55%	7,662	2,873
>= Target and < Stretch	17,413	55%	9,577	958
>= Stretch	19,155	55%	10,535	0

Restrictions shall lapse with respect to the corresponding EBITDAS RSUs based on the following sample schedule, depending on the Company's achievement of the EBITDAS targets for 2010, 2011 and 2012:

FOR ACHIEVEMENT OF EBITDAS PERFORMANCE TARGETS

2010 PERFORMANCE	RSU Allocation	Percent Vesting	RSU's Earned	RSU's Forfeited
< Threshold	0	0%	0	11,493
>= Threshold and < Target	41,791	20%	8,358	3,135
>= Target and < Stretch	52,240	20%	10,448	1,045
>= Stretch	57,463	20%	11,493	0

2011 PERFORMANCE	RSU Allocation	Percent Vesting	RSU's Earned	RSU's Forfeited
< Threshold	0	0%	0	14,366
>= Threshold and < Target	41,791	25%	10,448	3,918
>= Target and < Stretch	52,240	25%	13,060	1,306
>= Stretch	57,463	25%	14,366	0

2012 PERFORMANCE	RSU Allocation	Percent Vesting	RSU's Earned	RSU's Forfeited
< Threshold	0	0%	0	31,604
>= Threshold and < Target	41,791	55%	22,985	8,619
>= Target and < Stretch	52,240	55%	28,732	2,872
>= Stretch	57,463	55%	31,604	0

For example, assuming the Company achieves stretch revenue and EBITDAS metrics, restrictions on a maximum of 20% of total awarded RSUs will lapse in 2011 for performance in 2010; restrictions on a maximum of 25% of total awarded RSUs will lapse in 2012 for performance in 2011; and restrictions on a maximum of 55% of total awarded RSUs will lapse in 2013 for performance in 2012. Alternatively, if at the end of the fiscal year it is determined that the Company failed to achieve these articulated performance-based metrics, a percentage of RSUs will be forfeited for that fiscal year.

Pursuant to the terms of the Agreement, in the event stretch revenue and EBITDAS metrics are reached during each of the three years of the grant period commencing on January 1, 2010, the Company could issue a maximum of 8,667,666 shares to LTI Plan participants, currently representing approximately 6.6% of total outstanding shares. Restrictions on these shares only lapse in the event the Company performs at the articulated performance metrics.

Broad-Based Benefits

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental, and vision care coverage, disability insurance and life insurance, and our 401(k) plan.

Our Executive Compensation Process

The Compensation Committee of our Board of Directors is responsible for determining the compensation for our named executive officers. The Compensation Committee is composed entirely of non-employee directors who are "independent" as that term is defined in the applicable NASDAQ rules. In determining executive compensation, our Compensation Committee annually reviews the performance of our executives with our Chief Executive Officer, and our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the appropriate base salary, annual incentive bonuses and performance measures, and grants of long-term equity incentive awards for each of our executives. The Chairman of the Compensation Committee makes recommendations to the Compensation Committee with regards to the Chief Executive Officer's compensation. The Compensation Committee makes its determination regarding executive compensation and then recommends such determination to the Board of Directors. The Board of Directors ultimately approves executive compensation.

As a result, the total amount of compensation that we paid to our executives, the types of executive compensation programs we maintained, and the amount of compensation paid to our executives under each program has been determined by our Compensation Committee and Board of Directors based on their understanding of the market, experience in making these types of decisions, and judgment regarding the appropriate amounts and types of executive compensation to provide.

SUMMARY COMPENSATION

The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the individuals serving as the Company's principal executive officer or principal financial officer during the past three fiscal years, and the three other most highly compensated executive officers during Fiscal 2009 ("named executive officers").

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation ($)	Total ($)
Andrew Marsh (6)	2009	382,212	—	57,562	1,775	—	48,742 (7)	490,291
President, Chief Executive	2008	272,596	—	109,835	832,000	—	127,864 (7)	1,342,295
Officer and Director	2007	—	—	—	—	—	—	—
Gerald A. Anderson (8)	2009	254,807	—	50,150	1,775	—	12,526 (9)	319,258
Senior Vice President and	2008	248,577	—	87,256	42,120	—	11,995 (9)	389,948
Chief Financial Officer	2007	108,173	22,500	66,000	85,950	—	5,002 (9)	—
Mark A. Sperry	2009	262,962	—	18,602	1,775	—	12,430 (10)	295,769
Senior Vice President and	2008	257,231	—	77,399	42,120	—	11,499 (10)	388,249
General Manager of Continuous Power Division	2007	242,673	8,000	—	90,400	—	11,377 (10)	352,450
Gerard L. Conway, Jr. (11)	2009	203,846	—	38,300	1,775	—	180 (12)	244,101
Senior Vice President,	2008	197,693	—	80,500	42,120	—	7,757 (12)	328,070
General Counsel and Corporate Secretary	2007	—	—	—	—	—	—	—
Chris Reid (13)	2009	198,842	—	59,779	1,775	—	5,322 (14)	265,718
Vice President and Vice	2008	196,493	—	—	42,120	98,944	4,487 (14)	342,044
President of Plug Power Canada Inc.	2007	—	—	—	—	—	—	—
Erik J. Hansen (15)	2009	181,000	—	37,400	1,775	—	9,158 (16)	229,333
Senior Vice President and	2008	—	—	—	—	—	—	—
General Manager of Motive Power	2007	—	—	—	—	—	—	—

(1) This column represents the dollar amount of base salary actually paid to executives. During 2009, our fiscal calendar included fifty-three (53) pay periods, and therefore, each executive earned one (1) additional week of base pay.

(2) This column represents the dollar amount of discretionary bonuses paid to executives.

(3) This column represents the aggregate grant date fair value of the stock award computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. Fair value is calculated using the closing price of Plug Power stock on the date of grant. For additional information on stock awards, refer to note 14 of the Company's consolidated financial statements in the Form 10-K for the year ended December 31, 2009, as filed with the SEC. Also see the Grants of Plan-Based Awards Table for information on awards granted in 2009. ***These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.***

(4) This column represents the aggregate grant date fair value of the option award computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. For additional information on the valuation assumptions with respect to option awards, refer to note 14 of the Company's consolidated financial statements in the Form 10-K for the year ended December 31, 2009, as filed with the SEC. Also see the Grants of Plan-Based Awards Table for information on options granted in 2009. ***These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.***

(5) This column represents the dollar amount of bonuses paid to executives in 2009 under a non-equity incentive plan earned in 2008.

(6) Mr. Marsh was hired in April 2008, and therefore he received compensation in 2008 for nine months, and no compensation for 2007.

(7) Includes the Company's share of contributions on behalf of Mr. Marsh to the Plug Power 401(k) savings plan in the amount of $12,250 and $10,130 in the years ended 2009 and 2008, respectively, payments of $276 and $673 for supplemental life insurance premiums in the years ended 2009 and 2008, respectively, and payments of $36,215 and $117,061 for moving and relocation expenses in 2009 and 2008, respectively.

(8) Mr. Anderson was hired in July 2007, and therefore he received compensation in 2007 for six months.

(9) Includes the Company's share of contributions on behalf of Mr. Anderson to the Plug Power 401(k) savings plan in the amount of $12,250, $11,443 and $4,760 in the years ended 2009, 2008 and 2007, respectively, and payments of $276, $552 and $242 for supplemental life insurance premiums in the years ended 2009, 2008 and 2007, respectively.

(10) Includes the Company's share of contributions on behalf of Mr. Sperry to the Plug Power 401(k) savings plan in the amount of $12,250, $11,125, and $11,021 in the years ended 2009, 2008 and 2007 respectively, and payments of $180, $374, and $356 for supplemental life insurance premiums in the years ended 2009, 2008 and 2007 respectively

(11) Mr. Conway became a named executive officer in 2008.

(12) Includes the Company's share of contributions on behalf of Mr. Conway to the Plug Power 401(k) savings plan in the amount of $0 and $7,577 in the years ended 2009 and 2008, respectively, and payments of $180 and $180 for supplemental life insurance premiums in the years ended 2009 and 2008, respectively.

(13) Mr. Reid became a named executive officer in 2008. He served as an executive of the Company for a portion of 2008. His salary, benefits, and all other compensation for 2009 have been translated into US dollars at an average exchange rate of $1 CDN = $0.9532 USD. His salary, benefits, and all other compensation for 2008 have been translated into US dollars at an average exchange rate of $1 CDN = $0.9441 USD.

(14) Includes the Company's share of contributions on behalf of Mr. Reid for health, dental and life insurance benefits of $5,322 and $4,487 for the years ended 2009 and 2008, respectively.

(15) Mr. Hansen became a named executive officer in 2009.

(16) Includes the Company's share of contributions on behalf of Mr. Hansen to the Plug Power 401(k) savings plan in the amount of $9,050 and payment of $108 for supplemental life insurance premiums in the years ended 2009.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about equity awards granted to the named executive officers in 2009:

Name	Estimated Possible Payouts Under Equity Incentive Plan Awards ($) (1)			Grant Date of Option Awards	All other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh) (3)	Grant Date Fair Value of Option Awards ($) (4)
	Threshold	Target	Maximum				
Andrew Marsh	63,750	127,500	187,500	05/20/09	2,500	0.95	1,775
Gerald A. Anderson	25,000	50,000	75,000	05/20/09	2,500	0.95	1,775
Mark A. Sperry	25,800	51,600	77,400	05/20/09	2,500	0.95	1,775
Gerard L. Conway, Jr.	20,000	40,000	60,000	05/20/09	2,500	0.95	1,775
Chris Reid	33,965	67,930	99,898	05/20/09	2,500	0.95	1,775
Erik J. Hansen	20,000	40,000	60,000	05/20/09	2,500	0.95	1,775

(1) The equity incentive plan award is denominated in dollars and payable in stock. The number of shares payable is determined by the stock price on the day the award is made. The estimated payout for Chris Reid for 2009 has been translated into US dollars at an average exchange rate of $1 CDN = $0.9532 USD.

(2) This column shows the number of stock options granted in 2009 to the named executives.

(3) This column shows the exercise price for the stock options granted, which was the closing price of Plug Power stock on the date of grant, the date the Compensation Committee granted the options

(4) This column represents the aggregate grant date fair value of the option award computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. For additional information on the valuation assumptions with respect to option awards, refer to note 14 of the Company's consolidated financial statements in the Form 10-K for the year ended December 31, 2009, as filed with the SEC. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.

DISCUSSION OF SUMMARY COMPENSATION AND GRANTS OF PLAN-BASED AWARDS TABLES

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan Based Awards Table was paid or awarded, are described above under "Compensation Discussion and Analysis." A summary of certain material terms of our compensation plans and arrangements is set forth below.

Employment Agreements

The Company and Mr. Marsh are parties to an employment agreement which renews automatically for successive one-year terms unless Mr. Marsh or the Company gives notice to the contrary. Mr. Marsh receives an annual base salary of $375,000 and is eligible to: (i) receive an annual incentive bonus of up to an amount equal to fifty percent (50%) of his annual base salary; (ii) participate in all savings and retirement plans; and (iii) participate in all benefit and executive perquisites. Mr. Marsh's employment may be terminated by the Company for "Cause", as defined in the agreement, or by Mr. Marsh for "Good Reason", as defined in the agreement, or without "Good Reason" upon written notice of termination to the Company. If Mr. Marsh's employment is terminated by the Company for any reason other than cause, death or disability, or in the event that Mr. Marsh terminates his employment with the Company and is able to establish "Good Reason", the Company is obligated to pay Mr. Marsh the sum of the following amounts: (i) any earned but unpaid annual base salary, (ii) incentive bonus earned but not yet paid, (iii) unpaid expense reimbursements, (iv) accrued but unused vacation, plus (v) any benefits that may have vested under any employee benefit plan of the Company through the date of termination; plus (i) one (1) times annual base salary and (ii) one (1) times the annual incentive bonus for the immediately preceding fiscal year. In addition, Mr. Marsh is entitled to fully vest as of the date

of termination in any outstanding restricted stock, stock options and other stock awards previously granted that would have vested had he remained an employee for an additional twelve (12) months following the date of termination. Furthermore, the Company is required to continue paying health insurance and other benefits to Mr. Marsh and his eligible family members for twelve (12) months following his termination. The agreement also provides, among other things, that if, within twelve (12) months after a "Change in Control", as defined in the agreement, the Company terminates such executive's employment without Cause, then such executive shall be entitled to (i) receive a lump sum payment equal to three (3) times the sum of (1) his current annual base salary plus (2) his average annual incentive bonus over the three (3) fiscal years prior to the Change in Control (or his annual incentive bonus for the fiscal year immediately preceding to the Change of Control, if higher), (ii) continued vesting of his stock options and other stock-based awards for twelve (12) months following the Change of Control as if he had remained an active employee, and (iii) receive benefits, including health and life insurance for twelve (12) months following the Change of Control.

The Company and Messrs. Anderson, Sperry, Conway and Hansen are parties to Executive Employment Agreements pursuant to which if any of their employment is terminated by the Company for any reason other than "Cause", as defined in the agreement, death or disability, or in the event that any terminates his employment with the Company and is able to establish "Good Reason", as defined in the agreement, the Company is obligated to pay each the sum of the following amounts: (i) any earned but unpaid annual base salary, (ii) incentive bonus earned but not yet paid, (iii) unpaid expense reimbursements, (iv) accrued but unused vacation, plus (v) any benefits that may have vested under any employee benefit plan of the Company through the date of termination; plus (i) one (1) times annual base salary. In addition, each is entitled to exercise any vested stock options for twelve (12) months following the date of termination. Furthermore, the Company is required to continue paying health insurance and other benefits to each and his eligible family members for twelve (12) months following his termination. The Executive Employment Agreements also provide, among other things, that if, within twelve (12) months after a "Change in Control", as defined in the agreement, the Company terminates such executive's employment without Cause, then such executive shall be entitled to (i) receive a lump sum payment equal to the sum of (1) his average annual base salary over the three (3) fiscal years immediately prior to the Change of Control (or the executive's annual base salary in effect immediately prior to the Change of Control, if higher) and (2) his average annual bonus over the three (3) fiscal years prior to the Change in Control (or the executive's annual bonus in effect immediately prior to the Change of Control, if higher), (ii) continued vesting of his stock options for twelve (12) months following the Change of Control as if he had remained an active employee, and (iii) receive benefits, including health and life insurance for twelve (12) months following the Change of Control.

Annual Incentive Bonuses

In 2009, we established incentive bonus potentials for each of our named executive officers as a percentage of that executive's base salary according to the executives' achievement of a number of predetermined performance goals, as described above under "Our Executive Compensation Programs – Annual Incentive Bonuses." With the exception of Mr. Marsh, each executive has the ability to earn a stock grant equivalent to between 0% and 30% of his base salary given his actual performance. Mr. Marsh has the ability to earn a stock grant equivalent to between 0% and 50% of his base salary given his actual performance. Each named executive officer demonstrated some level of achievement in relation to his performance goals in 2009. Mr. Marsh earned 106,597 shares of stock which equated to 15.35% of his annual base salary. Mr. Anderson earned 92,871 shares of stock, which equated to 20.06% of his annual base salary. Mr. Sperry earned 34,448 shares of stock, which equated to 7.21% of his annual base salary. Mr. Conway earned 70,926 shares of stock, which equated to 19.15% of his annual base salary. Mr. Hansen earned 69,259 shares of stock, which equated to 22% of his annual base salary.

2009 Stock Option Grants

In 2009, we granted Messrs. Marsh, Anderson, Sperry, Conway and Hansen each the stock option to purchase 2,500 shares of common stock at an exercise price of $0.95 per share. Each of Messrs. Marsh, Anderson, Sperry and Conway's stock options vest over three years with one-third of the total award vesting on the first anniversary of the grant date and the remainder vesting on the second and third anniversaries of the grant date. Each of these stock options has an exercise price equal to the fair market value on grant date and a term of ten years.

1999 Stock Option and Incentive Plan

Administration

Our Board of Directors currently administers our 1999 Stock Option and Incentive Plan. The Compensation Committee of our Board of Directors is responsible for reviewing all of our executive compensation plans.

Eligibility

All of our employees, consultants and non-employee directors are eligible to be granted awards under our 1999 Stock Option and Incentive Plan. An employee, consultant or non-employee director granted an award is a participant under our 1999 Stock Option and Incentive Plan.

Number of Shares Available for Issuance

The maximum number of shares of our common stock that are authorized for issuance under our 1999 Stock Option and Incentive Plan as of January 1, 2009 is 14,481,262. Shares issued under the 1999 Stock Option and Incentive Plan may be treasury shares or authorized but unissued shares. In the event the number of shares to be delivered upon the exercise or payment of any award granted under the 1999 Stock Option and Incentive Plan is reduced for any reason or in the event that any award (or portion thereof) can no longer be exercised or paid, the number of shares no longer subject to such award shall be released from such award and shall thereafter be available under the 1999 Stock Option and Incentive Plan for the grant of additional awards. Upon the occurrence of a merger, consolidation, recapitalization, reclassification, stock split, stock dividend, combination of shares or the like, the plan administrator may ratably adjust the aggregate number and affected class of securities available under the 1999 Stock Option and Incentive Plan.

Types of Awards

The plan administrator may grant the following types of awards under our 1999 Stock Option and Incentive Plan: stock options; restricted stock; or other stock-based awards. Stock options awarded under our 1999 Stock Option and Incentive Plan may be nonqualified stock options or incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. With the exception of incentive stock options, the plan administrator may grant, from time to time, any of the types of awards under our 1999 Stock Option and Incentive Plan to our employees, consultants and non-employee directors. Incentive stock options may only be granted to our employees.

Stock Options

A stock option is the right to acquire shares of our common stock at a fixed price for a fixed period of time and generally is subject to a vesting requirement. To date, as a matter of practice, options have generally been subject to a three-year vesting period, with one-third of the total award vesting at the first anniversary of the grant date and the remainder vesting in equal thirds each anniversary thereafter. A stock option will be in the form of a nonqualified stock option or an incentive stock option. The exercise price is set as the market price on the grant date. The term of a stock option may not exceed ten years or five years in the case of incentive stock options granted to a 10% owner. Our 1999 Stock Option and Incentive Plan also allows for the early exercise of unvested options, provided that right is permitted in the applicable stock option agreement. All outstanding unvested shares of our common stock acquired through early exercised options are subject to repurchase by us. After termination of an optionee, he or she may exercise his or her vested options for the period of time stated in the stock option agreement. If termination is for cause, vested options may no longer be exercised. In all other cases, the vested options will remain exercisable for executives twelve (12) months. However, an option may not be exercised later than its expiration date.

Restricted Stock

A restricted stock award is an award entitling the recipient to acquire, at par value or such other higher purchase price determined by the administrator, shares of stock subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other business relationship) and/or achievement of pre-established performance goals and objectives. The grant of a restricted stock award is contingent on the participant executing the restricted stock award agreement. Restricted stock awards are shares of our common stock that are subject to cancellation, restrictions and vesting conditions, as determined by the plan

administrator. Restricted stock awards generally vest over three years, beginning with one-third vesting one year after the date of grant, then pro-rata vesting monthly thereafter. Restricted stock awards are made pursuant to our 1999 Stock Option and Incentive Plan.

Other Awards

The administrator of the 1999 Stock Option and Incentive Plan also may grant other forms of awards that generally are based on the value of our common stock as determined by the plan administrator to be consistent with the purposes of our 1999 Stock Option and Incentive Plan including restricted Stock units. A restricted Stock unit is a commitment by the Company to issue a share of our Common Stock for each restricted Stock unit at the time that the restrictions set in forth in the award lapse or are satisfied.

Amendment and Discontinuance; Term

The plan administrator may amend, suspend or terminate our 1999 Stock Option and Incentive Plan at any time, with or without prior notice to or consent of any person, except as would require the approval of our stockholders, be required by law or the requirements of the exchange on which our common stock is listed or would adversely affect a participant's rights to outstanding awards without their consent. The Company's shareholders approved an amendment to the 1999 Stock Option and Incentive Plan on May 16, 2001, and the date of this amendment constitutes the effective date of the 1999 Stock Option and Incentive Plan. Unless terminated earlier, our 1999 Stock Option and Incentive Plan will expire on the tenth anniversary of its effective date, which is May 16, 2011.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END TABLE

The following table provides information on the holdings of stock options by the named executive officers as of December 31, 2009. For additional information about the option awards and stock awards, see the description of equity incentive compensation in the section titled "Compensation Discussion and Analysis."

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Yet Vested (1) (#) Unexercisable	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units, or Other Rights That Have Not Yet Vested (2) ($)
Andrew Marsh	400,000		3.58	04/08/18	937,500	665,625
		2,500	0.95	05/20/19		
Gerald A. Anderson	45,000		3.33	07/09/17	576,924	409,616
	27,000		2.60	01/24/18		
		2,500	0.95	05/20/19		
Mark A. Sperry	35,027		8.53	11/14/11	446,538	317,042
	20,000		9.20	02/10/14		
	25,000		5.39	01/28/15		
	40,000		5.58	02/01/16		
	40,000		3.75	02/14/17		
	27,000		2.60	01/24/18		
		2,500	0.95	05/20/19		
Gerard L. Conway, Jr.	1,871		8.53	11/14/11	346,154	245,769
	2,250		8.53	11/14/11		
	8,000		6.73	12/22/13		
	12,000		5.39	01/28/15		
	30,000		5.58	02/01/16		
	30,000		3.75	02/14/17		
	27,000		2.60	01/24/18		
		2,500	0.95	05/20/19		
Chris Reid	50,000		3.24	04/04/17	—	—
	27,000		2.60	01/24/18		
		2,500	0.95	05/20/19		
Erik J. Hansen	50,000		0.86	10/29/18	346,154	245,769
		2,500	0.95	05/20/19		

(1) This column represents the number of shares that have not yet vested, and have not yet been earned. The number of shares is based on achieving threshold performance of goals.

(2) This column represents the market value of the unearned restricted stock awards using the stock price at the end of fiscal year 2009.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2009 TABLE

There were no option exercises or stock awards vested during the year for the named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company and Messrs. Marsh, Anderson, Sperry, Conway and Hansen are parties to employment agreements, respectively, that provide for a potential payment upon termination for other than "Cause" as discussed above in *Employment Agreements.*

Such payments by the Company to any of Messrs. Marsh, Anderson, Sperry, Conway or Hansen are subject to the executive signing a general release of claims in a form and manner satisfactory to the Company and in no event is the executive entitled to receive any such payment after he breaches the Employee Patent, Confidential Information and Non-Compete Agreement referenced in the executive's respective agreement or any non-compete, non-solicit or non-disclosure covenants in any agreement between the Company and such executive. We agreed to provide severance payments to such executives in these circumstances based on our negotiations with each of our executives at the time they joined our Company, or as negotiated subsequent to hiring, and in order to provide a total compensation package that we believed to be competitive. Additionally, we believe that providing severance upon a termination without cause can help to encourage our executives to take the risks that we believe are necessary for our Company to succeed and also recognizes the longer hiring process typically involved in hiring a senior executive.

"Cause" shall mean (i) a willful act of dishonesty by the Executive with respect to any matter involving the Company or any subsidiary or affiliate, or (ii) conviction of the Executive of a crime involving moral turpitude, (iii) the failure to perform to the reasonable satisfaction of the Board a substantial portion of the Executive's duties and responsibilities assigned or delegated under this Agreement (other than any such failure after the Executive gives notice of termination for "Good Reason"), which failure continues, in the reasonable judgment of the Board, after written notice given to the Executive by the Board. For purposes of this definition (i) hereof, no act, or failure to act, on the Executive's part shall be deemed "willful" unless done, or omitted to be done, by the Executive without reasonable belief that the Executive's act, or failure to act, was in the best interests of the Company and its subsidiaries and affiliates. "Cause" may also include (i) the failure or refusal of the named executive to render services to us in accordance with his obligations under the employment agreement or a determination by us that the named executive has failed to perform the duties of his employment; (ii) disloyalty, gross negligence, dishonesty, breach of fiduciary duty or breach of the terms of the employment agreement or the other agreements executed in connection therewith; (iii) the commission by the named executive of an act of fraud, embezzlement or disregard of our rules or policies or the commission by the named executive of any other action which injures us; (iv) acts which, in the judgment of our board of directors, would tend to generate adverse publicity toward us; (v) the commission, or plea of nolo contendere, by the named executive of a felony; (vi) the commission of an act which constitutes unfair competition with us or which induces any of our customers to breach a contract with us; or (vii) a breach by the named executive of the terms of the non-competition and non-solicitation agreement or the employee nondisclosure and developments agreement between us and the named executive.

"Terminating Event" shall mean a termination by the Company of the employment of the Executive with the Company for any reason other than (i) a willful act of dishonesty by the Executive with respect to any matter involving the Company or any subsidiary or affiliate, or (ii) conviction of the Executive of a crime involving moral turpitude, or (iii) the gross or willful failure by the Executive to substantially perform the Executive's duties with the Company, which failure is not cured within thirty (30) days after a written demand for substantial performance is received by the Executive from the Board of Directors of the Company (the "Board") which specifically identifies the manner in which the Board believes the Executive has not substantially performed the Executive's duties, or (iv) the failure by the Executive to perform his full-time duties with the Company by reason of his death or Disability. For purposes of clauses (i) and (iii) of this Section 1(a), no act, or failure to act, on the Executive's part shall be deemed "willful" unless done, or omitted to be done, by the Executive without reasonable belief that the Executive's act, or failure to act, was in the best interests of the Company and its subsidiaries and affiliates. For purposes of this Agreement, "Disability" shall mean the Executive's incapacity due to physical or mental illness which has caused the Executive to be absent from the full-time performance of his duties with the Company for a period of six (6) consecutive months if the Company shall have given the Executive a Notice of Termination and, within thirty (30) days after such Notice of Termination is given, the Executive shall not have returned to the full-time performance of his duties.

If Mr. Marsh had been terminated without cause on December 31, 2009, the approximate value of the severance package, including, as mentioned above in *Employment Agreements*, salary, benefits and equity awards, under his employment agreement would have been $502,717. This includes an acceleration of any remaining unvested options granted to such named executive under the 1999 Stock Option and Incentive Plan. If Mr. Anderson, Sperry, Conway, or Hansen had been terminated without cause on December 31, 2009, the approximate value of the severance packages, including, as mentioned above in *Employment Agreements*, salary, benefits and equity awards, under the employment agreement for such named executive would have been for Mr. Anderson $311,661, for Mr. Sperry $287,732, for Mr. Conway $249,430, and for Mr. Hansen $248,850.

The Company and Messrs. Marsh, Anderson, Sperry, Conway and Hansen are parties to employment agreements, respectively, that provide for a potential payment upon a "Change of Control", as discussed above in *Employment Agreements*. Such payments by the Company to the executive are subject to the executive signing a general release of claims in a form and manner satisfactory to the Company and in no event is Messrs. Marsh, Anderson, Sperry, Conway or Hansen entitled to receive any such payment after he breaches the Employee Patent, Confidential Information and Non-Compete Agreement referenced in the executives respective agreement or any non-compete, non-solicit or non-disclosure covenants in any agreement between the Company and such executive.

"Change in Control" shall be deemed to have occurred in any one of the following events:

(i) any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (other than the Company, any of its subsidiaries, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries, OGK-3, together with all Affiliates and Associates (as such terms are hereinafter defined) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the then outstanding shares of common stock of the Company (the "Stock") (other than as a result of an acquisition of securities directly from the Company); or

(ii) persons who, as of the effective date of this Agreement (the "Effective Date"), constitute the Company's Board of Directors (the "Incumbent Directors") cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, provided that any person becoming a director of the Company subsequent to the Effective Date shall be considered an Incumbent Director if such person's election was approved by or such person was nominated for election by either (A) a vote of at least a majority of the Incumbent Directors or (B) a vote of at least a majority of the Incumbent Directors who are members of a nominating committee comprised, in the majority, of Incumbent Directors; but provided further, that any such person whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of members of the Board of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or

(iii) Upon (A) the consummation of any consolidation or merger of the Company where the shareholders of the Company, immediately prior to the consolidation or merger, did not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, shares representing in the aggregate more than 50% of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (B) the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or (C) the completion of a liquidation or dissolution that has been approved by the stockholders of the Company; or

(iv) OGK-3, together with all Affiliates and Associates (as such terms are hereinafter defined) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the then outstanding Stock (other than as a result of an acquisition of securities directly from the Company).

For purposes of this Agreement, "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Exchange Act, as in effect on the date of this Agreement; provided, however, that no person who is a director or officer of the Company shall be deemed an Affiliate or an Associate of any other director or officer of the Company solely as a result of his position as director or officer of the Company.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred for purposes of the foregoing clauses (i) or (iv) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Stock outstanding, increases the proportionate number of shares of Stock beneficially owned by any person to 25% or more (or 50% or more in the case of clause (iv)) of the shares of Stock then outstanding; provided, however, that if any such person shall at any time following such acquisition of securities by the Company become the beneficial owner of any additional shares of Stock (other than pursuant to a stock split, stock dividend, or similar transaction) and such person immediately thereafter is the beneficial owner of 25% or more (or 50% or more in the case of clause (iv)) of the shares of Stock then outstanding, then a "Change in Control" shall be deemed to have occurred for purposes of the foregoing clause (i) or (iv), as applicable.

"Change-in-control" may also generally mean any of the following: (1) a sale or other disposition of all or substantially all of our assets; or (2) a merger or consolidation after which our voting securities outstanding immediately before the transaction cease to represent at least a majority of the combined voting power of the successor entity's outstanding voting securities immediately after the transaction. We agreed to provide payments to these executives in these circumstances in order to provide a total compensation package that we believed to be competitive. Additionally, the primary purpose of our equity-based incentive awards is to align the interests of our executives and our stockholders and provide our executives with strong incentives to increase stockholder value over time. As change-in-control transactions typically represent events where our stockholders are realizing the value of their equity interests in our Company, we believe it is appropriate for our executives to share in this realization of stockholder value, particularly where their employment is terminated in connection with the change-in-control transaction. We believe that this will also help to better align the interests of our executives with our stockholders in pursuing and engaging in these transactions.

If a change-in-control had occurred on December 31, 2009 and on that date Messrs. Marsh, Anderson, Sperry, Conway or Hansen had been terminated without Cause, experienced a material negative change in his or her compensation or responsibilities or was required to be based at a location more than fifty (50) miles from his or her current work location, the value of the change-of-control provisions, including, as mentioned above, salary, benefits, vested equity awards and expected bonus, under the employment or executive severance agreements for each such named executive would have been as follows: Mr. Marsh $1,386,056, Mr. Anderson $341,182 Mr. Sperry $338,986, Mr. Conway $249,626, and Mr. Hansen $249,046.

The following Report of the Compensation Committee of the Board of Directors on Executive Compensation will not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Compensation Committee reviews and evaluates individual executive officers and determines the compensation for each executive officer (See the section entitled "*Executive Compensation*"). The Compensation Committee also oversees management's decisions concerning the performance and compensation of other Company officers, administers the Company's incentive compensation and other stock-based plans, evaluates the effectiveness of its overall compensation programs, including oversight of the Company's benefit, perquisite and employee equity programs, and reviews the Company's management succession plans. A more complete description of the Compensation Committee's functions is set forth in the Compensation Committee's charter which is published on the "Investors" section of the Company's website at *www.plugpower.com*. Each member of the Compensation Committee is an independent director as defined in the NASDAQ Rules.

In general, the Compensation Committee designs compensation to attract, retain and motivate a superior executive team, reward individual performance, relate compensation to Company goals and objectives and align the interests of the executive officers with those of the Company's stockholders. We rely upon our judgment about each individual— and not on rigid guidelines or formulas, or short-term changes in business performance—in determining the amount and mix of compensation elements for each senior executive officer. Key factors affecting our judgments include: the executive's performance compared to the goals and objectives established for the executive at the beginning of the year; the nature, scope and level of the executive's responsibilities; the executive's contribution to the Company's financial results; the executive's effectiveness in leading the Company's initiatives to increase customer value, productivity

and revenue growth; and the executive's contribution to the Company's commitment to corporate responsibility, including the executive's success in creating a culture of unyielding integrity and compliance with applicable law and the Company's ethics policies.

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with Management. Based on its review and discussions with Management, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2009 and the Company's 2010 Proxy statement. This report on executive compensation for Fiscal 2009 is provided by the undersigned members of the Compensation Committee of the Board of Directors.

Gary K. Willis (Chairman)
George C. McNamee
Jeffrey Drazan

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During Fiscal 2009, Messrs. Willis (Chairman), McNamee, and Drazan, who was appointed in February 2009, served as members of the Compensation Committee. None of them had any relationship with the Company requiring disclosure under applicable rules and regulations of the SEC.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

INTRODUCTION

The Audit Committee of the Board of Directors has appointed the firm of KPMG, independent auditors, to serve as independent auditors for its 2010 fiscal year. KPMG has served as the Company's independent auditing firm since December 3, 2001. The Audit Committee reviewed and discussed its selection of, and the performance of, KPMG for its 2010 fiscal year. As a matter of good corporate governance, the Audit Committee has determined to submit its selection to stockholders for ratification. If the selection of auditors is ratified, the Audit Committee in its discretion may select a different independent auditing firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

The Audit Committee of the Board of Directors has implemented procedures under the Company's Audit Committee pre-approval policy for audit and non-audit services (the "Pre-Approval Policy") to ensure that all audit and permitted non-audit services to be provided to the Company have been pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approves the use of KPMG for specific audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the Audit Committee before it may be provided by KPMG. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the Audit Committee. For additional information concerning the Audit Committee and its activities with KPMG, see "Committees and Meetings of the Board of Directors" and "Audit Committee Report" above.

Representatives of KPMG attended three out of the five meetings of the Audit Committee in-person in 2009. We expect that a representative of KPMG will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

FEES BILLED BY KPMG

The following table shows the aggregate fees for professional services rendered by KPMG to the Company for the fiscal years ended December 31, 2009 and December 31, 2008.

	KPMG	
	2009	2008
Audit Fees	$ 473,000	$ 579,500
Audit-Related Fees	—	17,500
Tax Fees	50,000	—
Other	49,900	7,000
Total	$ 572,900	$ 604,000

Audit Fees

Audit Fees for both years consist of fees for professional services associated with the annual consolidated financial statements audit, statutory filings, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

Consists of fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees."

Tax Fees

Tax Fees consist of fees for professional services rendered for assistance with federal, state, local and international tax compliance. The audit committee has determined that the provision of these services to us by KPMG is compatible with maintaining their independence.

All Other Fees

All other fees include fees for any services not included in the first three categories

VOTE REQUIRED

A quorum being present, the affirmative vote of a majority of shares of common stock present in person or represented by proxy at the meeting and entitled to vote on this proposal is required for the ratification of KPMG as the Company's independent auditors for 2010.

RECOMMENDATION OF THE BOARD

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" THE RATIFICATION OF KPMG AS PLUG POWER'S INDEPENDENT AUDITORS FOR 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no related party transactions to disclose. The Company's Board of Directors adopted a related party transaction policy in October of 2006. This policy requires that the Company's General Counsel, together with outside counsel as necessary, evaluate potential transaction before the Company enters into any agreements with a related party. Certain transactions may require the Board of Directors' and its Audit Committee's approval. The policy defines a "related party" as: (i) the Company's directors or executive officers, (ii) the Company's director nominees, (iii) security holders known to Plug Power to beneficially own more than 5% of any class of Plug Power's voting securities, or (iv) the immediate family members[1] of any of the persons listed in items (i) – (iii).

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of Common Stock as of February 1, 2010 (except as otherwise indicated) by:

- all persons known by us to have beneficially owned 5% or more of the Common Stock;
- each director of the Company;
- the named executive officers; and
- all directors and executive officers as a group.

---

[1] For purposes of this policy, a person's immediate family shall include such person's child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any other person (other than a tenant or employee) sharing the household of such person.

The beneficial ownership of the stockholders listed below is based on publicly available information and from representations of such stockholders.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)	
	Number	Percentage (%)
OJSC OJK-3 (3)	44,626,939	33.6%
George C. McNamee (4)	576,708	*
Andrew Marsh (5)	490,058	*
Mark A. Sperry (6)	282,010	*
Gary K. Willis (7)	232,749	*
Larry G. Garberding (8)	215,744	*
Gerard L. Conway, Jr. (9)	183,205	*
Gerald A. Anderson (10)	168,967	*
Maureen O. Helmer (11)	150,353	*
Jeffrey Drazen (12)	148,659	*
Chris Reid (13)	111,844	*
Erik J. Hansen (14)	61,682	*
All executive officers and directors as a group (11 persons)	2,621,979	2.0%

* Represents less than 1% of the outstanding shares of Common Stock

(1) The address for OJSC OJK-3 is Ermolayevsky pereulok, 25, 123001, Moscow, Russia. Unless otherwise indicated, all other addresses for Beneficial Owners is c/o Plug Power Inc., 968 Albany Shaker Road, Latham, New York 12110.

(2) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and includes voting or investment power with respect to securities. Under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership includes any shares to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of February 1, 2010, through the exercise of any warrant, stock option or other right. The inclusion in this Proxy Statement of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. The number of shares of Common Stock outstanding used in calculating the percentage for each listed person includes the shares of Common Stock underlying options, warrants or other rights held by such person that are exercisable within 60 days of February 1, 2010 but excludes shares of Common Stock underlying options, warrants or other rights held by any other person. Percentage of beneficial ownership is based on 132,862,049 shares of Common Stock outstanding as of March 10, 2010. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned by the stockholder.

(3) In December 2008, Smart Hydrogen Inc. sold to OJSC (Third Generation Company of the Wholesale Electricity Market) (OGK-3) all 395,000 shares of the Company's Class B Capital Stock as well as 5,126,939 shares of the Company's common stock (representing an approximately 35% ownership stake in the aggregate). This sale triggered the automatic conversion of the Company's Class B Capital Stock into 39,500,000 shares of common stock, and the termination of all the rights and obligations attached to the Class B Capital Stock. The rights and obligations attached to the Class B Capital Stock that terminated included, but not limited to, the right to appoint directors, veto rights and voting support obligations under the Investor Rights Agreement dated as of June 29, 2006, as amended (the Investor Rights Agreement). OGK-3 has executed a joinder agreement to the Investor Rights Agreement and is prohibited from transferring its shares of the Company's Common Stock to a competitor of the Company. OGK-3 is also bound by the same standstill provisions that applied to Smart Hydrogen, as set forth in the Investor Rights Agreement.

(4) Includes 275,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $7.79.

(5) Includes 400,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.58.

(6) Includes 187,027 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $5.67.

(7) Includes 152,685 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $44.73.

(8) Includes 120,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $8.04.

(9) Includes 111,121 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.53.

(10) Includes 72,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.06.

(11) Includes 71,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $5.75.

(12) Includes 125,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.87.

(13) Includes 77,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.02.

(14) Includes 50,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $0.86.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, as defined by Section 16, and directors, and persons who own more than 10% of the Company's outstanding shares of Common Stock (collectively, "Section 16 Persons"), to file initial reports of ownership and reports of changes in ownership with the SEC. Section 16 Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

A Form 4 was filed late on May 22, 2009 for George McNamee for his one-time special grant of 125,000 stock options as approved by the Compensation Committee on and with a grant date of February 10, 2009. A Form 3 was filed late on November 3, 2009 for Erik Hansen since he became a Senior Vice President and section 16 filer upon his promotion to General Manager of MPD as approved by the Board of Directors on October 28, 2009 and a Form 8-K was filed late on February 19, 2010 for Erik Hansen regarding the same.

EXPENSES OF SOLICITATION

The Company will pay the entire expense of soliciting proxies for the Annual Meeting. In addition to solicitations by mail, certain directors, officers and regular employees of the Company (who will receive no compensation for their services other than their regular compensation) may solicit proxies personally, by telephone, by e-mail or by other form of electronic communication. Banks, brokerage houses, custodians, nominees and other fiduciaries have been requested to forward proxy materials to the beneficial owners of shares held of record by them and such custodians will be reimbursed for their reasonable expenses by the Company.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Any stockholder proposals submitted pursuant to Exchange Act Rule 14a-8 and intended to be presented at the 2011 Annual Meeting of Stockholders must be received by the Company on or before December 13, 2010, to be eligible for inclusion in the Company's proxy statement and form of proxy to be distributed by the Board of Directors in connection with that meeting. Any such proposal should be mailed to: Corporate Secretary, Plug Power Inc., 968 Albany Shaker Road, Albany, New York 12110. Such proposal must also comply with the requirements as to form and substance established by the SEC for such a proposal to be included in the proxy statement and form of proxy.

Any stockholder proposals (including recommendations of nominees for election to the Board of Directors) intended to be presented at the Company's 2011 Annual Meeting of Stockholders, other than a stockholder proposal submitted pursuant to Exchange Act Rule 14a-8, must be received in writing at the principal executive office of the Company not less than 90 days nor more than 120 days prior to Thursday, May 19, 2011, which dates are February 18, 2011 and January 19, 2011, respectively. If the date of the 2011 Annual Meeting is subsequently moved more than 30 days before or more than 60 days after May 19, 2011, such proposals must be received not later than the close of business on the later of the 90th day prior to the scheduled date of the 2011 Annual Meeting or the 10th day following the day on which publish announcement of the date of the 2011 Annual meeting is first made, as set forth in the Company's By-laws. Stockholder proposals must include all supporting documentation required by the Company's By-laws. Proxies solicited by the Board of Directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules governing the exercise of this authority.

DELIVERY OF PROXY MATERIALS AND ANNUAL REPORT

ELECTRONIC DELIVERY

The notice of Annual Meeting and Proxy Statement and 2009 Annual Report is available at *www.proxyvote.com*. Instead of receiving paper copies of the Annual Report and Proxy Statement in the mail, stockholders can elect to receive these communications electronically at *www.proxyvote.com*.

Many brokerage firms and banks are also offering electronic proxy materials to their clients. If you are a beneficial owner of Plug Power stock, you may contact that broker or bank to find out whether this service is available to you. If your broker or bank uses Broadridge Investor Communications, you can sign up to receive electronic proxy materials at *www.proxyvote.com*.

ANNUAL REPORT ON FORM 10-K

The Company's 2009 Annual Report was mailed to stockholders with this Proxy Statement. Upon request, the Company will furnish without charge a copy of the Company's Annual Report on Form 10-K, which has been filed with the SEC. Stockholders may receive a copy of the Form 10-K by:

(1) Writing to Investor Relations at Plug Power Inc., 968 Albany Shaker Road, Latham, NY 12110;

(2) Calling (518) 782-7700;

(3) Accessing the Company's website at *www.plugpower.com*; or

(4) Accessing the SEC's website at *www.sec.gov*.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT**

For the transition period from ______ to ______

Commission file number: 0-27527

PLUG POWER INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**22-3672377**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Identification Number)*

968 ALBANY SHAKER ROAD, LATHAM, NEW YORK 12110
(Address of Principal Executive Offices, including Zip Code)

(518) 782-7700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of Each Exchange on Which Registered*
Common Stock, par value $.01 per share	**The NASDAQ Stock Market LLC**
Series A Junior Participating Cumulative Preferred Stock, par value $.01 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant on June 30, 2009 was $73.3 million.

As of March 5, 2010, 131,053,212 shares of the registrant's common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the registrant's 2010 Annual Meeting of stockholders are incorporated by reference into Part III of this report to the extent described therein.

INDEX TO FORM 10-K

PART I

		Page
Item 1.	Business	3
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	Removed and Reserved	18

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Selected Financial Data	20
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 8.	Financial Statements and Supplementary Data	34
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	34
Item 9A.	Controls and Procedures	34
Item 9B.	Other Information	35

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	35
Item 11.	Executive Compensation	35
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	35
Item 13.	Certain Relationships and Related Transactions and Director Independence	36
Item 14.	Principal Accounting Fees and Services	36

PART IV

Item 15.	Exhibits and Financial Statement Schedules	37

PART I

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our accompanying Consolidated Financial Statements and Notes thereto included within this Annual Report on Form 10-K. In addition to historical information, this Annual Report on Form 10-K and the following discussion contain statements that are not historical facts and are considered forward-looking within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements contain projections of our future results of operations or of our financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned not to rely on forward-looking statements because they involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including, but not limited to: the risk that unit orders will not ship, be installed and/or convert to revenue, in whole or in part; the cost and timing of developing our products and our ability to raise the necessary capital to fund such development costs; the cost and availability of fuel and fueling infrastructures for our products; market acceptance of our GenDrive and GenSys systems; our ability to establish and maintain relationships with third parties with respect to product development, manufacturing, distribution and servicing and the supply of key product components; the cost and availability of components and parts for our products; our ability to develop commercially viable products; our ability to reduce product and manufacturing costs; our ability to improve system reliability for both GenDrive and GenSys; our ability to successfully expand our product lines; competitive factors, such as price competition and competition from other traditional and alternative energy companies; our ability to manufacture products on a large-scale commercial basis our ability to protect our intellectual property; the cost of complying with current and future federal, state and international governmental regulations; the impact of deregulation and restructuring of the electric utility industry on demand for Plug Power's energy products; and other risks and uncertainties discussed under Item IA—Risk Factors. Readers should not place undue reliance on our forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and are not guarantees of future performance. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this Annual Report on Form 10-K.

ITEM 1. BUSINESS

COMPANY BACKGROUND

Plug Power Inc., or the Company, is a development stage enterprise involved in the design, development and manufacture of fuel cell systems for industrial off-road (forklift or material handling) markets and stationary power markets worldwide. We are a development stage enterprise because substantially all of our resources and efforts are aimed at the discovery of new knowledge that could lead to significant improvement in fuel cell reliability and durability, and the establishment, expansion and stability of markets for our products. We continue to experience significant net outflows of cash from operations and devote significant efforts towards financial planning in order to forecast future cash spending and the ability to continue product research and development activities and expansion of markets for our products. Fuel cell technology within our principal target markets, material handling power and remote prime power, and our secondary markets, residential and backup power, is still early in the technology adoption life cycle.

In 2010, as the Company plans to enter the commercial adoption phase of its GenDrive™ and GenSys® products, with commensurate resource commitments to selling, marketing, and service activities, it is expected that we will no longer be a development stage enterprise.

We are focused on proton exchange membrane, or PEM, fuel cell and fuel processing technologies and fuel cell/battery hybrid technologies, from which multiple products are available. A fuel cell is an electrochemical device that combines hydrogen and oxygen to produce electricity and heat without combustion. Hydrogen is derived from hydrocarbon fuels such as liquid petroleum gas (LPG), natural gas, propane, methanol, ethanol, gasoline or biofuels. Hydrogen can also be obtained from the electrolysis of water. Hydrogen can be purchased directly from industrial gas providers or can be produced on-site at consumer locations.

We sell our products worldwide through our direct product sales force, original equipment manufacturers (OEMs) and their dealer networks. We sell to business, industrial and government customers.

We were organized in the State of Delaware on June 27, 1997 and became listed on the NASDAQ exchange on October 29, 1999. We were originally a joint venture between Edison Development Corporation and Mechanical Technology Incorporated. In 2007 we merged with and acquired all the assets, liabilities and equity of Cellex Power Products, Inc. (Cellex) and General Hydrogen Corporation (General Hydrogen).

Unless the context indicates otherwise, the terms "Company," "Plug Power," "we," "our" or "us" as used herein refers to Plug Power Inc. (the registrant) and its subsidiaries.

BUSINESS STRATEGY

We are committed to developing effective, economical and reliable fuel cell products and services for businesses, government agencies and, ultimately, commercial consumers. Building on our substantial fuel cell application and product integration experience, we are focused on building strong relationships with customers who value increased reliability, productivity, energy security and a sustainable future.

Our business strategy leverages our unique fuel cell application and integration knowledge to identify early adopter markets for which we can design and develop innovative systems and customer solutions that provide superior value, ease-of-use, and environmental design.

We have made significant progress in our analysis of the material handling and stationary power markets. We believe we have developed reliable products which allow the end customers to eliminate incumbent power sources from their operations.

We announced our strategy for achieving profitability on October 8, 2009 in a presentation that was included as an exhibit to the Company's Form 8-K dated October 8, 2009 as previously filed with the Securities and Exchange Commission.

Our strategy is to focus our resources on our two commercial products, GenDrive, a superior alternative to lead-acid batteries in the material handling market, and GenSys, a continuous-run prime power system that replaces diesel generators at remote telecommunication sites where the grid is non-existent or unreliable.

Our strategy also includes the following objectives: decrease product costs by leveraging the supply chain, lower manufacturing costs, improve system reliability for both product lines, expand our sales network to effectively reach more of our targeted customers, and provide customers with high-quality products, service and post-sales support experience.

Our longer-term objectives are to deliver economic, social, and environmental benefits in terms of reliable, clean, cost-effective fuel cell solutions and, ultimately, sustainability.

We believe continued investment in research and development is critical to the development and enhancement of innovative products, technologies and services. In addition to evolving our direct hydrogen fueled systems, we continue to capitalize on our investment in power electronics, controls, software and reforming technology.

BUSINESS ORGANIZATION

We manage our business as a single enterprise, emphasizing shared learning across end-user applications and common supplier/vendor relationships.

PRODUCTS

We sell and continue to develop a range of fuel cell products and services including hydrogen fuel cell low-temperature Proton Exchange Membrane (PEM) systems for motive and stationary power and a high-temperature fuel cell system for residential and light commercial co-generation.

Our primary product lines that we sell are:

GenDrive™ — Hydrogen fueled PEM fuel cell system to provide power to industrial vehicles. We are focusing our primary efforts on material handling applications (forklifts) at multi-shift high volume manufacturing and high throughput distribution sites where our products and services provide a unique combination of productivity,

flexibility and environmental benefits. In 2009, we successfully introduced a new GenDrive product offering to augment our product suite and allow full site conversions. During the year, we expanded our sales to commercial customers including Walmart, FedEx Freight, Coca-Cola Bottling Co., Sysco and Wegmans. We expect continued sales momentum in 2010 with our key target customers.

GenSys® — Liquid petroleum gas (LPG) fueled continuous prime power system. We continue to develop a low-temperature (60°C) PEM fuel cell system that supports remote prime power applications, specifically for the telecommunications sector, where grid power is unreliable or non-existent. The product has been improved over the past year through standardization and increasing the power capability to account for rising loads at telecom sites. As a result of successful field trials at a Tata Teleservices Ltd. (TTSL) cell tower site in remote India during 2008, in May 2009 Plug Power received an anchor order from Wireless TT Info Services Limited (WTTIL), the cell tower arm of TTSL, for the purchase, installation and maintenance of 200 or our GenSys products.

We continue to develop future iterations of these products aligned with our evolving product roadmap.

In connection with the development of our GenSys platform, we continue to develop our high-temperature (180°C) polybenzimidazole (PBI) combined heat and power fuel cell system for light commercial and residential applications producing high quality heat and supplemental electricity. We partnered with the U.S. Department of Energy and National Grid to conduct the first field trial of the high-temperature GenSys product in 2009. Learning from the field trial will help determine system refinements for incorporation into the next-generation system design.

Additionally in 2009, we continued to manufacture and support our GenCore® product, a hydrogen fueled PEM fuel cell system to provide back-up power for critical infrastructure. We continue to work with certain established customers on initiatives related to this product.

PRODUCT SUPPORT & SERVICES

To promote fuel cell adoption and maintain post-sale customer satisfaction, we offer a range of service and support options. These options include installation, commissioning, remote monitoring, product manuals, as well as on-site technical support.

Additionally, GenDrive product support and services may also include customer training and available lift truck dealer networks' service personnel. Such personnel may assist with the commissioning and installation of GenDrive products and, in some cases, regularly scheduled preventative maintenance.

Our GenSys product support and service is provided by our Indian organization, Plug Power Energy India Private Limited (Plug Power India), an affiliate of Plug Power Inc. Services that can be offered include installation, commissioning, preventive and corrective maintenance, technical support hotline, engineering escalation, training, and remote monitoring of fleet performance. Additionally, Plug Power has entered into a strategic agreement with Hindustan Petroleum Corporation Limited (HPCL) to ensure proper fuel support at all remote cell tower locations in India.

MARKETS/GEOGRAPHY & ORDER STATUS

Our commercial sales for GenDrive products are in the material handling market, which primarily consist of large fleet, multi-shift operations in high-volume manufacturing and high-throughput distribution centers. In 2009, all of our GenDrive product installations were in North America.

We received 584 orders for our GenDrive product during the year ending December 31, 2009. Backlog on December 31, 2009 was 654 units representing approximately $15.6 million in billable value including approximately $700,000 related to 20 GenDrive products that were awarded under various government projects that remain unfunded as of December 31, 2009. Backlog on December 31, 2008 was 341 units representing approximately $6.4 million in billable value which includes approximately $1.1 million related to 45 GenDrive products that were previously funded under various government projects.

GenDrive	2009	2008
Shipments	271	132
Cancellations	—	4
Orders	584	358
Backlog	654	341

The assembly of GenDrive products that we sell is performed primarily at our manufacturing facility in Latham, New York. Currently, the supply and manufacture of several critical components used in our products are performed by sole-sourced third-party vendors in the U.S. and Canada.

Our commercial sales for GenSys products are in the prime power market segments in rural locations where the grid is unreliable or non-existent. In 2009, all orders for our GenSys product were received from India.

We received an order for 200 of our GenSys products during the year ending December 31, 2009. Backlog on December 31, 2009 was 199 units representing approximately $6.9 million in billable value. We satisfied our orders for our GenSys product during the year ending December 31, 2008; therefore, there was no backlog on December 31, 2008.

GenSys	2009	2008
Shipments	1	5
Cancellations	—	—
Orders	200	5
Backlog	199	—

Plug Power India signed a five-year strategic manufacture and supply agreement with SFO Technologies (a NeST Group Company) in 2009 for our GenSys product. The Indian manufacturing relationship allows for the export of our GenSys product to key markets in India, Africa and Asia.

Our commercial sales of GenCore stationary back-up power product primarily support the telecommunications industry. We received 2 orders during the year ending December 31, 2009. Backlog on December 31, 2009 was 10 units representing approximately $130,000 in billable value. Backlog on December 31, 2008 was 140 units representing approximately $1.8 million in billable value. On February 23, 2009, our Distributor Agreement with IST Telecom expired; 100 units that had been ordered pursuant to this Distributor Agreement and in backlog have been cancelled. We continue to consider and may accept new orders for GenCore product as received.

GenCore	2009	2008
Shipments	31	146
Cancellations	101	7
Orders	2	109
Backlog	10	140

The assembly of GenCore products that we sell is performed primarily at our manufacturing facility in Latham, New York. Currently, the supply and manufacture of several critical components used in our products are performed by sole-sourced third-party vendors in the U.S. and Canada.

Under all product lines, we have accepted orders that require certain conditions or contingencies to be satisfied prior to shipment, some of which are outside of our control. Historically, shipments made against these orders can occur between thirty (30) days and twenty-four (24) months from the date of acceptance of the order.

DISTRIBUTION, MARKETING AND STRATEGIC RELATIONSHIPS

We have developed strategic relationships with well-established companies in key areas including distribution, service, marketing, supply, technology development and product development. We sell our products worldwide through our direct product sales force, original equipment manufacturers (OEMs) and their dealer networks.

COMPETITION

We are confronted by aggressive competition in all areas of our business. The markets we address for motive and stationary power are characterized by the presence of well-established commodity battery and combustion generator products in addition to several competing fuel cell companies. Over the past several years, there has been price competition in these markets. The principal competitive factors in the markets in which we operate include price, product features, relative price and performance, product quality and reliability, design innovation, marketing and distribution capability, service and support, and corporate reputation.

In the material handling market, we believe our GenDrive products have an advantage over lead acid batteries for customers who run high-throughput distribution centers with multi shift operations by offering increased productivity with lower operational costs. However, we expect competition in this space to intensify as competitors attempt to imitate our approach with their own offerings. Some of these current and potential competitors have substantial resources and may be able to provide such products and services at little or no profit or even at a loss to compete with our offerings.

In the prime power market, we believe our GenSys products have an advantage over diesel generators and advanced battery cycling for customers operating telecommunication towers in rural locations where the grid is unreliable or non-existent because of the lower cost of ownership due to reduced operating costs and fuel costs. We expect that competition will continue to be a combined solution of diesel generators and advanced battery cycling. The attractiveness of the value proposition in telecom markets fluctuates with the cost of diesel fuel versus LPG.

INTELLECTUAL PROPERTY

We believe that neither we nor our competitors can achieve a significant proprietary position on the basic technologies currently used in PEM fuel cell systems. However, we believe the design and integration of our system and system components, as well as some of the low-cost manufacturing processes that we have developed, is intellectual property that can be protected. Our intellectual property portfolio covers among other things: fuel cell components that reduce manufacturing part count; fuel cell system designs that lend themselves to mass manufacturing; improvements to fuel cell system efficiency, reliability and system life; and control strategies, such as added safety protections and operation under extreme conditions. In general, our employees are party to agreements providing that all inventions (whether patented or not) made or conceived while an employee of Plug Power, which are related to or result from work or research that Plug Power performs, will remain the sole and exclusive property of Plug Power.

During 2009 the U.S. Patent and Trademark Office issued 5 new patents to the Company. As of December 31, 2009 we have a total of 167 issued patents. We also have 41 U.S. patent applications pending, 6 Canadian patent applications pending and 17 other foreign patent applications pending. The number of pending patent applications decreased in 2009 as we continued our 2008 efforts to focus our intellectual property protection on our current product offerings. Additionally, as of December 31, 2009 we have 6 trademarks registered with the U.S. Patent and Trademark Office.

Furthermore, as of December 31, 2009 there are 27 pending U.S. patent applications filed on behalf of Honda and 1 U.S. patent issued to Honda relating to joint development work on the Home Energy Station (HES) and to which we have certain rights.

GOVERNMENT REGULATION

We do not believe that we will be subject to existing federal and state regulatory commissions governing traditional electric utilities and other regulated entities. Our products and their installations are, however, subject to oversight and regulation at the state and local level in accordance with state and local statutes and ordinances relating to, among others, building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting. The level of regulation may depend, in part, upon where a system is located. For example, the 2008 National Electrical Code (NEC) is a model code written by the National Fire Protection Association, or NFPA, that governs the electrical wiring of most homes, businesses and other buildings in the United States. The NEC has been adopted by local jurisdictions throughout the United States and is enforced by local officials, such as building and electrical inspectors. Article 692 of the NEC governs the installation of stationary fuel cell systems, such as our GenSys or GenCore products. Accordingly, all of our stationary products installed in a jurisdiction that has adopted the NEC are installed in accordance with Article 692.

In addition, product safety standards have been established by the American National Standards Institute (ANSI) covering the overall fuel cell system. Our GenCore product has been certified by independent third-parties to be in compliance with such ANSI standards and we will continue to assess our GenSys and GenDrive products and design them to ANSI standards in 2010. Other than these requirements, at this time we do not know what additional requirements, if any, each jurisdiction will impose on our products or their installation. We also do not know the extent to which any new regulations may impact our ability to distribute, install and service our products. As we continue distributing our systems to our target markets, the federal, state or local government entities may seek to impose regulations or competitors may seek to influence regulations through lobbying efforts.

RAW MATERIALS

Although most components essential to our business are generally available from multiple sources, we currently obtain certain key components including, but not limited to, fuel cell stack materials and energy storage devices, from single or limited sources. In 2008, Plug Power signed a supply agreement with Ballard Power Systems ("Ballard") through December 31, 2010. Under this agreement, Ballard has served as the exclusive supplier of fuel cell stacks for Plug Power's GenDrive product line.

We believe there are several component suppliers and manufacturing vendors whose loss to the Company could have a material adverse effect upon our business and financial condition. At this time, such vendors include, but are not limited to, Ballard. We attempt to mitigate these potential risks by working closely with these and other key suppliers on product introduction plans, strategic inventories, coordinated product introductions and internal and external manufacturing schedules and levels.

RESEARCH AND DEVELOPMENT

Because the fuel cell industry is characterized by its early state of adoption, our ability to compete successfully is heavily dependent upon our ability to ensure a continual and timely flow of competitive products, services, and technologies to the marketplace. We continue to develop new products and technologies and to enhance existing products in the areas of cost, size, weight, and in supporting service solutions in order to drive commercialization. We may expand the range of our product offerings and intellectual property through licensing and/or acquisition of third-party business and technology. Our research and development expense totaled $16.3 million, $35.0 million and $39.2 million in 2009, 2008 and 2007, respectively. We also had cost of research and development contract revenue of $12.4 million, $21.5 million and $19.0 million in 2009, 2008 and 2007, respectively. These expenses represent the cost of research and development programs that are partially funded under cost reimbursement research and development arrangements with third parties.

EMPLOYEES

As of December 31, 2009, we had 212 employees.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Please refer to our Geographic Information included in our Consolidated Financial Statements and notes thereto included in Part II, Item 8: Financial Statements and Supplementary Data of this Form 10-K.

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge, other than an investor's own internet access charges, on the Company's website with an internet address of *www.plugpower.com* as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to the Securities and Exchange Commission (SEC). The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, DC 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website address is *http://www.sec.gov.*

ITEM 1A. RISK FACTORS

The following factors should be considered carefully in addition to the other information in this Form 10-K. Except as mentioned under "Quantitative and Qualitative Disclosure About Market Risk" and except for the historical information contained herein, the discussion contained in this Form 10-K contains "forward-looking statements," within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve risks and uncertainties. Our actual results could differ materially from those discussed in this Form 10-K. Important factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

We have incurred losses, anticipate continuing to incur losses and might never achieve or maintain profitability.

As of December 31, 2009 we had an accumulated deficit of $680.4 million. We have not achieved profitability in any quarter since our formation and may continue to incur net losses until we can produce sufficient revenue to cover our costs. We anticipate that we will continue to incur losses until we can produce and sell our products on a large-scale and cost-effective basis. On October 8, 2009, we announced our path to profitability; however, we cannot guarantee when we will operate profitably, if ever. In order to achieve profitability, among other factors, management must successfully execute our planned path to profitability in the early adoption markets on which we are focused, the hydrogen infrastructure that is needed to support our growth readiness and cost efficiency must be available and cost efficient, we must increasingly shorten cycles in our product roadmap with the product reliability and performance our customers expect and successfully introduce our products into the market, we must accurately evaluate our markets for, and react to, competitive threats in both other technologies (such as advanced batteries) and our technology field, and we must continue to lower our products' build costs and lifetime service costs. If we are unable to successfully take these steps, we may never operate profitably, even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We are still a development stage company and therefore have limited experience in manufacturing and marketing our products and, as a result, may be unable to successfully commercialize our products.

We were formed in June 1997 to further the research and development of stationary fuel cell systems. While we delivered our initial GenSys product in the third quarter of 2001, our initial GenCore product in the fourth quarter of 2003 and our GenDrive product in the third quarter of 2007, we do not have extensive experience in manufacturing and marketing our products. Before investing in our common stock, you should consider the challenges, expenses and difficulties that we will face as a development stage company seeking to commercialize our new and existing products. In conjunction with our announced path to profitability, we intend to end development stage accounting as we commercialize our products; however, if we are unable to successfully commercialize our products, we may never be able to change our financial accounting practices, and that failure to successfully commercialize would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our purchase orders may not ship, be commissioned or installed, or convert to revenue, in whole or in part; and our pending orders may not convert to purchase orders, in whole or in part.

We have accepted orders from certain customers, which may include firm orders, stocking orders and orders that require certain conditions or contingencies to be satisfied prior to shipment or prior to commissioning or installation, some of which are outside of our control. Historically, shipments made against these orders have occurred between thirty (30) days and twenty- four (24) months from the date of acceptance of the order. Orders received during the year ended December 31, 2009 totaled 786 units. Backlog on December 31, 2009 was 863 units. Of the unit orders in backlog on December 31, 2009, orders for 166 units were older than 12 months. The time periods from receipt of an order to shipment date and installation vary widely and are determined by a number of factors, including the terms of the customer contract and the customer's deployment plan. Due to certain redesign elements to be satisfied prior to shipment of units under certain of our agreements, some of which are outside of our control, some or all of our orders may not ship or convert to revenue. We also have publicly discussed anticipated, pending orders with potential customers; however, those potential customers may require certain conditions or contingencies to be satisfied prior to issuing a purchase order to the Company, some of which are outside of our control. Such conditions or contingencies that may be required to be satisfied before the Company's receipt of a purchase order may include, but are not limited to, successful product demonstrations or field trials. Some conditions or contingencies that are out of our control may include, but are not limited to, government tax policy, government funding programs, and government incentive programs. Additionally, some conditions and contingencies may extend for several years. We may have to compensate customers, by either reimbursement, forfeiting portions of associated revenue, or other methods depending on the terms of the customer contract, based on the failure on any of these conditions or contingencies. This could have an adverse impact on our revenue and cash flow.

Our stock price has been and could remain volatile.

The market price of our common stock has historically experienced and may continue to experience significant volatility. In 2009 the market price of our common stock fluctuated from a high of $1.19 per share in the fourth quarter of 2009 to a low of $0.67 per share in the third quarter of 2009. Our progress in developing and commercializing our products, our quarterly operating results, announcements of new products by us or our competitors, our perceived prospects, changes in securities' analysts' recommendations or earnings estimates, changes in general conditions in the economy or the financial markets, adverse events related to our strategic relationships, significant sales of our common stock by existing stockholders, including one or more of our strategic partners, and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, we may be subject to additional securities class action litigation as a result of volatility in the price of our common stock, which could result in substantial costs and diversion of management's attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

A failure to comply with NASDAQ's listing standards could result in the delisting of our common stock by NASDAQ from the NASDAQ Global Market and severely limit the ability to trade our common stock.

Our common stock is currently traded on the NASDAQ Global Market. Under NASDAQ's listing maintenance standards, if the closing bid price of our common stock is under $1.00 per share for 30 consecutive trading days, NASDAQ will notify us that we may be delisted from the NASDAQ Global Market. If the closing bid price of our common stock does not thereafter regain compliance for a minimum of ten consecutive trading days during the 180 days following notification by NASDAQ, NASDAQ may delist our common stock from trading on the NASDAQ Global Market. On December 8, 2009, we were notified by NASDAQ that we were not in compliance with the minimum bid price listing requirement and therefore had 180 days within which to regain compliance. On March 5, 2010, the per share price of our common stock closed at $0.55 on the NASDAQ Global Market. There can be no assurance that our common stock will continue to remain eligible for trading on the NASDAQ Global Market. If our common stock is delisted and we are unable to list on another exchange, the ability to trade in our common stock would be severely, if not completely, limited.

OJSC (Third Generation Company of the Wholesale Electricity Market) (OGK-3) has substantial control over us and could limit stockholders' ability to influence the outcome of key transactions, including a change of control.

OGK-3 and its affiliates own approximately 34% of the outstanding shares of our common stock. As a result, these stockholders can significantly influence or control certain matters requiring approval by our stockholders, including the approval of mergers or other extraordinary transactions. The interests of these stockholders may differ from ours and these stockholders may vote in a way with which we disagree and which may be adverse to our interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock.

If a substantial number of shares of the Company's common stock become available for sale and are sold in a short period of time, the market price of our common stock could decline.

OGK-3 holds 44,626,939 shares of common stock, which represent in the aggregate approximately 34% of the Company's outstanding common stock. If OGK-3 or its affiliates sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that OGK-3 might sell shares of common stock could also depress the trading price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our GenDrive product is fueled by hydrogen and we do not control the availability of such fuel.

We are dependant upon hydrogen suppliers for success with the commercialization of our GenDrive product. Although we will continue to work with hydrogen suppliers to mutually agree on terms for our customers, including, but not limited to, price of the hydrogen molecules, liquid hydrogen, hydrogen infrastructure and service costs, to the benefit of our GenDrive product value proposition, ultimately we have no control over such third parties. If hydrogen suppliers elect not to participate in the material handling market or are difficult to negotiate with, then that could negatively affect our sales and deployment of our GenDrive product.

A viable market for our products may never develop or may take longer to develop than we anticipate.

Our products represent emerging markets, and we do not know the extent to which our targeted customers will want to purchase them and whether end-users will want to use them. If a viable market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our products and may be unable to achieve profitability. The development of a viable market for our products may be impacted by many factors which are out of our control, including: (i) the cost competitiveness of our products; (ii) the future costs of natural gas, propane, hydrogen and other fuels expected to be used by our products; (iii) consumer reluctance to try a new product; (iv) consumer perceptions of our products' safety; (v) regulatory requirements; (vi) barriers to entry created by existing energy providers; and (vii) the emergence of newer, more competitive technologies and products.

We may be unable to establish or maintain relationships with third parties for certain aspects of product development, manufacturing, distribution and servicing and the supply of key components for our products.

We will need to enter into additional strategic relationships in order to complete our current product development and commercialization plans. We will also require partners to assist in the sale, servicing and supply of components for our anticipated products, which are in development. If we are unable to identify or enter into satisfactory agreements with potential partners, including those relating to the distribution, service and support of our anticipated products, we may not be able to complete our product development and commercialization plans on schedule or at all. We may also need to scale back these plans in the absence of needed partners, which would adversely affect our future prospects for development and commercialization of future products. In addition, any arrangement with a strategic partner may require us to issue a significant amount of equity securities to the partner, provide the partner with representation on our board of directors and/or commit significant financial resources to fund our product development efforts in exchange for their assistance or the contribution to us of intellectual property. Any such issuance of equity securities would reduce the percentage ownership of our then current stockholders. While we have entered into relationships with suppliers of some key components for our products, we do not know when or whether we will secure supply relationships for all required components and subsystems for our products, or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure relationships with entities which can develop or supply the required components for our products and provide the required distribution and servicing support. Additionally, the agreements governing our current relationships allow for termination by our partners under certain circumstances, some of which are beyond our control. If any of our current strategic partners were to terminate any of its agreements with us, there could be a material adverse impact on the development and commercialization of our products and the operation of our business, financial condition, results of operations and prospects.

We rely on our partners to develop and provide components for our products.

A supplier's failure to develop and supply components in a timely manner or at all, or to develop or supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent that our supply partners use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable components from alternative sources. We have supply agreements with certain key suppliers, including, but not limited to, Ballard Power Systems, that we rely on for critical components in our products and there are numerous other components for our products that are sole sourced.

We have not developed and produced certain products that we have agreed to sell to some of our customers.

We have not developed or produced certain products that are required by some of our sales and customer agreements. There can be no assurance that we will complete development of products meeting specifications required by our sales and customer agreements and deliver them on schedule. Pursuant to certain agreements, the customers have the right to provide notice to us if, in their good faith judgment, we have materially deviated from the agreement. Should a customer provide such notice, and we cannot mutually agree to a modification to the agreement, then the customer may have the right to terminate the agreement, which could adversely affect our future business.

We must lower the cost of our products and demonstrate their reliability.

The initial capital cost of our fuel cell systems is currently significantly more than many established competing technologies. If we are unable to develop products that are competitive with competing technologies in terms of price, reliability and longevity, consumers will be unlikely to buy our products. The profitability of our products depends largely on material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

We face risks associated with our plans to market, distribute and service our products internationally.

We intend to market, distribute and service our products internationally. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. Our success in international markets will depend, in part, on our ability and that of our partners to secure relationships with foreign sub-distributors, and our ability to manufacture products that meet foreign regulatory and commercial requirements. Additionally, our planned international operations are subject to other inherent risks, including potential difficulties in enforcing contractual obligations and intellectual property rights in foreign countries and fluctuations in currency exchange rates. Also, to the extent our operations and assets are located in foreign countries, they are potentially subject to nationalization actions over which we will have no control.

Our international sales and operations may be adversely affected by local government laws, regulations and policies and changes to the same.

Our international sales and operations are subject to risks associated with changes in local government laws, regulations and policies, including those related to tariffs and trade barriers, investments, taxation, exchange controls, employment regulations, and repatriation of earnings. Our international sales and operations are also sensitive to changes in foreign national priorities, including government budgets, as well as to political and economic instability. International transactions may involve increased financial and legal risks due to differing legal systems and customs in foreign countries. For example, as a condition of sale or to the awarding of a contract, some international customers require us to agree to offset arrangements, which may include in-country purchases, manufacturing and financial support arrangements. The contract may provide for penalties in the event we fail to perform in accordance with the offset requirements. In addition, as part of our globalization strategy, we have invested in certain countries which may carry high levels of currency, political and economic risk. While these factors or the impact of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition or operating results.

Delays in our product development could have a material impact on the commercialization of our products.

If we experience delays in meeting our development goals, our products exhibit technical defects, or if we are unable to meet cost or performance goals, including power output, useful life and reliability, the commercialization of our products will be delayed. In this event, potential purchasers of our products may choose alternative technologies and any delays could allow potential competitors to gain market advantages. We cannot assure you that we will successfully meet our commercialization schedule in the future.

We may never complete the research and development of certain commercially viable products.

We are a development stage company. Other than certain products within our GenCore, GenSys and GenDrive product families, which we believe to be commercially viable at this time, we do not know when or whether we will successfully complete research and development of other commercially viable products. If we are unable to develop additional commercially viable products, we will not be able to generate sufficient revenue to become profitable. The

commercialization of our products depends on our ability to reduce the costs of our components and subsystems, and we cannot assure you that we will be able to sufficiently reduce these costs. In addition, the commercialization of our products requires achievement and verification of their overall reliability, efficiency and safety targets, and we cannot assure you that we will be able to develop, acquire or license the technology necessary to achieve these targets. Although we increased the number of units sold in our GenCore, GenSys and GenDrive product families, we must complete additional research and development to fill out product portfolios and deliver enhanced functionality and reliability before we will be able to manufacture commercially viable products in commercial quantities. In addition, while we are conducting tests to predict the overall life of our products, we may not have run our products over their projected useful life prior to large-scale commercialization. As a result, we cannot be sure that our products will last as long as predicted, resulting in possible warranty claims and commercial failures.

Failure of our field tests could negatively impact demand for our products.

We are currently field-testing a number of our products, and we plan to conduct additional field tests in the future. We may encounter problems and delays during these field tests for a number of reasons, including the failure of our technology or the technology of third parties, as well as our failure to maintain and service our products properly. Many of these potential problems and delays are beyond our control. Any problem or perceived problem with our field tests could materially harm our reputation and impair market acceptance of, and demand for, our products.

Product liability or defects could negatively impact our results of operations.

Any liability for damages resulting from malfunctions or design defects could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of our products resulting in a decline in demand for our products and could divert the attention of our management, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We face intense competition and may be unable to compete successfully.

The markets for energy products are intensely competitive. Some of our competitors in the fuel cell sector are much larger than we are and may have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of commercially viable fuel cell products more quickly and effectively than we can. In addition, there are many companies engaged in all areas of traditional and alternative energy generation in the United States, Canada and abroad, including, among others, major electric, oil, chemical, natural gas, battery, generator and specialized electronics firms, as well as universities, research institutions and foreign government-sponsored companies. These firms are engaged in forms of power generation such as solar and wind power, reciprocating engines and micro turbines, advanced battery technologies, as well as traditional grid-supplied electric power. Many of these entities have substantially greater financial, research and development, manufacturing and marketing resources than we do.

Alternatives to our technology or improvements to traditional energy technologies could make our products less attractive or render them obsolete.

Our products are among a number of alternative energy products being developed. A significant amount of public and private funding is currently directed toward development of micro turbines, solar power, wind power, advanced batteries and generator sets, fast charged technologies and other types of fuel cell technologies. Improvements are also being made to the existing electric transmission system and battery based systems. Technological advances in alternative energy products, improvements in the electric power grid, battery systems or other fuel cell technologies may make our products less attractive or render them obsolete.

We depend on only a few customers for the majority of our revenues and the loss of any one or more of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on our business, financial condition and results of operations.

We sell most of our products to a small number of customers, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Any decline in business with these small numbers of customers could have an adverse impact on our business, financial condition and results of operations. Our future

success is dependent upon the continued purchases of our products by a small number of customers. Any fluctuations in demand from such customers or other customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with potential customers, our business will continue to be impacted by unanticipated demand fluctuations due to our dependence on a small number of customers. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a small number of major customers exposes us to numerous other risks, including: (i) a slowdown or delay in a customer's deployment of our products could significantly reduce demand for our products; (ii) reductions in a single customer's forecasts and demand could result in excess inventories; (iii) the current economic crisis could negatively affect one or more of our major customers and cause them to significantly reduce operations, or file for bankruptcy; (iv) consolidation of customers can reduce demand as well as increase pricing pressure on our products due to increased purchasing leverage; (v) each of our customers has significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules; and (vi) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables.

The hydrocarbon fuels and other raw materials on which our products rely may not be readily available or available on a cost-effective basis.

Our products depend largely on the availability of natural gas, liquid propane and hydrogen gas. If these fuels are not readily available or if their prices are such that energy produced by our products costs more than energy provided by other sources, then our products could be less attractive to potential users and our products' value proposition could be negatively affected. In addition, platinum is a key material in our PEM fuel cells. Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity. Any shortages could adversely affect our ability to produce commercially viable fuel cell systems and significantly raise our cost of producing our fuel cell systems.

We may have difficulty managing change in our operations.

We continue to undergo rapid change in the scope and breadth of our operations as we advance the development and commercialization of our products. Such rapid change is likely to place a significant strain on our senior management team and other resources. We will be required to make significant investments in our engineering, logistics, financial and management information systems and to motivate and effectively manage our employees. Our business, prospects, results of operations and financial condition could be harmed if we encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid change.

Our future plans could be harmed if we are unable to attract or retain key personnel.

We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers, manufacturing, marketing and sales professionals. Our future success will depend, in part, on our ability to attract and retain qualified management and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could materially and adversely affect our development and commercialization plans and, therefore, our business prospects, results of operations and financial condition.

Provisions in our charter documents and Delaware law may prevent or delay an acquisition of us, which could decrease the value of our common stock.

Our certificate of incorporation, our bylaws, and Delaware corporate law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include those that: (i) authorize the issuance of up to 5,000,000 shares of preferred stock in one or more series without a stockholder vote; (ii) limit stockholders' ability to call special meetings; (iii) establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and (iv) provide for staggered terms for our directors. We have a shareholders rights plan that may be triggered if a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding shares of our common stock. In addition, in certain circumstances, Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

Adverse changes in general economic conditions in the United States or any of the major countries in which we do business could adversely affect our operating results.

As a global company, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the ongoing financial crisis in the credit markets, softness in the housing markets, difficulties in the financial services sector and continuing economic uncertainties, the direction and relative strength of the U.S. economy has become increasingly uncertain. If economic growth in the United States and other countries continues to slow or recede, our current or potential customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and financial condition.

We have no experience manufacturing our products on a large-scale commercial basis and may be unable to do so.

To date, we have focused primarily on research, development and low volume manufacturing and have no experience manufacturing our products on a large-scale commercial basis. In 2000, we completed construction of our 50,000 square foot manufacturing facility and have continued to develop our manufacturing capabilities and processes. In 2009, we engaged a contract manufacturer in India to augment our manufacturing capabilities. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our products in commercial quantities while meeting the quality, price, engineering, design, and production standards required to successfully market our products. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business, financial condition and results of operations. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our distributors or customers.

Our financial results could be negatively impacted by impairments of goodwill or other intangible assets required by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 350, Intangibles – Goodwill and Other and the application of future accounting policies or interpretations of existing accounting policies.

In accordance with FASB ASC No. 350, we perform an annual assessment on goodwill and other intangible assets for impairment and also an assessment if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below it's carrying amount. A downward revision in the fair value of one of our acquired businesses could result in impairments of goodwill under FASB ASC No. 350 and non-cash charges. Any charge resulting from the application of FASB ASC No. 350 could have a significant negative effect on our reported net loss. In addition, our financial results could be negatively impacted by the application of existing and future accounting policies or interpretations of existing accounting policies, any continuing impact of FASB ASC No. 350 or any negative impact relating to the application of FASB ASC No. 360-10-35-15, Impairment or Disposal of Long-Lived Assets.

Regulatory changes may affect demand for our products.

The market for electric power generation products is heavily influenced by federal, state and international governmental regulations and policies. A change in the current regulatory policies could result in a significant reduction in the demand for our products or could deter further investment in the research and development of alternative energy sources, including fuel cells. Government regulatory changes may affect the market for our products. Similarly, utility companies could place barriers on our entry into the marketplace where customers depend on traditional grid supplied energy, such as the fees that may be charged to industrial companies for disconnecting from the grid or for using less electricity and this could affect customers' decisions. The imposition of such fees could increase the cost to grid-connected customers of using our products and could make our products less desirable, thereby harming our revenue and profitability.

Our business may become subject to future government regulation, which may impact our ability to market our products.

Our products are subject to certain federal, local, and non-U.S. laws and regulations, including, for example, state and local ordinances relating to building codes, public safety, electrical and gas pipeline connections, hydrogen transportation and siting and related matters. Further, as products are introduced into the market commercially, governments may impose new regulations. We do not know the extent to which any such regulations may impact our ability to distribute, install and service our products. Any regulation of our products, whether at the federal, state, local or foreign level, including any regulations relating to installation and servicing of our products, may increase our costs and the price of our products.

Our products use flammable fuels that are inherently dangerous substances.

Our fuel cell systems use natural gas, liquid propane and hydrogen gas in catalytic reactions, which produce less heat than a typical gas furnace. While our products do not use this fuel in a combustion process, natural gas, liquid propane and hydrogen gas are flammable fuels that could leak in a home or office and combust if ignited by another source. Further, while we are not aware of any accidents involving our products, any such accidents involving our products or other products using similar flammable fuels could materially suppress demand for, or heighten regulatory scrutiny of, our products.

We may not be able to identify suitable acquisition candidates; and if we do identify suitable candidates, we may not be able to acquire them on commercially acceptable terms or at all.

As part of our business strategy we may engage in acquisitions that we believe will provide us with complementary technologies, products, channels, revenue streams, expertise and/or other valuable assets. Future acquisitions may be difficult to integrate, add additional burden to our management and reduce the percentage ownership of our stockholders. If we acquire another company, we may not be able to successfully integrate the acquired business into our existing business in a timely and non-disruptive manner. We may have to devote a significant amount of time, management and financial resources to do so. Even with this investment of management and financial resources, an acquisition may not produce the desired revenues, earnings or business synergies. In addition, an acquisition involving our stock may reduce the percentage ownership of our then current stockholders. If we fail to integrate the acquired business effectively or if key employees of that business leave, the anticipated benefits of the acquisition would be jeopardized. The time, capital, management and other resources spent on an acquisition that fails to meet our expectations could cause our business and financial condition to be materially and adversely affected. In addition, from an accounting perspective, acquisitions can lead to non-recurring charges and amortization or impairment of significant amounts of intangible assets that could adversely affect our results of operations.

We may not be able to protect important intellectual property and we could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

PEM fuel cell technology was first developed in the 1950s, and fuel processing technology has been practiced on a large scale in the petrochemical industry for decades. Accordingly, we do not believe that we can establish a significant proprietary position in the fundamental component technologies in these areas. However, our ability to compete effectively will depend, in part, on our ability to protect our proprietary system-level technologies, systems designs and manufacturing processes. We rely on patents, trademarks, and other policies and procedures related to confidentiality to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application. Moreover, we do not know whether any of our pending patent applications will issue or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our technology or processes. Even if all of our patent applications are issued and are sufficiently broad, our patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so. Moreover, patent applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce. In addition, we do not know whether the U.S. Patent & Trademark Office will grant federal registrations based on our pending trademark applications. Even if federal registrations are granted to us, our trademark rights may be challenged. It is

also possible that our competitors or others will adopt trademarks similar to ours, thus impeding our ability to build brand identity and possibly leading to customer confusion. We could incur substantial costs in prosecuting or defending trademark infringement suits.

Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing third party patents, we could be required to pay substantial royalties and/or damages, and we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products, and could necessitate the expenditure of significant resources to develop or acquire non-infringing intellectual property.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly and failure to do so may diminish our ability to compete effectively and may harm our operating results.

We may need to pursue lawsuits or legal action in the future to enforce our intellectual property rights, to protect our trade secrets and domain names, and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine the priority of rights to the trademark. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with ours. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time consuming, and we could use a substantial amount of our financial resources in either case.

We rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge.

Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have.

Our government contracts could restrict our ability to effectively commercialize our technology.

Some of our technology has been developed with state and federal government funding in the United States, Canada and other countries. The United States and Canadian governments have a non-exclusive, royalty-free, irrevocable world-wide license to practice or have practiced any of our technology developed under contracts funded by the respective government. In some cases, government agencies in the United States or Canada can require us to obtain or produce components for our systems from sources located in the United States or Canada, respectively, rather than foreign countries. Our contracts with government agencies are also subject to the risk of termination at the convenience of the contracting agency, potential disclosure of our confidential information to third parties and the exercise of "march-in" rights by the government. March-in rights refer to the right of the United States or Canadian governments or government agency to license to others any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. The implementation of restrictions on our sourcing of components or the exercise of march-in rights could harm our business, prospects, results of operations and financial condition. In addition, under the Freedom of Information Act, any documents that we have submitted to the government or to a contractor under a government funding arrangement are subject to public disclosure that could compromise our intellectual property rights unless such documents are exempted as trade secrets or as confidential information and treated accordingly by such government agencies.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of our 2009 fiscal year.

ITEM 2. PROPERTIES

Our principal executive offices are located in Latham, New York. At our 36-acre campus, we own a 56,000 square foot research and development center, a 32,000 square foot office building and a 50,000 square foot manufacturing facility and believe that these facilities are sufficient to accommodate our anticipated production volumes for at least the next two years. Our principal executive office also leases a 25,000 square foot warehouse facility in Latham, New York.

In connection with the acquisitions of Cellex and General Hydrogen, we also lease two facilities in Richmond, British Columbia with combined square footage of approximately 70,200 square feet to accommodate office, prototyping, and research and development activities.

The Company also leases approximately 9,000, 6,000, 900 and 9,600 square feet of space in Ohio, Tennessee, Washington D.C. and India, respectively.

ITEM 3. LEGAL PROCEEDINGS

In July 2008, Soroof Trading Development Company Ltd. (Soroof) filed a demand for arbitration against GE Fuel Cell Systems, LLC (GEFCS). Prior to GEFCS' dissolution in 2006, the Company held a 40% membership interest and GE Microgen, Inc. (GEM) held a 60% membership interest in GEFCS.

In January 2010, Soroof requested, and GEM and Plug Power Inc. agreed, that the arbitration proceeding be administratively closed pending final resolution of the matter in United States District Court, Southern District of New York. On January 22, 2010, Soroof filed a complaint in United States District Court, Southern District of New York naming, among others, Plug Power Inc., GEFCS, and GEM as defendants.

Accordingly, while there continues to be on-going discussions between the parties, we believe that it is too early to determine (i) that there is likely exposure to an adverse outcome and (ii) whether or not the probability of an adverse outcome is more than remote.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

During the years ended December 31, 2009 and 2008, we issued 607,553 and 379,189 shares of our common stock in connection with matching contributions under our 401(k) Savings & Retirement Plan. The issuance of these shares is exempt from registration under Section 3(a)(2) of the Securities Act of 1933, as amended.

MARKET INFORMATION

Our common stock is traded on the NASDAQ Global Market under the symbol "PLUG." As of March 5, 2010, there were approximately 2,811 record holders of our common stock. However, management believes that a significant number of shares are held by brokers under a "nominee name" and that the number of beneficial shareholders of our common stock exceeds 49,000. The following table sets forth high and low last reported sale prices for our common stock as reported by the NASDAQ Global Market for the periods indicated:

	Sales prices	
	High	Low
2009		
1st Quarter	$ 1.10	$ 0.68
2nd Quarter	$ 1.14	$ 0.73
3rd Quarter	$ 0.89	$ 0.67
4th Quarter	$ 1.19	$ 0.68
2008		
1st Quarter	$ 4.17	$ 2.52
2nd Quarter	$ 3.58	$ 2.32
3rd Quarter	$ 2.91	$ 0.90
4th Quarter	$ 1.55	$ 0.69

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of dividends will depend upon capital requirements and limitations imposed by our credit agreements, if any, and such other factors as our board of directors may consider.

FIVE-YEAR PERFORMANCE GRAPH

Below is a line graph comparing the percentage change in the cumulative total return on the Company's common stock, based on the market price of the Company's common stock, with the total return of companies included within the NASDAQ Market Index and the companies included within the Russell 300 Technology Index for the period commencing December 31, 2004 and ending December 31, 2009. The calculation of the cumulative total return assumes a $100 investment in the Company's common stock, the NASDAQ Market Index and the Russell 300 Technology Index on December 31, 2004 and the reinvestment of all dividends.



Index	2004	2005	2006	2007	2008	2009
PLUG POWER INC.	100.00	83.96	63.67	64.65	16.69	11.62
RUSSELL 300 TECHNOLOGY INDEX	100.00	101.55	111.49	127.91	73.07	107.50
NASDAQ MARKET INDEX	100.00	101.37	111.03	121.92	72.49	104.31

See also Part III Item 12 in this Annual Report on Form 10-K for additional detail related to security ownership and related stockholder matters, and for additional detail on equity compensation plan matters.

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth selected financial data and other operating information of the Company. The selected statements of operations and balance sheet data for 2009, 2008, 2007, 2006, and 2005 as set forth below are derived from the audited consolidated financial statements of the Company. The information is only a summary and you should read it in conjunction with the Company's audited consolidated financial statements and related notes and other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Statements Of Operations:					
Product and service revenue	$ 4,833	$ 4,667	$ 3,082	$ 2,657	$ 4,881
Research and development contract revenue	7,460	13,234	13,189	5,179	8,606
Total revenue	12,293	17,901	16,271	7,836	13,487
Cost of product and service revenues	7,246	11,442	9,399	4,833	4,098
Cost of research and development contract revenues	12,433	21,505	19,045	7,637	12,076
Research and development expense	16,324	34,987	39,218	41,577	35,632
Selling, general and administrative expenses	15,427	28,333	19,323	12,268	8,973
Goodwill impairment charge	—	45,843	—	—	—
Amortization of intangible assets	2,132	2,225	1,614	—	687
Other income (expense), net	560	4,734	11,757	8,169	(3,764)
Net loss	$ (40,709)	$(121,700)	$ (60,571)	$ (50,310)	$ (51,743)
Loss per share, basic and diluted	$ (0.32)	$ (1.36)	$ (0.69)	$ (0.58)	$ (0.66)
Weighted average number of common shares outstanding	129,111	89,383	87,342	86,100	78,463
Balance Sheet Data:					
(at end of the period)					
Unrestricted cash, cash equivalents and available-for-sale securities	$ 62,541	$ 104,688	$ 165,701	$ 269,123	$ 97,563
Trading securities – auction rate debt securities	53,397	52,651	—	—	—
Total assets	164,185	209,112	268,392	307,920	139,784
Borrowings under line of credit	59,375	62,875	—	—	—
Current portion of long-term obligations	533	401	1,384	—	527
Long-term obligations	2,426	1,313	4,580	1,112	4,659
Stockholders' equity	88,269	125,864	248,900	294,528	124,955
Working capital	60,009	86,171	163,906	267,002	95,511

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion contained in this Form 10-K contains "forward-looking statements," within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve risks and uncertainties. Our actual results could differ materially from those discussed in this Form 10-K. In evaluating these statements, you should review Part I, Item 1A: Risk Factors and our Consolidated Financial Statements and notes thereto included in Part II, Item 8: Financial Statements and Supplementary Data of this Form 10-K.

OVERVIEW

Plug Power Inc. is a development stage enterprise involved in the design, development and manufacture of fuel cell systems for industrial off-road (forklift or material handling) markets and stationary power markets worldwide. We are a development stage enterprise because substantially all of the Company's resources and efforts are aimed at the discovery of new knowledge that could lead to significant improvement in fuel cell reliability and durability, and the

establishment, expansion and stability of markets for the Company's products. The Company continues to experience significant net outflows of cash from operations and devotes significant efforts towards financial planning in order to forecast future cash spending and the ability to continue product research and development activities and expansion of markets for its products. We continue to leverage our unique fuel cell application and integration knowledge to identify early adopter markets for which we can design and develop innovative systems and customer solutions that provide superior value, ease-of-use, and environmental design. We have made significant progress in the material handling and stationary power markets and believe we have developed reliable products for our end customers.

In 2009, we successfully introduced a new GenDrive product offering to augment our product suite and allow full site conversions. We have sold, on commercial terms, product offerings to target customers including Walmart, FedEx Freight, Coca-Cola Bottling Co., Sysco Foods and Central Grocers. Our sales to Central Grocers and Sysco Foods involve "greenfield" conversion sites. Greenfield sites offer the potential for the greatest financial benefits to our customers by eliminating the need for customers to make capital investments in batteries and the associated chargers, storage and changing systems. Additionally in 2009, we continued to develop our low-temperature remote-prime power GenSys product to support telecommunications applications where gird power is unreliable or non-existent. As a result of successful field trials at a Tata Teleservices Ltd. (TTSL) cell tower site in remote India during 2008, we received an anchor order from WTTIL, the cell tower arm of TTSL, for 200 of our GenSys products. Furthermore, we continued to develop our high-temperature GenSys product and in 2009 started field trials of the high-temperature GenSys product with the U.S. Department of Energy and National Grid. Our learning from these field trials will help develop system refinements for incorporation into the next-generation system design.

RECENT DEVELOPMENTS

Debt and Lease Arrangement

In March, 2009, the Company signed a $1.7 million promissory note issued by Key Equipment Finance Inc. for the purpose of financing its investment in property that was leased to Central Grocers beginning on April 1, 2009. On April 1, 2009, the Company began leasing this same equipment to its customer, Central Grocers. In July 2009, the Company signed a letter of credit with Key Bank in the amount of $525,000. The standby letter of credit is required by the agreement negotiated between Air Products and Chemicals, Inc. (Air Products) and the Company to supply hydrogen infrastructure and hydrogen to Central Grocers at their distribution center. The standby letter of credit is collateralized by cash held in a restricted account.

In October 2009, the Company entered into a 15 month financing arrangement for an electrolyzer.

See Note 8 (Debt and Lease Arrangement) of the Consolidated Financial Statements for more detail.

Commercialization Agreement

On February 4, 2010, the Company signed a commercialization agreement with CITIC GuoAn Mengguli Power Science & Technology Co., Ltd. (MGL), a leader in advanced lithium-ion batteries and materials, for the joint marketing and sales of their co developed high power lithium-ion battery systems into automotive applications. In its on-going effort to improve performance and reduce cost of its GenDrive™ products for the material handling market, Plug Power began the development of a lithium based hybrid battery system to replace its nickel-metal hydride hybrid batteries. Based on the successful introduction of the lithium battery systems into GenDrive products, it became evident that other adjacent markets could also benefit from this sophisticated and configurable technology. Through this agreement, Plug Power and MGL will first introduce their products to the Chinese automotive industry, where "New Energy" sponsored programs are supporting the deployment of at least 500,000 hybrid and pure electric vehicles over the next four years.

Shareholder Rights Plan

On June 22, 2009, the Company adopted a Shareholder Rights Plan, the purpose of which is, among other things, to enhance the Board's ability to protect shareholder interests and to ensure that shareholders receive fair treatment in the event any coercive takeover attempt of the Company is made in the future. The Shareholder Rights Plan could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, the Company or a large block of the Company's Common Stock. The Shareholder Rights Plan was filed as an exhibit to the Company's Registration Statement on Form 8A and Form 8-K dated June 24, 2009, as previously filed with the Securities and Exchange Commission.

Long Term Incentive Plan

On October 28, 2009, the Compensation Committee recommended and the Board of Directors approved a Long Term Incentive (LTI) Plan pursuant to the terms of the Company's 1999 Stock Option and Incentive Plan. Designed as an incentive vehicle to support employee efforts, the LTI Plan seeks to increase shareholder value by encouraging Plug Power employees to continue to work diligently to further the Company's long term goals, particularly the recently announced three year plan to achieve profitability in 2012. See Note 14 (Employee Benefit Plans) of the Consolidated Financial Statements and the Company's Form 8-K dated October 28, 2009 as previously filed with the Securities and Exchange Commission for more detail.

1999 Employee Stock Purchase Plan

Effective July 1, 2009, the Company suspended this plan. Factors taken into consideration were the expense of administering the plan, participation rate and the introduction of the Company-wide stock option grant as an alternative means of promoting employee stock ownership.

RESULTS OF OPERATIONS

Product and service revenue

We defer recognition of product and service revenue at the time of shipment and recognize revenue as the continued service, maintenance and other support obligations expire.

Many of our initial sales of product contain multiple obligations that may include a combination of fuel cell systems, continued service, maintenance, fueling and other support. While contract terms generally require payment shortly after shipment or delivery and installation of the fuel cell system and are not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within our contractual arrangements are generally not accounted for separately based on our limited experience and lack of evidence of fair value of the different components. As a result, we defer recognition of product and service revenue and recognize revenue on a straight-line basis as the continued service, maintenance and other support obligations expire, which are generally for periods of twelve to thirty months, or which can extend over multiple years. In the case of our limited consignment sales, we do not begin recognizing revenue on a deferred basis until the customer has accepted the product, at which time the risks and rewards of ownership have transferred, the price is fixed and we have a reasonable expectation of collecting upon billing. See "Critical Accounting Policies and Estimates—Revenue Recognition."

As we gain experience, including field experience relative to service and warranty of our initial products, the fair values for the multiple elements within our future contracts may become determinable and we may, in future periods, recognize product revenue upon delivery or installation of the product, or we may continue to defer recognition, based on application of appropriate guidance within the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) No. 605-25-25, Revenue Recognition – Multiple-Element Arrangements – Recognition, or changes in the manner in which we structure contractual agreements, including our agreements with distribution partners.

Product and service revenue for the year ended December 31, 2009 increased $165,000 or 3.5%, to $4.8 million from $4.7 million for the year ended December 31, 2008. The increase is primarily related to an increase in non-deferred revenue partially offset by decreased system shipments and the revenue recognized on those shipments. The non-deferred revenue represents revenue associated with replacement parts or services not covered by service agreements or other similar types of sales where the Company has no continuing obligation after the parts are shipped or delivered or after services are rendered.

In the product and service revenue category, during the year ended December 31, 2009, we shipped 257 fuel cell systems (117 are related to sales to end customers and 140 were delivered to Central Grocers under a lease arrangement whereby Plug Power retains title and ownership of the equipment) as compared to 273 fuel cell systems during the year ended December 31, 2008. In the year ended December 31, 2009, we recognized $1.7 million of revenue for products shipped or delivered or services rendered in the year ended December 31, 2009, which includes $1.4 million of non-deferred revenue as compared to $2.3 million of revenue recognized in the year ended December 31, 2008 for products shipped or delivered or services rendered in the year ended December 31, 2008, which includes $1.1 million of non-deferred revenue. Additionally, in the year ended December 31, 2009 we recognized approximately $3.1 million of product and services revenue originally deferred at December 31, 2008, whereas in the year ended December 31, 2008 we recognized $2.4 million of revenue originally deferred at December 31, 2007.

Product and service revenue for the year ended December 31, 2008 increased $1.6 million, or 51%, to $4.7 million from $3.1 million for the year ended December 31, 2007. The increase is related to increased system shipments and the revenue recognized on those shipments as well as an increase in non-deferred revenue. The non-deferred revenue represents revenue associated with replacement parts or services not covered by service agreements or other similar types of sales where the Company has no continuing obligation after the parts are shipped or delivered or after services are rendered.

In the product and service revenue category, during the year ended December 31, 2008, we shipped 273 fuel cell systems compared to 204 fuel cell systems during the year ended December 31, 2007. In the year ended December 31, 2008, we recognized $2.3 million of revenue for products shipped or delivered or services rendered in the year ended December 31, 2008, which includes $1.1 million of non-deferred revenue as compared to $1.1 million of revenue recognized in the year ended December 31, 2007 for products shipped or delivered or services rendered in the year ended December 31, 2007, which includes $365,000 of non-deferred revenue. Additionally, in the year ended December 31, 2008 we recognized approximately $2.4 million of product and services revenue originally deferred at December 31, 2007, whereas in the year ended December 31, 2007 we recognized $2.0 million of revenue originally deferred at December 31, 2006.

Research and development contract revenue

Research and development contract revenue primarily relates to cost reimbursement research and development contracts associated with the development of PEM fuel cell technology. We generally share in the cost of these programs with our cost-sharing percentages generally ranging from 20% to 50% of total project costs. Revenue from time and material contracts is recognized on the basis of hours expended plus other reimbursable contract costs incurred during the period. Revenue from fixed fee contracts is recognized on the basis of percentage of completion. We expect to continue certain research and development contract work that is directly related to our current product development efforts.

Research and development contract revenue for year ended December 31, 2009 was $7.5 million compared to $13.2 million in 2008. The decrease of $5.8 million or 43.6% is primarily related to the completion and near completion of funded projects in both the United States and Canada as well as a delay in the timing of deliverables in new programs. In the research and development contract revenue category, during the twelve months ended December 31, 2009 we shipped 45 GenDrive fuel cell systems that were previously funded under various government projects.

Research and development contract revenue for the year ended December 31, 2008 was $13.2 million compared to $13.2 million in 2007. The acquisitions in 2007 increased research and development contract revenue $2.2 million as a result of twelve full months of operations in 2008 versus 2007, offset by a decrease of $2.2 million related to a completion of contracts from prior years. In the research and development contract revenue category, during the twelve months ended December 31, 2008 we shipped 5 GenSys fuel cell systems and 5 GenDrive fuel cell systems.

Cost of product and service revenue

Cost of product and service revenue includes the direct material and labor cost incurred in the manufacture of the products we sell as well as the labor and material costs incurred for product maintenance, replacement parts and service under our contractual obligations.

Cost of product and service revenue for the year ended December 31, 2009 decreased $4.2 million, or 36.7%, to $7.2 million compared to $11.4 million in 2008. The decrease is attributable to $2.3 million in inventory write-offs associated with the corporate restructuring plan announced in December 2008 and a decrease in product and service fuel cell system shipments from the prior year. There were 257 fuel cell system shipments for the year ended December 31, 2009 as compared to 273 for the year ended December 31, 2008. Further contributing to the decrease in 2009, 140 of the 257 fuel cell system shipments are being accounted for under a lease arrangement which commenced in the second quarter of 2009. Therefore, the cost recognized on those 140 shipments consists of depreciation of approximately $206,000 in the year ended December 31, 2009.

Cost of product and service revenue for the year ended December 31, 2008 increased $2.0 million to $11.4 million compared to $9.4 million in 2007. The increase was related to $2.3 million in inventory write-offs associated with the corporate restructuring plan announced in December 2008, coupled with higher cost of product and service revenues recorded due to an increase in shipments in 2008. This was partially offset by one-time charges of $2.0 million for certain future expected service and warranty costs for existing units in the field recorded in the second quarter of 2007. Also contributing to the increase was an increase in servicing costs of the larger installed base.

Cost of research and development contract revenue

Cost of research and development contract revenue includes costs associated with research and development contracts including: cash and non-cash compensation and benefits for engineering and related support staff, fees paid to outside suppliers for subcontracted components and services, fees paid to consultants for services provided, materials and supplies used and other directly allocable general overhead costs allocated to specific research and development contracts.

Cost of research and development contract revenue for the year ended December 31, 2009 decreased $9.1 million, or 42.2%, to $12.4 million compared to $21.5 million in 2008. This decrease reflects a reduced effort on funded contracts due to the completion or near completion of several major contracts in the United States and Canada as well as a delay in the timing of deliverables for new programs.

Cost of research and development contract revenue for the year ended December 31, 2008 increased $2.5 million to $21.5 million from $19.0 million in 2007. This increase is primarily related to a higher percentage of cost sharing on research and development contracts in 2008.

Research and development expense

Research and development expense includes: materials to build development and prototype units, cash and non-cash compensation and benefits for the engineering and related staff, expenses for contract engineers, fees paid to outside suppliers for subcontracted components and services, fees paid to consultants for services provided, materials and supplies consumed, facility related costs such as computer and network services, and other general overhead costs associated with our research and development activities.

Research and development expense for the year ended December 31, 2009 decreased $18.7 million, or 53.3%, to $16.3 million compared to $35.0 million in 2008. This decrease was a direct result of the corporate restructuring plans announced in June and December of 2008, which included a reduced workforce and a reduction in non-strategic research and development projects.

Research and development expense decreased to $35.0 million for the year ended December 31, 2008 from $39.2 million in 2007. This decrease was a direct result of the corporate restructuring plans announced in June and December of 2008, which included a reduced workforce and a reduction in non-strategic research and development projects. This decrease was partially offset by an increase of $2.0 million, primarily due to a full twelve month period of expense in 2008 related to the acquisition of Cellex and General Hydrogen versus a partial twelve month period in 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses includes cash and non-cash compensation, benefits and related costs in support of our general corporate functions, including general management, finance and accounting, human resources, selling and marketing, information technology and legal services.

Selling, general and administrative expenses for the year ended December 31, 2009 decreased $12.9 million, or 45.6%, to $15.4 million compared to $28.3 million in 2008. This decrease was a direct result of the corporate restructuring plans announced in June and December of 2008.

Selling, general and administrative expenses for the year ended December 31, 2008 increased $9.0 million, or 46.6%, to $28.3 million compared to $19.3 million in 2007. Approximately $7.0 million of the increase is related to the corporate restructuring plans announced in June and December of 2008. The remainder of the increase is a direct result of a full twelve month period of expense in 2008 related to the acquisition of Cellex and General Hydrogen, versus a partial twelve month period in 2007.

Goodwill Impairment

The Company performs its annual goodwill assessment under FASB ASC No. 350, Intangibles - Goodwill and Other, at the date of its fiscal year end. As a result of this assessment, during the year ended 2008, the Company determined that a goodwill impairment occurred and recorded an impairment charge of $45.8 million. See Note 6 (Goodwill and Other Intangible Assets) of the Notes to Consolidated Financial Statements.

Amortization of intangible assets

Amortization of intangible assets represents the amortization associated with the Company's acquired identifiable intangible assets from Cellex and General Hydrogen, including acquired technology and customer relationships, which are being amortized over eight years.

Amortization of intangible assets decreased to $2.1 million for the year ended December 31, 2009, compared to $2.2 million for the year ended December 31, 2008. The decrease is related to foreign currency fluctuations.

Amortization of intangible assets increased to $2.2 million for the year ended December 31, 2008, compared to $1.6 million for the year ended December 31, 2007. The increase is related to a full twelve month period of amortization of intangible assets in 2008 as compared to a partial twelve month period in 2007.

Interest and other income and net realized gains from available-for-sale securities

Interest and other income and net realized gains from available-for-sale securities consists primarily of interest earned on our cash, cash equivalents, available-for-sale and trading securities, other income, and the net realized gain/loss from the sale of available-for-sale securities.

Interest and other income and net realized gains from available-for-sale securities decreased to $1.7 million for the year ended December 31, 2009 from $5.1 million for the year ended December 31, 2008. This decrease is primarily related to lower cash balances coupled with lower yields on our investments due to a declining rate environment. Total net realized gains/losses from the sale of available-for-sale securities was $0 for the year ended December 31, 2009 and a net gain of approximately $389,000 for the year ended December 31, 2008. Interest income on trading securities and available-for-sale securities for the year ended December 31, 2009 was approximately $906,000 and $307,000, respectively. Interest income on trading securities and available-for-sale securities for the year ended December 31, 2008 was approximately $1.9 million and $1.5 million, respectively. Also included in the year ended December 31, 2008 is a $1.2 million gain relating to the termination of Technology Partnerships Canada (TPC) agreements as discussed in Note 10 (Repayable Government Assistance) of the Notes to Consolidated Financial Statements.

Interest and other income and net realized gains from available-for-sale securities decreased $7.2 million to $5.1 million for the year ended December 31, 2008 from $12.3 million for the year ended December 31, 2007. This decrease is primarily related to lower cash balances coupled with lower yields on our investments due to a declining rate environment. In addition, the yield on auction rate debt securities declined significantly in 2008 as compared to 2007 due primarily to the impact of failed auctions related to these securities which began in February 2008. This was partially offset by a $1.2 million gain relating to the termination of TPC agreements as discussed in Note 10 (Repayable Government Assistance) of the Notes to Consolidated Financial Statements. Total net realized gains/losses from the sale of available-for-sale securities was a gain of $389,000 and $118,000 for the years ended December 31, 2008 and 2007, respectively.

Gain on auction rate debt securities repurchase agreement

In December 2008, the Company entered into a Repurchase Agreement with the third-party lender such that the Company may require the third-party lender to repurchase the auction rate debt securities pledged as collateral for the Credit Line Agreement, at their par value, from June 30, 2010 through July 2, 2012. As a result of the Repurchase Agreement entered into with a third party lender in December 2008, the Company reclassified the auction rate debt securities from available-for-sale securities to trading securities. The Company has elected to record this item at its fair value in accordance with FASB ASC No. 825-10-25, Fair Value Option. At December 31, 2009, the fair value of this item is $6.0 million. The change in fair value of $4.2 million during the year ended December 31, 2009 was recorded as a loss in the consolidated statements of operations which is offset by the change in fair value of the auction rate debt securities held as collateral of $4.2 million that is recorded as a gain in the consolidated statements of operations for the year ended December 31, 2009. At December 31, 2008, the fair value of this item was $10.2 million and was recorded as a gain on auction rate debt securities repurchase agreement in the consolidated statements of operations. The change in the fair value of these trading securities from the date of their transfer into trading through December 31, 2008 was not significant.

Impairment loss on available-for-sale securities

Due to the liquidity issues in the credit and capital markets, the market for auction rate debt securities began experiencing auction failures in February 2008, and there have been no successful auctions for the securities held in our portfolio since the failures began. Given the lack of liquidity in the market for auction rate debt securities, the Company concluded that the estimated fair value of these securities has become lower than the cost of these securities, and, based on an analysis of the other-than-temporary impairment factors, management has determined that this difference represents a decline in fair value that is other-than-temporary. Accordingly, the Company recorded an other-than-temporary impairment charge of $10.2 million in the twelve months ended December 31, 2008. There were no securities deemed other-than-temporarily impaired during 2009.

Interest and other expense

Interest and other expense consists of interest on repayable government assistance amounts related to the activities of Cellex and General Hydrogen, interest related to the Credit Line Agreement and long term debt, and foreign currency exchange gain/(loss).

Interest and other expense for the year ended December 31, 2009 was approximately $1.1 million, compared to approximately $401,000 for the year ended December 31, 2008. Interest expense related to the Credit Line Agreement was approximately $915,000 for the year ended December 31, 2009 and was not significant for the year ended December 31, 2008.

Interest and other expense for the year ended December 31, 2008 was approximately $401,000, compared to $580,000 for the year ended December 31, 2007. The decrease is related to foreign currency exchange losses from our Canadian operations. Interest expense related to the Credit Line Agreement entered into in December 2008 was not significant.

Income taxes

We did not report a benefit for federal and state income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carry forward will not be realized.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles and related disclosures requires management to make estimates and assumptions.

We believe that the following are our most critical accounting estimates and assumptions the Company must make in the preparation of its consolidated financial statements and related disclosures:

Revenue recognition

We are a development stage enterprise currently performing field testing and selling and marketing of our products to a limited number of customers, including distribution center operators, manufacturing facilities, telecom, utilities, and government entities. Our fuel cell systems are designed to replace incumbent electric power technologies in material handling equipment, serve as complementary or replacement power in prime power applications and serve as complementary quality power sources in back-up applications. Our current product offerings are intended to offer complementary, quality power while demonstrating the market value of fuel cells as a preferred form of alternative distributed power generation. Subsequent enhancements to our initial product are expected to expand the market opportunity for fuel cells by lowering the installed cost, decreasing operating and maintenance costs, increasing efficiency, improving reliability, and adding features such as grid independence and co-generation as well as UPS applications.

We apply the guidance within FASB ASC No. 605-10-S99, Revenue Recognition – Overall - SEC Materials, to our initial sales contracts to determine when to properly recognize revenue. Many of our initial sales of product contain multiple obligations that may include a combination of fuel cell systems, continued service, maintenance, a supply of hydrogen and other support. While contract terms generally stipulate that title and risk of ownership pass and require payment upon shipment or delivery of the fuel cell system, or acceptance in the case of certain consignment

sales, and also stipulate that payment is not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within our contractual arrangements are generally not accounted for separately based on our limited experience and lack of evidence of fair value of the different components. As a result, we defer recognition of product and service revenue and recognize revenue on a straight-line basis over the stated contractual term, as the continued service, maintenance and other support obligations expire, which may be for periods of twelve to thirty months or which may extend over multiple years. In the case of our limited consignment sales, we do not begin recognizing revenue on a deferred basis until the customer has accepted the product, at which time the risks and rewards of ownership have transferred, the price is fixed and we have a reasonable expectation of collection upon billing. The costs associated with the product, service and other obligations are generally expensed as they are incurred.

As we gain experience, including field experience relative to service and warranty obligations based on the sales of our initial products, the fair values for the multiple elements within our future contracts may become determinable and we may, in future periods, recognize revenue upon shipment or delivery of the product or we may continue to defer recognition, based on application of appropriate guidance within FASB ASC No. 605-25-25, Revenue Recognition – Multiple-Element Arrangements – Recognition, or changes in the manner in which we structure contractual agreements, including our agreements with distribution partners.

Additionally, our research and development contract revenue primarily relates to cost reimbursement research and development contracts associated with the development of PEM fuel cell technology. The Company generally shares in the cost of these programs with our cost-sharing percentages generally ranging from 20% and 50% of total project costs. Revenue from time and material contracts is recognized on the basis of hours expended plus other reimbursable contract costs incurred during the period. Revenue from fixed fee contracts is recognized on the basis of percentage of completion.

Valuation of long-lived assets

We value long-lived assets at their fair value at the date of acquisition. We utilize third-party valuation experts in our assessments of the fair values of acquired long-lived assets and allocate purchase price to the acquired assets and liabilities assumed accordingly. We assess the impairment of long-lived assets, including identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable and, for goodwill, at least annually. Factors we consider important that could trigger an impairment review include, but are not limited to, the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

When we determine that the carrying value of long-lived assets, including identifiable intangible assets, may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would measure any impairment based upon the provisions of FASB ASC No. 350, Intangibles - Goodwill and Other and FASB ASC No. 360-10-35-15, Impairment or Disposal of Long-Lived Assets, as appropriate. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Goodwill impairment testing is performed at the segment (or reporting unit) level. The Company's goodwill is evaluated at the entity level as there is only one reporting unit. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.

The Company performs its annual goodwill impairment assessment under FASB ASC No. 350, Intangibles - Goodwill and Other at the date of its fiscal year end or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2009, the Company had no goodwill on its consolidated balance sheet as a result of the full impairment charge recorded in 2008. If goodwill exists, our impairment test is based on a set of assumptions regarding discounted future cash flows, which represent the Company's best estimate of future performance at this time, as well as consideration of the Company's market capitalization.

The goodwill impairment analysis is dependent on many variables used to determine fair value of the Company overall and the fair value of the Company's assets and liabilities. Please see Note 6 (Goodwill and Other Intangible Assets) of the Notes to Consolidated Financial Statements for a description of the valuation methods and related estimates and assumptions used in our impairment testing. The complexity of the analysis does not permit a simplistic determination of the impact of changes in assumptions.

Stock Based Compensation

We recognize stock-based compensation expense associated with the vesting of share based instruments in the consolidated statements of operations. Determining the amount of stock-based compensation to be recorded requires us to develop estimates to be used in calculating the grant-date fair value of stock options. We calculate the grant-date fair values using the Black-Scholes valuation model. The Black-Scholes model requires us to make estimates of the following assumptions:

Expected volatility—The estimated stock price volatility was derived based upon a blend of implied volatility (i.e. management's expectation of volatility) and the Company's actual historic stock prices over the expected life of the options, which represents the Company's best estimate of expected volatility.

Expected option life—The Company's estimate of an expected option life was calculated in accordance with the simplified method for calculating the expected term assumption. The simplified method is a calculation based on the contractual life of the associated options.

Risk-free interest rate—We use the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected life assumption as the risk-free interest rate.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. FASB ASC No. 718-10-55, Compensation - Stock Compensation – Overall – Implementation and Guidance Illustrations, requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We review historical forfeiture data and determine the appropriate forfeiture rate based on that data. We re-evaluate this analysis periodically and adjust the forfeiture rate as necessary. Ultimately, we will recognize the actual expense over the vesting period only for the shares that vest.

Auction rate securities and auction rate debt securities repurchase agreement

We value our auction rate debt securities and auction rate debt securities repurchase agreement based upon factors specific to these securities, including duration, tax status (taxable or tax-exempt), credit quality, the existence of insurance wraps, and the composition of the underlying student loans (Federal Family Education Loan Program or private loans). Assumptions are made about future cash flows based upon interest rate formulas as described in Note 3, Fair Value Measurements. Also, our valuation includes estimates of market data including yields or spreads of similar trading instruments, when available, or assumptions believed to be reasonable. Illiquid credit markets and volatile equity markets have combined to increase the uncertainty inherent in our estimates and assumptions. As future events cannot be determined with precision, actual results could differ significantly from our estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

A discussion of recently adopted and new accounting pronouncements is included in Note 2 (Summary of Significant Accounting Policies) of the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

Although we anticipate incurring substantial additional losses, we believe that our current cash, cash equivalents and available-for-sale securities balances will provide sufficient liquidity to fund operations for at least the next twelve months including anticipated increased working capital needs. Our cash requirements depend on numerous factors, including completion of our product development activities, our ability to commercialize our energy products, market acceptance of our systems and other factors. We expect to devote substantial capital resources to continue our development programs directed at commercializing our energy products for worldwide use, building a sales base and

expanding market channels, hiring and training production staff, developing and better utilizing our manufacturing capacity, production and research and development activities. We expect to pursue the expansion of our operations through internal growth and strategic acquisitions and expect that such activities will be funded from existing cash, cash equivalents, trading securities, available-for-sale securities, and the issuance of additional equity or debt securities or additional borrowings subject to market and other conditions. The failure to raise the funds necessary to finance our future cash requirements or consummate future acquisitions could adversely affect our ability to pursue our strategy and could negatively affect our operations in future periods.

Several key indicators of liquidity are summarized in the following table:

	Years ended or at December 31,		
	2009	2008	2007
		(in thousands)	
Cash and cash equivalents at end of period	$ 14,581	$ 80,845	$ 12,077
Trading securities – auction rate debt securities	53,397	52,651	—
Available-for-sale securities at end of period	47,960	23,844	153,624
Working capital at end of period	60,009	86,171	163,906
Net loss	40,709	121,700	60,571
Net cash used in operating activities	38,228	56,596	49,311
Purchase of property, plant and equipment	533	1,419	2,944

Included in trading securities and working capital at December 31, 2009 and 2008, respectively, is $53.4 million and $52.7 million of auction rate debt securities. The auction rate debt securities are secured by student loans which are generally guaranteed by the Federal government. These auction rate debt securities are structured to be tendered at par, at the investor's option, at auctions occurring every 27-30 days. However, due to the liquidity issues in the credit and capital markets, the market for auction rate debt securities began experiencing auction failures in February 2008 and there have been no successful auctions for the securities held in our portfolio since the failures began. We continue to receive interest on these securities, subject to an interest rate cap formula for each security as periodically adjusted in accordance with the respective securities agreement. At December 31, 2009, the interest rates ranged from 0.61% to 3.48% on the auction rate debt securities as compared to the interest rate range at December 31, 2008 from 1.55% to 3.43%.

The Company has pledged these securities as collateral to a third-party lender for a Credit Line Agreement (See Note 7, Credit Line Agreement and Auction Rate Debt Securities Repurchase Agreement) entered into in December 2008. Given the lack of liquidity in the market for auction rate debt securities, the fair value of these auction rate debt securities have become lower than their cost and, based on an analysis of other than temporary impairment factors, management has determined, beginning in the first quarter of 2008, that this difference represents a decline in value that is other-than-temporary. Accordingly, the Company recorded an other-than-temporary impairment charge of $10.2 million for the year ended December 31, 2008 in the consolidated statements of operations. In December 2008, the Company entered into a Repurchase Agreement with a third-party lender such that the Company may require the third-party lender to repurchase the auction rate debt securities pledged as collateral for the Credit Line Agreement at their par value, from June 30, 2010 through July 2, 2012. The fair value of the Repurchase Agreement at its origination was $10.2 million and was recorded as a gain in the 2008 consolidated statement of operations. The fair value of the Repurchase Agreement at December 31, 2009 was $6.0 million. The change in fair value of approximately $4.2 million during the year ended December 31, 2009 was recorded as a loss in the consolidated statements of operations which is offset by the change in fair value of the auction rate debt securities held as collateral of approximately $4.2 million that is recorded as a gain for the year ended December 31, 2009.

We continue to monitor the market for auction rate debt securities and will be required to mark the securities to fair value which could negatively affect our financial condition, liquidity and reported operating results. We will also be monitoring and marking to fair value the auction rate debt securities repurchase agreement. The Company expects that the fair adjustments of the auction rate debt securities will generally be offset by the fair value adjustments of the auction rate debt securities repurchase agreement.

In May 2008, the Company filed a lawsuit against UBS Financial Services Inc. and UBS AG in the United States District Court, Northern District of New York, the financial advisor that placed the Company in certain auction rate debt securities held in the Company's investment portfolio. The lawsuit seeks a return of the $62.9 million of Company funds UBS invested in auction rate debt securities in contravention to the Company's investment policy, among other damages.

On December 15, 2008, Plug Power Inc. (Plug or the Company) accepted an offer by UBS AG (UBS) of certain rights to cause UBS to purchase, at a future date, auction rate debt securities owned by the Company. The repurchase rights are offered in connection with UBS's obligations under settlement agreements with the U.S. Securities and Exchange Commission and other federal and state regulatory authorities. The offering, the settlement agreements, and the respective rights and obligations of the parties, are described in a prospectus issued by UBS dated October 7, 2008, File No. 333-153882 (the Prospectus). As a result of accepting UBS's offer, the Company can require UBS to repurchase at par value all of the auction rate debt securities held by the Company at any time during the period from June 30, 2010 through July 2, 2012 (if the Company's auction rate debt securities have not previously been sold by the Company or by UBS on its behalf), and pending litigation between the parties has been dismissed with prejudice.

In connection with the Prospectus offering, the Company also entered into a loan agreement with UBS Credit Corp. that provides the Company with a credit line of up to $62.875 million with the Company's auction rate debt securities pledged as collateral. The Company has drawn down the full amount of the credit line. In accordance with the offering by UBS, the loan will be treated as a "no net cost loan" as defined in the Prospectus. The loan will bear interest at a rate equal to the average rate of interest paid to Plug Power on the pledged auction rate debt securities such that the net interest cost to Plug Power will be zero. Though the loan is payable on demand, if UBS Credit Corp. should exercise its right to demand repayment of any portion of the loan prior to the date the Company can exercise its repurchase rights, UBS and certain of its affiliates will arrange for alternative financing on terms and conditions substantially the same as those contained in the loan. If alternative financing cannot be established, then UBS or one of its affiliates will purchase the Company's pledged auction rate debt securities at par. As a result, the loan and any alternative financing will not be payable by the Company prior to the time that the Company can require UBS to repurchase the pledged auction rate debt securities. Proceeds of sales of the Company's auction rate debt securities will first be applied to repayment of the credit line with the balance, if any, for the Company's account. UBS has previously provided investment management services for a portion of the Company's investment portfolio.

Debt and Lease Arrangement

In March, 2009, the Company signed a $1.7 million promissory note issued by Key Equipment Finance Inc. for the purpose of financing its investment in property that was leased to Central Grocers beginning on April 1, 2009. On April 1, 2009, the Company began leasing this same equipment to its customer, Central Grocers. In July 2009, the Company signed a letter of credit with Key Bank in the amount of $525,000. The standby letter of credit is required by the agreement negotiated between Air Products and Chemicals, Inc. (Air Products) and the Company to supply hydrogen infrastructure and hydrogen to Central Grocers at their distribution center. The standby letter of credit is collateralized by cash held in a restricted account.

In October 2009, the Company entered into a 15 month financing arrangement for an electrolyzer.

See Note 8 (Debt and Lease Arrangement) of the Consolidated Financial Statements for more detail.

Under Internal Revenue Code (IRC) Section 382, the use of loss carryforwards may be limited if a change in ownership of a company occurs. If it is determined that due to transactions involving the Company's shares owned by its 5 percent shareholders a change of ownership has occurred under the provisions of IRC Section 382, the Company's net operating loss carryforwards could be subject to significant IRC Section 382 limitations.

At December 31, 2009, the Company has approximately $536.1 million in Federal and state net operating loss carryforwards and $15 million in Federal research and experimentation tax credit carryforwards (of which $5.7 million represents an uncertain tax position), which resulted in $203.7 million and $9.3 million, respectively, in deferred tax assets that are recorded on the Company's balance sheet at December 31, 2009. These deferred tax assets are fully reserved for through a valuation allowance. During the fourth quarter of 2009, as a result of certain equity transactions, the Company may have had an ownership change for IRC Section 382 purposes. If a change occurred in the fourth quarter, an IRC Section 382 limitation could result in as much as approximately $458.6 million of the Company's Federal and state net operating loss carryforwards expiring prior to utilization, which would result in the Company's

deferred tax asset and valuation allowance decreasing by approximately $174.3 million. Additionally, if a change in control occurred during the fourth quarter an IRC Section 382 limitation could result in as much as approximately $15 million of Federal research and experimentation tax credit carryforwards expiring prior to utilization, which would result in the Company's deferred tax asset and valuation allowance decreasing by approximately $9.3 million. These decreases would have no impact on the Company's financial position, results of operations, or cash flows. However, these potential future tax benefits would no longer be available to the Company. The Company is in the process of completing a formal Section 382 study to determine if an ownership change has occurred.

Our cash requirements depend on numerous factors, including completion of our product development activities, ability to commercialize our fuel cell systems, market acceptance of our systems and other factors. We expect to pursue the expansion of our operations through internal growth and strategic acquisitions. As of December 31, 2009, we had cash and cash equivalents of $14.6 million, available-for-sale securities of $48.0 million and working capital of $60.0 million.

During the year ended December 31, 2009, cash used for operating activities was $38.2 million, consisting primarily of a net loss of $40.7 million and a $324,000 gain on repayable government assistance offset, in part, by non-cash expenses in the amount of $8.0 million, including $5.8 million for amortization and depreciation, $1.9 million for stock based compensation, $504,000 for loss on disposals of property, plant and equipment and $93,000 in bad debt. Cash used for investing activities for the year ended December 31, 2009 was $25.8 million, consisting of $3.5 million in proceeds from trading securities and $223,000 of proceeds from disposals of property, plant and equipment offset by $24.2 million of maturities (net of purchases) of available-for-sale securities, $533,000 used to purchase property, plant and equipment, $2.5 million used as an investment in leased property, and $2.3 million in restricted cash. Cash used for financing activities was approximately $2.4 million consisting of $3.5 million in repayment of borrowings under line of credit, $534,000 for the purchase of treasury stock and $230,000 in principal payments on long-term debt and line of credit partially offset by proceeds from borrowings of long term debt and employee stock purchase plan of $1.9 million.

We have financed our operations from inception through December 31, 2009 primarily from the sale of equity (including those related to stock-based compensation less stock issuance costs), which has provided cash in the amount of $636.4 million. Also since inception, cumulative net cash used in operating activities has been $492.5 million, and cash used in investing activities has been $180.7 million, including our purchase of property, plant and equipment of $38.9 million, our net investments in available-for-sale securities in the amount of $110.7 million, and cash used for acquisitions of $19.3 million, net of cash received.

Subsequent to December 31, 2009, we issued 2,028,572 shares of common stock for the achievement of performance objectives in 2009.

Other significant transactions impacting our liquidity and capital resources have been as follows:

Mergers & Acquisitions

On April 3, 2007, the Company completed the acquisition of all of the outstanding shares of Cellex, a development stage enterprise, for an aggregate purchase price, including acquisition costs, of $46.1 million. As part of this acquisition, we acquired technology and certain other assets of Cellex. The entire $10 million balance of intangible assets has been assigned to acquired technology, which is being amortized over 8 years. The results of Cellex's operations have been included in the consolidated financial statements since that date. Cellex, based in Richmond, British Columbia, develops and commercializes fuel cell solutions that replace the industrial lead acid battery system used today in powering electric lift truck fleets in large-scale distribution centers.

On May 4, 2007, the Company completed the acquisition of all of the outstanding shares of General Hydrogen, a development stage enterprise, for an aggregate purchase price of $12.4 million. The purchase price includes the settlement of $3.0 million in senior secured loans previously made by the Company to General Hydrogen, as well as 571,429 warrants granted to shareholders of General Hydrogen that were valued at $1.4 million. The warrants become exercisable when Plug Power's Common Stock trades at a volume weighted average price of $7.00 or more for 10 consecutive trading days. The warrants carry an exercise price of $.01 per share and expire four years from the date of issuance. As part of this acquisition, we acquired technology and customer relationships and certain other assets of General Hydrogen. Of the $6.9 million of intangible assets, $5.9 million has been assigned to acquired technology and

$1.0 million has been assigned to customer relationships, both of which are being amortized over 8 years. The results of General Hydrogen's operations have been included in the consolidated financial statements since May 4, 2007. General Hydrogen is located in Richmond, British Columbia, Canada within close proximity to Cellex.

Public Offerings

In November 1999, we completed an initial public offering of 6,782,900 shares of common stock, which includes additional shares purchased pursuant to exercise of the underwriters' over allotment option. We received proceeds of $93.0 million, which was net of $8.7 million of expenses and underwriting discounts relating to the issuance and distribution of the securities.

In July 2001, we completed a follow-on public offering of 4,575,000 shares of common stock, which includes additional shares purchased pursuant to exercise of the underwriters' over allotment option. We received proceeds of $51.6 million, which was net of $3.3 million of expenses and underwriting discounts relating to the issuance and distribution of the securities.

In November 2003, the Company completed a public offering of 11,700,000 shares of common stock. We received proceeds of $55.0 million, net of $3.5 million of expenses and placement fees relating to the issuance and distribution of the securities.

In August 2005, the Company completed a public offering of 12,000,000 shares of common stock. We received proceeds of $70.6 million, net of expenses and placement fees relating to the issuance and distribution of the securities.

Private Placements

In July 2001, simultaneous with the closing of the follow-on public offering, we closed a private equity financing of 416,666 shares of common stock to GE Power Systems Equities, Inc., an indirect wholly owned subsidiary of General Electric Company, and 416,666 shares of common stock to Edison Development Corporation, an indirect wholly owned subsidiary of DTE Energy Company, raising an additional $9.6 million in net proceeds.

In June 2006, the Company completed a private placement with Smart Hydrogen Inc. whereby the Company sold 395,000 shares of Class B Capital Stock, a class of preferred stock of the Company, which were convertible into 39,500,000 shares of common stock of the Company, and 11,240 shares of common stock of the Company to Smart Hydrogen for an aggregate net purchase price of approximately $214.4 million. The purchase price per share of the shares sold to Smart Hydrogen, on an as-converted into common stock basis, was $5.50. The Buyer also contemporaneously purchased 1,825,000 shares of common stock of the Company from DTE Energy Foundation. Following the closing of these transactions, the Buyer owned approximately 35% of the Company's outstanding common stock on an if-converted basis.

In December 2008, Smart Hydrogen Inc. sold to OJSC (Third Generation Company of the Wholesale Electricity Market) (OGK-3) all 395,000 shares of the Company's Class B Capital Stock as well as 5,126,939 shares of the Company's common stock (representing an approximately 35% ownership stake in aggregate). This sale triggered the automatic conversion of the Company's Class B Capital Stock into 39,500,000 shares of common stock, and the termination of all the rights and obligations attached to the Class B Capital Stock. The rights and obligations attached to the Class B Capital Stock that terminated include, but are not limited to, the right to appoint directors, veto rights and voting support obligations under the Investor Rights Agreement dated as of June 29, 2006, as amended (the Investor Rights Agreement). OGK-3 has executed a joinder agreement to the Investor Rights Agreement and is prohibited from transferring its shares of the Company's Common Stock to a competitor of the Company. OGK-3 is also bound by the same standstill provisions that applied to Smart Hydrogen, as set forth in the Investor Rights Agreement. This transfer and conversion triggered a change of control pursuant to Section 17 of our 1999 Stock Option and Incentive Plan; and, therefore, each outstanding Stock Option Right automatically became fully exercisable and conditions and restrictions on each outstanding Restricted Stock Award, Deferred Stock Award and Performance Share Award that relate solely to the passage of time and continued employment were removed.

Initial Capital Contributions

We were formed in June 1997 as a joint venture between Mechanical Technology Incorporated and Edison Development Corporation, an indirect wholly owned subsidiary of DTE Energy Company. At formation, Mechanical Technology Incorporated contributed assets related to its fuel cell program, including intellectual property, 22 employees, equipment and the right to receive government contracts for research and development of PEM fuel cell systems, if awarded. Edison Development Corporation contributed or committed to contribute $9.0 million in cash, expertise in distributed power generation and marketplace presence to distribute and sell stationary fuel cell systems.

In aggregate, Mechanical Technology Incorporated has made cash contributions of $27.0 million plus non-cash contributions of $14.2 million, while Edison Development Corporation has made aggregate cash contributions of $46.2 million, including $5.0 million in connection with the closing of a private placement of our common stock in July, 2001. Mechanical Technology Incorporated and Edison Development Corporation have not made any additional cash or non-cash contributions since October 1999 and July 2001, respectively.

Grant Agreements

Since our inception we have been awarded, or participated in, federal and state government contracts related to research, development, test and demonstration of our PEM fuel cell technology. These contracts are primarily cost reimbursement contracts associated with the development of our PEM fuel cell technology. We have recognized "research and development contract revenue" of approximately $96.2 million related to federal and state government contracts, and commercial contracts. We generally share in the cost of these programs, with cost-sharing percentages generally ranging from 20% and 50% of total project costs. We expect to continue certain research and development contract work that is directly related to our current product development efforts.

Contractual Obligations

Contractual obligations as of December 31, 2009, under agreements with non-cancelable terms are as follows:

	Total	<1 Year	1-3 Years	3-5 Years	<5 Years
Long-term debt obligations	$ 1,564,116	$ 413,708	$ 679,904	$ 470,504	$ —
Operating lease obligations	4,262,855	1,248,557	1,266,798	559,200	1,188,300
Purchase obligations	819,420	809,420	10,000	—	
Other obligations **(A), (B), (C)**	484,297	484,297	—	—	
Total	$ 7,130,688	$2,955,982	$1,956,702	$1,029,704	$ 1,188,300

(A) The Company has a contractual obligation to NYSERDA, a New York State Government agency, to pay royalties to NYSERDA based on 0.5% of net sales of our GenCore and GenSys products if product is manufactured in the state of New York. See Note 18 (Commitments and Contingencies) of the Consolidated Financial Statements for more detail.

(B) The Company has a contractual obligation to the National Research Council of Canada (NRC), a Canadian Government agency, through an Industrial Research Assistance Program (IRAP) agreement, to pay royalties to NRC based on 3.5% of gross revenues. See Note 10 (Repayable Government Assistance) of the Consolidated Financial Statements for more detail.

(C) The Company has a contractual obligation with General Electric Company (GE) acting through its Global Research unit pursuant to a development collaboration agreement as amended. The Company and GE mutually agreed to extend the terms of the development collaboration agreement such that the Company is obligated to purchase $1 million of services from GE in connection with this collaboration prior to December 31, 2009. As of December 31, 2009, the approximately $363,000 obligation remaining under the extended development collaboration agreement became due and payable; however, the Company and GE d/b/a GE Global Research entered into a Lease Agreement dated October 6, 2009 for space in the Company's Latham, New York facility whereby the parties mutually agreed that pursuant to section 4 of the Lease Agreement the amount owed by the Company to GE under the development collaboration agreement would be offset by the rent owed by GE to the Company each month. The development collaboration agreement is scheduled to terminate on the earlier of (i) December 31, 2014 or (ii) upon the completion of a certain level of program activity. See Note 18 (Commitments and Contingencies) of the Consolidated Financial Statements for more detail.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in government, government backed and interest-bearing investment-grade securities that we generally hold for the duration of the term of the respective instrument. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, other than with respect to auction rate debt securities, we believe that, while the investment-grade securities we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

A portion of the Company's total financial performance was attributable to our operations in Canada. Our exposure to changes in foreign currency rates primarily arises from short-term inter-company transactions with our Canadian subsidiaries and from client receivables in different currencies. Foreign sales are mostly made by our Canadian subsidiaries in their respective countries and are typically denominated in Canadian dollars. Our foreign subsidiaries incur most of their expenses in their local currency as well, which helps minimize our risk of exchange rate fluctuations. Accordingly, the Company's financial results are affected by risks such as currency fluctuations, particularly between the U.S. dollar and the Canadian dollar. As exchange rates vary, the Company's results can be materially affected.

In addition, the Company may source inventory among its worldwide operations. This practice can give rise to foreign exchange risk resulting from the varying cost of inventory to the receiving location as well as from the revaluation of intercompany balances. The Company mitigates this risk through local sourcing efforts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's consolidated financial statements included in this report beginning at page F-1 are incorporated in this Item 8 by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports we file or submit, under the Exchange Act, is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms.

(b) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009.

(c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting is included on page F-3 of this Annual Report on Form 10-K and incorporated herein by reference.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) DIRECTORS

Incorporated herein by reference is the information appearing under the captions "Information about our Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Security and Exchange Commission.

(b) EXECUTIVE OFFICERS

Incorporated herein by reference is the information appearing under the captions "Executive Officers" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Security and Exchange Commission.

(c) CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all officers, directors, employees and consultants of the Company. The Code of Business Conduct and Ethics is intended to comply with Item 406 of Regulation S-K of the Securities Exchange Act of 1934 and with applicable rules of The NASDAQ Stock Market, Inc. Our Code of Business Conduct and Ethics is posted on our Internet website under the "Investor" page. Our Internet website address is *www.plugpower.com*. To the extent required or permitted by the rules of the SEC and NASDAQ, we will disclose amendments and waivers relating to our Code of Business Conduct and Ethics in the same place as our website.

(d) AUDIT COMMITTEE

Incorporated herein by reference is the information appearing under the caption "Audit Committee" in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference is the information appearing under the caption "Executive Compensation" in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Security and Exchange Commission.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference is the information appearing under the caption "Principal Stockholders" in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table gives information about the shares of Common Stock that may be issued upon the exercise of options, restricted stock and warrants under the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan (1997 Plan), the Company's 1999 Stock Option and Incentive Plan, as amended (1999 Stock Option Plan) and the Company's 1999 Employee Stock Purchase Plan, as of December 31, 2009.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column(a)) (c)
Equity compensation plans approved by security holders	14,663,952(1)	$2.84	2,529,777(2)
Equity compensation plans not approved by security holders	—	—	—
Total	14,663,952	$2.84	2,529,777

(1) Represents 5,981,286 outstanding options and 8,682,666 shares of unvested restricted stock issued under the 1997 Plan and 1999 Stock Option Plan.

(2) Includes 2,440,451 shares available for future issuance under the 1999 Stock Option Plan and 89,326 shares available for future issuance under the 1999 Employee Stock Purchase Plan. The 1999 Stock Option Plan incorporates an evergreen formula pursuant to which the aggregate number of shares reserved for issuance under the 1999 Stock Option Plan will increase on the first day of January and July each year. On each January 1 and July 1, the aggregate number of shares reserved for issuance under the 1999 Stock Option Plan increases by 16.4% of any net increase in the total number of outstanding shares since the preceding July 1 or January 1, as the case may be. In accordance with this formula, on January 1, 2010, the maximum number of shares remaining available for future issuance under the 1999 Stock Option Plan is 2,511,733.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information appearing under the caption "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference is the information appearing under the caption "Independent Auditors Fees" in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

15(a)(1) FINANCIAL STATEMENTS

The financial statements and notes are listed in the Index to Consolidated Financial Statements on page F-1 of this Report.

15(a)(2) FINANCIAL STATEMENT SCHEDULES

Consolidated financial statement schedules not filed herein have been omitted as they are not applicable or the required information or equivalent information has been included in the consolidated financial statements or the notes thereto.

15(a)(3) EXHIBITS

Exhibits are as set forth in the "List of Exhibits" which immediately precedes the Index to Consolidated Financial Statements on page F-1 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLUG POWER INC.
BY: /s/ ANDREW MARSH
ANDREW MARSH,
Chief Executive Officer

Date: March 16, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW MARSH ANDREW MARSH	*Chief Executive Officer and Director (Principal Executive Officer)*	March 16, 2010
/s/ GERALD A. ANDERSON GERALD A. ANDERSON	*Chief Financial Officer*	March 16, 2010
/s/ JEFFREY M. DRAZAN JEFFREY M. DRAZAN	*Director*	March 16, 2010
/s/ LARRY G. GARBERDING LARRY G. GARBERDING	*Director*	March 16, 2010
/s/ MAUREEN O. HELMER MAUREEN O. HELMER	*Director*	March 16, 2010
/s/ GEORGE C. McNAMEE GEORGE C. MCNAMEE	*Director*	March 16, 2010
/s/ GARY K. WILLIS GARY K. WILLIS	*Director*	March 16, 2010

Certain exhibits indicated below are incorporated by reference to documents of Plug Power on file with the Commission. Exhibits nos. 10.1, 10.2, 10.3, 10.5, 10.7 and 10.12 through 10.26 represent the management contracts and compensation plans and arrangements required to be filed as exhibits to this Annual Report on Form 10-K.

Exhibit No. and Description

3.1 Amended and Restated Certificate of Incorporation of Plug Power Inc.(9)

3.2 Third Amended and Restated By-laws of Plug Power Inc.(10)

3.3 Certificate of Amendment to Amended and Restated Certificate of Incorporation of Plug Power Inc.(9)

3.4 Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of Plug Power Inc. classifying and designating the Series A Junior Participating Cumulative Preferred Stock.(11)

4.1 Specimen certificate for shares of common stock, $.01 par value, of Plug Power.(2)

4.2 Shareholder Rights Agreement, dated as of June 23, 2009, between Plug Power Inc. and Registrar and American Stock Transfer & Trust Company, LLC, as Rights Agent.(11)

10.1 Second Amendment and Restatement of the Membership Option Plan dated February 15, 1999 and First Amendment to Second Amendment and Restatement of the Membership Option Plan dated October 1, 1999.(3)

10.2 1999 Stock Option and Incentive Plan.(2)

10.3 Employee Stock Purchase Plan.(2)

10.4 Registration Rights Agreement to be entered into by the Registrant and the stockholders of the Registrant.(9)

10.5 Severance Agreement, dated as of July 12, 2007, by and between Plug Power Inc. and Gerald A. Anderson.(6)

10.6 Joint Development Agreement, dated as of June 2, 2000, between Plug Power Inc. and Engelhard Corporation.(9)

10.7 Executive Severance Agreement, dated as of July 9, 2007, by and between Plug Power Inc. and Gerald A. Anderson.(6)

10.8 Indemnification Agreement, dated as of July 9, 2007, by and between Plug Power Inc. and Gerald A. Anderson.(6)

10.9 Investor Rights Agreement, dated as of June 29, 2006, by and among Plug Power Inc., Smart Hydrogen Inc. and the other parties named therein.(1)

10.10 Registration Rights Agreement, dated as of June 29, 2006, by and between Plug Power Inc. and Smart Hydrogen Inc.(1)

10.11 Form of Indemnification Agreement entered into with each director.(1)

10.12 Form of Incentive Stock Option Agreement.(4)

10.13	Form of Non-Qualified Stock Option Agreement for Employees.(4)
10.14	Form of Non-Qualified Stock Option Agreement for Independent Directors.(4)
10.15	Form of Restricted Stock Award Agreement.(4)
10.16	Amendment to the 1999 Stock Option and Incentive Plan.(13)
10.17	Amendment to the 1999 Stock Option and Incentive Plan.(13)
10.18	Amendment to the 1999 Stock Option and Incentive Plan.(4)
10.19	Plug Power Executive Incentive Plan.(5)
10.20	Employment Agreement, dated as of April 7, 2008, by and between Andrew Marsh and Plug Power Inc.(7)
10.21	Form of Non-Qualified Stock Option Agreement for Employees.(7)
10.22	Executive Employment Agreement, dated as of May 5, 2008, by and between Gerard L. Conway, Jr. and Plug Power Inc.(8)
10.23	Executive Employment Agreement, dated as of May 5, 2008, by and between Mark A. Sperry and Plug Power Inc.(8)
10.24	Executive Employment Agreement, dated as of October 28, 2009, by and between Erik J. Hansen and Plug Power Inc.(12)
10.25	Executive Employment Agreement, dated as of February 9, 2010, by and between Adrian Corless and Plug Power Inc.(12)
10.26	Form of Restricted Stock Unit Award Agreement for Employees.(13)
23.1	Consent of KPMG LLP.(13)
31.1 and 31.2	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(13)
32.1 and 32.2	Certifications pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(13)

---

(1) Incorporated by reference to the Company's current Report on Form 8-K dated June 29, 2006.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File Number 333-86089).

(3) Incorporated by reference to the Company's Registration Statement on Form S-1/A (File Number 333-86089).

(4) Incorporated by reference to the Company's Form 10-Q for the period ended June 30, 2006.

(5) Incorporated by reference to the Company's current Report on Form 8-K dated February 15, 2007.

(6) Incorporated by reference to the Company's current Report on Form 8-K dated July 9, 2007.

(7) Incorporated by reference to the Company's current Report on Form 8-K dated April 2, 2008.

(8) Incorporated by reference to the Company's Form 10-Q for the period ended June 30, 2008.

(9) Incorporated by reference to the Company's Form 10-K for the period ended December 31, 2008.

(10) Incorporated by reference to the Company's current Report on Form 8-K dated October 28, 2009.

(11) Incorporated by reference to the Company's Registration Statement on Form 8-A dated June 24, 2009.

(12) Incorporated by reference to the Company's current Report on Form 8-K dated October 28, 2009.

(13) Filed herewith.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated balance sheets as of December 31, 2009 and 2008	F-3
Consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 and cumulative amounts from inception	F-4
Consolidated statements of cash flows for the years ended December 31, 2009, 2008 and 2007 and cumulative amounts from inception	F-5
Consolidated statements of stockholders' equity and comprehensive loss for the years ended December 31, 2009, 2008 and 2007	F-6
Notes to consolidated financial statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Plug Power Inc.:

We have audited the accompanying consolidated balance sheets of Plug Power Inc. and subsidiaries (a development stage enterprise) (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and the information included in the cumulative from inception presentations for the period January 1, 2001 to December 31, 2009 (not separately presented herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Plug Power Inc. and subsidiaries (a development stage enterprise) as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, and the information included in the cumulative from inception presentations for the period January 1, 2001 to December 31, 2009 (not separately presented herein), in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Albany, New York
March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Plug Power Inc.:

We have audited internal control over financial reporting of Plug Power Inc. and subsidiaries (a development stage enterprise) as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Plug Power Inc. and subsidiaries (a development stage enterprise) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Plug Power Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and the information included in the cumulative from inception presentations for the period January 1, 2001 to December 31, 2009 (not separately presented herein), and our report dated March 16, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Albany, New York
March 16, 2010

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 14,580,983	$ 80,844,500
Trading securities - auction rate debt securities	53,397,179	52,650,654
Available-for-sale securities	47,959,920	23,843,950
Accounts receivable, less allowance of $92,560 in 2009 and $75,148 in 2008	2,004,670	2,151,121
Inventory	6,360,755	6,264,372
Auction rate debt securities repurchase agreement	5,977,822	—
Prepaid expenses and other current assets	3,217,446	2,350,738
Total current assets	133,498,775	168,105,335
Restricted cash	2,265,405	—
Property, plant and equipment, net	14,342,740	17,769,974
Investment in leased property	2,255,772	—
Auction rate debt securities repurchase agreement	—	10,224,346
Intangible assets, net	11,821,830	12,843,182
Other assets	—	169,130
Total assets	$ 164,184,522	$ 209,111,967
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,877,270	$ 3,274,972
Accrued expenses	5,847,541	9,945,316
Borrowings under line of credit	59,375,000	62,875,000
Current portion long term debt	413,708	—
Deferred revenue	4,596,717	5,425,270
Other current liabilities	379,584	413,837
Total current liabilities	73,489,820	81,934,395
Repayable government assistance	—	173,138
Long term debt	1,150,408	—
Other liabilities	1,275,541	1,140,312
Total liabilities	75,915,769	83,247,845
Stockholders' equity:		
Common stock, $0.01 par value per share; 245,000,000 shares authorized; Issued (including shares in treasury): 130,591,236 at December 31, 2009 and 128,164,003 at December 31, 2008	1,305,913	1,281,640
Additional paid-in capital	767,808,572	765,347,706
Accumulated other comprehensive income (loss)	803,209	(359,253)
Deficit accumulated during the development stage	(680,370,937)	(639,662,385)
Less common stock in treasury: 986,199 shares at December 31, 2009 and 402,114 shares at December 31, 2008	(1,278,004)	(743,586)
Total stockholders' equity	88,268,753	125,864,122
Total liabilities and stockholders' equity	$ 164,184,522	$ 209,111,967

The accompanying notes are an integral part of the consolidated financial statements.

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2009, 2008 and 2007 and Cumulative Amounts from Inception

	December 31, 2009	December 31, 2008	December 31, 2007	Cumulative Amounts from Inception
Product and service revenue	$ 4,832,773	$ 4,667,295	$ 3,081,956	$ 44,941,949
Research and development contract revenue	7,459,783	13,234,022	13,188,667	96,161,038
Total revenue	12,292,556	17,901,317	16,270,623	141,102,987
Cost of product and service revenue	7,246,453	11,442,232	9,398,774	62,217,896
Cost of research and development contract revenue	12,433,361	21,504,926	19,044,847	141,772,772
In-process research and development	—	—	—	12,026,640
Research and development expense	16,324,373	34,987,207	39,218,349	421,807,632
Selling, general and administrative expenses	15,426,806	28,333,151	19,323,158	143,857,997
Goodwill Impairment	—	45,842,656	—	45,842,656
Amortization of intangible assets	2,132,333	2,224,954	1,614,103	21,095,891
Operating loss	(41,270,770)	(126,433,809)	(72,328,608)	(707,518,497)
Interest and other income and net realized gains (losses) from available-for-sale securities	1,689,299	5,134,442	12,337,792	49,181,183
Change in fair value of auction rate securities repurchase agreement	(4,246,524)	10,224,346	—	5,977,822
Net trading gain	4,246,524	—	—	4,246,524
Impairment loss on available-for-sale securities	—	(10,224,346)	—	(10,224,346)
Interest and other expense	(1,127,081)	(400,657)	(580,000)	(3,455,873)
Loss before equity in losses of affiliates	(40,708,552)	(121,700,024)	(60,570,816)	(661,793,187)
Equity in losses of affiliates	—	—	—	(18,577,750)
Net loss	$ (40,708,552)	$ (121,700,024)	$ (60,570,816)	$(680,370,937)
Loss per share:				
Basic and diluted	$ (0.32)	$ (1.36)	$ (0.69)	
Weighted average number of common shares outstanding	129,110,661	89,383,480	87,341,717	

The accompanying notes are an integral part of the consolidated financial statements.

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009, 2008 and 2007 and cumulative amounts from inception

	Twelve months ended December 31,			Cumulative Amounts
	2009	2008	2007	from Inception
Cash Flows From Operating Activities:				
Net loss	$ (40,708,552)	$(121,700,024)	$ (60,570,816)	$ (680,370,937)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	3,634,668	4,398,147	3,847,024	42,063,390
Equity in losses of affiliates	—	—	—	18,577,750
Amortization of intangible assets	2,132,333	2,224,954	1,614,103	21,095,891
Noncash prepaid development costs	—	—	—	10,000,000
Loss (gain) on disposal of property, plant and equipment	504,397	(2,701)	12,421	541,610
In-kind services	—	—	—	1,340,000
Stock-based compensation	1,928,501	8,590,573	5,422,745	45,236,932
Provision for bad debts	92,560	75,148	57,000	260,378
Amortization of deferred grant revenue	—	—	—	(1,000,000)
Amortization and write-off of deferred rent	—	—	—	2,000,000
Goodwill impairment charge	—	45,842,656	—	45,842,656
Impairment loss on available-for-sale securities	—	10,224,346	—	10,224,346
Net unrealized gains on trading securities	(4,246,524)	—	—	(4,246,524)
Change in fair value of auction rate debt securities repurchase agreement	4,246,524)	(10,224,346)	—	(5,977,822)
Gain on repayable government assistance	(324,300)	(1,232,522)	—	(1,556,822)
In-process research and development	—	—	—	7,042,640
Changes in assets and liabilities, net of effects of acquisitions:				
Accounts receivable	65,440	2,281,723	(2,738,263)	(1,100,070)
Inventory	(95,935)	(521,253)	655,753	(5,165,572)
Prepaid expenses and other current assets	(684,277)	256,448	1,223,756	(3,988,641)
Accounts payable and accrued expenses	(3,944,407)	1,103,013	518,297	1,094,613
Deferred revenue	(828,675)	2,087,370	647,218	5,598,233
Net cash used in operating activities	(38,228,247	(56,596,468)	(49,310,762)	(492,487,949)
Cash Flows From Investing Activities:				
Cash paid for acquisitions, net	—	—	(47,732,866)	(19,267,125)
Purchase of property, plant and equipment	(532,960)	(1,418,641)	(2,944,405)	(38,875,181)
Investment in leased property	(2,461,526)	—	—	(2,461,526)
Restricted cash	(2,265,405)	—	—	(2,265,405)
Proceeds from disposal of property, plant and equipment	223,000	14,587	13,963	567,216
Purchase of intangible asset	—	—	—	(9,624,500)
Investment in affiliate	—	—	—	(1,500,000)
Proceeds from trading securities	3,500,000	—	—	3,500,000
Proceeds from maturities and sales of available-for-sale securities	137,555,930	266,774,180	556,640,568	2,733,755,388
Purchases of available-for-sale securities	(161,803,208)	(199,713,772)	(472,899,139)	(2,844,494,512)
Net cash (used in) provided by investing activities	(25,784,169)	65,656,354	33,078,121	(180,665,645)
Cash Flows From Financing Activities:				
Proceeds from issuance of common and preferred stock	—	—	—	428,529,602
Proceeds from initial public offering, net	—	—	—	201,911,705
Stock issuance costs	—	—	—	(5,548,027)
Purchase of treasury stock	(534,418)	(618,642)	—	(1,153,060)
Proceeds from stock option exercises and employee stock purchase plan	76,493	202,875	480,654	11,521,718
Repayment of loans due to General Hydrogen Shareholders	—	—	(400,000)	(400,000)
(Repayment) proceeds from borrowings under line of credit	(3,500,000)	62,875,000	—	59,375,000
Proceeds from long term debt	1,793,461	—	—	1,793,461
Principal payments on long-term debt	(229,602)	—	—	(7,016,289)
Repayment of government assistance	—	(2,235,244)	—	(2,235,244)
Net cash (used in) provided by financing activities	(2,394,066)	60,223,989	80,654	686,778,866
Effect of exchange rate changes on cash	142,965	(516,313)	1,329,059	955,711
Increase (decrease) in cash and cash equivalents	(66,263,517)	68,767,562	(14,822,928)	14,580,983
Cash and cash equivalents, beginning of period	80,844,500	12,076,938	26,899,866	
Cash and cash equivalents, end of period	$ 14,580,983	$ 80,844,500	$ 12,076,938	$ 14,580,983

The accompanying notes are an integral part of the consolidated financial statements.

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

For the years ended December 31, 2009, 2008 and 2007

	Preferred Stock		Common Stock					Treasury Stock			
	Shares	Amount	Shares	Amount	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Shares	Amount	Total Stockholders' Equity	Total Comprehensive Loss
December 31, 2006	395,000	$ 3,950	86,794,915	$ 867,952	$ 751,118,315	$ (70,480)	$ (457,391,545)	—	$ —	$ 294,528,192	
Net loss	—	—	—	—	—	—	(60,570,816)	—	—	(60,570,816)	(60,570,816)
Foreign currency translation gain	—	—	—	—	—	7,739,141	—	—	—	7,739,141	7,739,141
Unrealized gain on available-for-sale securities, net of reclassification adjustments for realized net losses and gains	—	—	—	—	—	141,897	—	—	—	141,897	141,897
Total comprehensive loss											$ (52,689,778)
Stock based compensation	—	—	871,255	8,710	5,290,590	—	—	—	—	5,299,300	
Stock option exercises	—	—	151,237	1,512	149,725	—	—	—	—	151,237	
Stock issued under employee stock purchase plan	—	—	65,515	655	205,153	—	—	—	—	205,808	
Warrants	—	—	—	—	1,405,715	—	—	—	—	1,405,715	
December 31, 2007	395,000	$ 3,950	87,882,922	$ 878,829	$ 758,169,498	$ 7,810,558	$ (517,962,361)	—	$ —	$ 248,900,474	
Net loss	—	—	—	—	—	—	(121,700,024)	—	—	(121,700,024)	(121,700,024)
Foreign currency translation loss	—	—	—	—	—	(8,325,499)	—	—	—	(8,325,499)	(8,325,499)
Unrealized gain on available-for-sale securities, net of reclassification adjustments for realized net losses and gains	—	—	—	—	—	155,688	—	—	—	155,688	155,688
Total comprehensive loss											$ (129,869,835)
Stock based compensation	—	—	665,744	6,658	7,258,897	—	—	—	—	7,265,555	
Conversion of Preferred Stock	(395,000)	(3,950)	39,500,000	395,000	(391,050)	—	—	—	—	—	
Treasury stock	—	—	—	—	—	—	—	402,114	(743,586)	(743,586)	
Stock option exercises	—	—	3,935	39	3,896	—	—	—	—	3,935	
Stock issued under employee stock purchase plan	—	—	111,402	1,114	306,465	—	—	—	—	307,579	
December 31, 2008	—	$ —	128,164,003	$ 1,281,640	$ 765,347,706	$ (359,253)	$ (639,662,385)	402,114	$ (743,586)	$ 125,864,122	
Net loss	—	—	—	—	—	—	(40,708,552)	—	—	(40,708,552)	(40,708,552)
Foreign currency translation gain	—	—	—	—	—	1,293,770	—	—	—	1,293,770	1,293,770
Unrealized loss on available-for-sale securities, net of reclassification adjustments for realized net losses and gains	—	—	—	—	—	(131,308)	—	—	—	(131,308)	(131,308)
Total comprehensive loss											$ (39,546,090)
Stock based compensation	—	—	2,218,993	22,190	2,264,858	—	—	—	—	2,287,048	
Treasury stock	—	—	—	—	—	—	—	584,085	(534,418)	(534,418)	
Stock issued under employee stock purchase plan	—	—	208,240	2,083	196,008	—	—	—	—	198,091	
December 31, 2009	—	$ —	130,591,236	$ 1,305,913	$ 767,808,572	$ 803,209	$ (680,370,937)	986,199	$ (1,278,004)	$ 88,268,753	

The accompanying notes are an integral part of the consolidated financial statements.

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Description of Business

Plug Power Inc. is a development stage enterprise involved in the design, development and manufacture of fuel cell systems for industrial off-road (forklift or material handling) markets and stationary power markets worldwide. The Company is a development stage enterprise because substantially all of the Company's resources and efforts are aimed at the discovery of new knowledge that could lead to significant improvement in fuel cell reliability and durability, and the establishment, expansion and stability of markets for the Company's products. The Company continues to experience significant net outflows of cash from operations and devotes significant efforts towards financial planning in order to forecast future cash spending and the ability to continue product research and development activities and expansion of markets for its products. Fuel cell technology within the Company's principal target markets, material handling power and remote prime power, and our secondary markets, residential and backup power, is still early in the technology adoption life cycle.

In 2010, as the Company plans to enter the commercial adoption phase of its GenDrive™ and GenSys® products, with commensurate resource commitments to selling, marketing, and service activities, it is expected that we will no longer be a development stage enterprise.

The Company is focused on proton exchange membrane, or PEM, fuel cell and fuel processing technologies and fuel cell/battery hybrid technologies, from which multiple products are available. A fuel cell is an electrochemical device that combines hydrogen and oxygen to produce electricity and heat without combustion. Hydrogen is derived from hydrocarbon fuels such as liquid petroleum gas (LPG), natural gas, propane, methanol, ethanol, gasoline or biofuels. Hydrogen can also be obtained from the electrolysis of water. Hydrogen can be purchased directly from industrial gas providers or can be produced on-site at consumer locations.

The Company sells its products worldwide through our direct product sales force, original equipment manufacturers (OEMs) and their dealer networks. We sell to business, industrial and government customers.

The Company was organized in the State of Delaware on June 27, 1997 and became listed on the NASDAQ exchange on October 29, 1999. The Company was originally formed as a joint venture between Edison Development Corporation and Mechanical Technology Incorporated. In 2007, the Company merged with and acquired all the assets, liabilities and equity of Cellex Power Products, Inc. (Cellex) and General Hydrogen Corporation (General Hydrogen).

Unless the context indicates otherwise, the terms "Company," "Plug Power," "we," "our" or "us" as used herein refers to Plug Power Inc. (the registrant) and its subsidiaries.

Although the Company has a significant amount of available-for-sale securities, as described further below, as of December 31, 2009, neither the Company nor any of its subsidiaries was an "investment company" pursuant to the Investment Company Act of 1940, as amended.

Liquidity

Although the Company anticipates incurring substantial additional losses, we believe that our current cash, cash equivalents, trading securities and available-for-sale securities balances will provide sufficient liquidity to fund operations for at least the next twelve months including anticipated increased working capital needs. The Company's cash requirements depend on numerous factors, including completion of our product development activities, our ability to commercialize our energy products, market acceptance of our systems and other factors. The Company expects to devote substantial capital resources to continue its development programs directed at commercializing our energy products for worldwide use, building a sales base and expanding market channels, hiring and training production staff, developing and better utilizing our manufacturing capacity, production and research and development activities. The Company expects to pursue the expansion of its operations through internal growth and strategic acquisitions and expects that such activities will be funded from existing cash, cash equivalents, trading securities, available-for-sale securities, and the issuance of additional equity or debt securities or additional borrowings subject to market

and other conditions. The failure to raise the funds necessary to finance future cash requirements or consummate future acquisitions could adversely affect the Company's ability to pursue its strategy and could negatively affect its operations in future periods.

Included in trading securities and working capital at December 31, 2009 and 2008, respectively, is $53.4 million and $52.7 million of auction rate debt securities. The auction rate debt securities are secured by student loans which are generally guaranteed by the Federal government. These auction rate debt securities are structured to be tendered at par, at the investor's option, at auctions occurring every 27-30 days. However, due to the liquidity issues in the credit and capital markets, the market for auction rate debt securities began experiencing auction failures in February 2008 and there have been no successful auctions for the securities held in our portfolio since the failures began. We continue to receive interest on these securities, subject to an interest rate cap formula for each security as periodically adjusted in accordance with the respective securities' agreement. At December 31, 2009, the interest rates ranged from 0.61% to 3.48% on the auction rate debt securities as compared to the interest rate range at December 31, 2008 from 1.55% to 3.43%.

The Company has pledged these securities as collateral to a third-party lender for a Credit Line Agreement (See Note 7, Credit Line Agreement and Auction Rate Debt Securities Repurchase Agreement) entered into in December 2008. Given the lack of liquidity in the market for auction rate debt securities, the fair value of these auction rate debt securities have become lower than their cost and, based on an analysis of other than temporary impairment factors, management has determined, beginning in the first quarter of 2008, that this difference represents a decline in value that is other-than-temporary. Accordingly, the Company recorded an other-than-temporary impairment charge of $10.2 million for the year ended December 31, 2008 in the consolidated statements of operations. In December 2008, the Company entered into a Repurchase Agreement with a third-party lender such that the Company may require the third-party lender to repurchase the auction rate debt securities pledged as collateral for the Credit Line Agreement, at their par value, from June 30, 2010 through July 2, 2012 as full settlement for the advances on the Credit Line Agreement. The Company has elected to record the Repurchase Agreement at its fair value in accordance with Accounting Standard Codification No. 825-10-25 to allow consistent treatment of the agreement and the underlying collateral. At December 31, 2009 and 2008, the fair value of this item is approximately $6.0 million and $10.2 million, respectively, and is recorded as an asset on the consolidated balance sheets. The change in the fair value of the Repurchase Agreement for the year ended December 31, 2009 was $4.2 million and is recorded as a net unrealized loss on the consolidated statements of operations. The fair value change of the Repurchase Agreement of $10.2 million was recorded as a gain in the 2008 consolidated statement of operations.

Under Internal Revenue Code (IRC) Section 382, the use of loss carryforwards may be limited if a change in ownership of a company occurs. If it is determined that due to transactions involving the Company's shares owned by its 5 percent shareholders a change of ownership has occurred under the provisions of IRC Section 382, the Company's net operating loss carryforwards could be subject to significant IRC Section 382 limitations.

At December 31, 2009, the Company has approximately $536.1 million in Federal and state net operating loss carryforwards and $15 million in Federal research and experimentation tax credit carryforwards (of which $5.7 million represents an uncertain tax position), which resulted in $203.7 million and $9.3 million, respectively, in deferred tax assets that are recorded on the Company's balance sheet at December 31, 2009. These deferred tax assets are fully reserved for through a valuation allowance. During the fourth quarter of 2009, as a result of certain equity transactions, the Company may have had an ownership change for IRC Section 382 purposes. If a change occurred in the fourth quarter, an IRC Section 382 limitation could result in as much as approximately $458.6 million of the Company's Federal and state net operating loss carryforwards expiring prior to utilization, which would result in the Company's deferred tax asset and valuation allowance decreasing by approximately $174.3 million. Additionally, if a change in control occurred during the fourth quarter an IRC Section 382 limitation could result in as much as approximately $15 million of Federal research and experimentation tax credit carryforwards expiring prior to utilization, which would result in the Company's deferred tax asset and valuation allowance decreasing by approximately $9.3 million. These

decreases would have no impact on the Company's financial position, results of operations, or cash flows. However, these potential future tax benefits would no longer be available to the Company. The Company is in the process of completing a formal Section 382 study to determine if an ownership change has occurred.

As of December 31, 2009, we had cash and cash equivalents of $14.6 million, available-for-sale securities of $48.0 million and working capital of $60.0 million.

Mergers and Acquisitions

On April 3, 2007, we purchased all of the outstanding capital stock of Cellex, a development stage enterprise, from its equity holders for an aggregate cash purchase price of $46.1 million, including acquisition costs.

On May 4, 2007, the Company completed the acquisition of all of the outstanding shares of General Hydrogen, a development stage enterprise, for an aggregate purchase price of $12.4 million, including acquisition costs. The purchase price includes the settlement of $3 million in senior secured loans previously made by Plug Power to General Hydrogen, as well as 571,429 warrants granted to shareholders of General Hydrogen that were valued at $1.4 million. The warrant price was based on a Monte Carlo simulation which was performed, and the mean value was selected. The warrants become exercisable when Plug Power's Common Stock trades at a volume weighted average price of $7.00 or more for 10 consecutive trading days. The warrants carry an exercise price of $.01 per share and expire four years from the date of issuance.

Private Placements

In June 2006, the Company completed a private placement with Smart Hydrogen Inc. (the Buyer) whereby the Company sold 395,000 shares of Class B Capital Stock, a class of preferred stock of the Company, which were convertible into 39,500,000 shares of common stock, and 11,240 shares of common stock to the Buyer for a net purchase price of approximately $214.4 million, after payment of expenses relating to the issuance. The Buyer also contemporaneously purchased 1,825,000 shares of common stock of the Company from DTE Energy Foundation.

Change in Control

In December 2008, Smart Hydrogen Inc. sold to OJSC (Third Generation Company of the Wholesale Electricity Market) (OGK-3) all 395,000 shares of the Company's Class B Capital Stock as well as 5,126,939 shares of the Company's common stock. This sale triggered the automatic conversion of the Company's Class B Capital Stock into 39,500,000 shares of common stock, and the termination of all the rights and obligations attached to the Class B Capital Stock. The rights and obligations attached to the Class B Capital Stock that terminated included, but were not limited to, the right to appoint directors, veto rights and voting support obligations under the Investor Rights Agreement dated as of June 29, 2006, as amended (the Investor Rights Agreement). OGK-3 has executed a joinder agreement to the Investor Rights Agreement and is prohibited from transferring its shares of the Company's Common Stock to a competitor of the Company. OGK-3 is also bound by the same standstill provisions that applied to Smart Hydrogen, as set forth in the Investor Rights Agreement. This transfer and conversion triggered a change of control pursuant to Section 17 of our 1999 Stock Option and Incentive Plan; and, therefore, each outstanding Stock Option Right automatically became fully exercisable and conditions and restrictions on each outstanding Restricted Stock Award, Deferred Stock Award and Performance Share Award that relates solely to the passage of time and continued employment were removed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of Plug Power Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. It is the Company's policy to reclassify prior year consolidated financial statements to conform to current year presentation.

Cash Equivalents

Cash equivalents consist of money market accounts and overnight repurchase agreements with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment Securities

Investment securities at December 31, 2009 and 2008 consist of U.S. Treasury, corporate debt, auction rate debt securities, and government agency securities. The Company classifies its securities in one of two categories: trading or available-for-sale. Trading securities consist of auction rate debt securities. All other securities not included in trading are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the fair value of any available for sale debt security below cost that is deemed to be other than temporary, and management does not intend to sell the security and believes it is more likely than not the company will not be required to sell the security prior to recovery of cost or amortized cost, the portion of the total impairment attributable to the credit loss is recognized in earnings, and the remaining difference between the security's amortized cost basis and its fair value is included in other comprehensive income.

For impaired available for sale debt securities that management intends to sell, or where management believes it is more than likely than not that the Company will be required to sell, and does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale, an other than temporary impairment charge is recognized in earnings equal to the difference between the fair value and cost or amortized cost basis of the security. The fair value of the other than temporarily impaired security becomes the new cost basis.

To determine whether an impairment is other than temporary the Company considers the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period-end, forecasted performance of the investee, and the general market conditions in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the interest method. Interest income is recognized when earned.

Accounts Receivable

Accounts receivable related to product and service arrangements are recorded when products are shipped or delivered to customers, as appropriate. Accounts receivable related to contract research and development arrangements are recorded when work is completed under government contracts. Accounts receivable are stated at the amount billed to customers. Interest and late charges billed to customers are not material, and because collection is uncertain, are not recognized until collected. Accounts receivable are ordinarily due between 30 and 60 days after the issuance of the invoice. Accounts are considered delinquent when more than 90 days past due. Delinquent receivables are reserved or written off based on individual credit evaluation and specific circumstances of the customer. The allowance for doubtful accounts and related receivable are reduced when the amount is deemed uncollectible.

Inventory

Inventory is stated at the lower of cost or market value and consists primarily of raw materials. In the case of our limited consignment arrangements, we do not relieve inventory until the customer has accepted the product, at which time the risks and rewards of ownership have transferred. At December 31, 2009 and 2008, inventory on consignment was valued at approximately $0 and $45,000, respectively.

Goodwill and Other Intangible Assets

The Company accounts for goodwill pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 805, Business Combinations and FASB ASC No. 350, Intangibles – Goodwill and Other. Goodwill is tested for impairment annually or more frequently when events or circumstances indicate that the carrying value more likely than not exceeds its fair value. Goodwill impairment testing is performed at the segment (or reporting unit) level. The Company's goodwill is evaluated at the entity level as there is only one reporting unit. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing the reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment, if any. The Company performs its annual goodwill assessment under FASB ASC No. 350 at the date of its fiscal year end. As of December 31, 2009, the Company has no goodwill. See Note 6, Goodwill and Other Intangible Assets for more information.

FASB ASC No. 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment when certain triggering events occur in accordance with FASB ASC No. 360-10-35-15, Impairment or Disposal of Long-Lived Assets. Intangible assets consisting of acquired technology and customer relationships related to Cellex and General Hydrogen are amortized using a straight-line method over their useful lives of 8 years. As a result of the uncertain economic environment in general and the further decline in our stock price, the Company performed an impairment assessment in accordance with FASB ASC No. 360-10-35-15 as of December 31, 2009 and has determined that no impairment exists.

Product and Service Revenue

The Company applies the guidance within FASB ASC No. 605-10-S99, Revenue Recognition – Overall – SEC Materials, in the evaluation of its contracts to determine when to properly recognize revenue. Under FASB ASC No. 605-10-S99 revenue is recognized when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured.

The Company's initial sales of products are contract-specific arrangements containing multiple obligations that may include a combination of fuel cell systems, continued service, maintenance, a supply of hydrogen and other support. While contract terms generally stipulate that title and risk of ownership pass and require payment upon shipment or delivery of the fuel cell system, or acceptance in the case of certain consignment sales, and also stipulate that payment is not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within the Company's contractual arrangements are not accounted for separately based on the Company's limited commercial experience and lack of evidence of fair value of the separate elements. As a result, the Company defers recognition of product and service revenue and recognizes revenue on a straight-line basis over the stated contractual terms, as the continued service, maintenance and other support obligations expire, which are generally for periods of twelve (12) to thirty (30) months or which may extend over multiple years. Our customers have no special right of return, price protection allowances or other sales incentives. We do offer a discount from our manufacturer's suggested retail price to resellers to allow for mark-up of the reseller. In the case of the Company's limited consignment sales, the Company does not begin recognizing revenue on a deferred basis until the customer has accepted the product, at which time the risks and rewards of ownership have transferred, the price is fixed and the Company has a reasonable expectation of collection upon billing. The costs associated with the product, service and other obligations are generally expensed as they are incurred. At December 31, 2009 and 2008, the Company had unbilled amounts from product and service revenue in the amount of approximately $33,000 and $18,000, respectively. At December 31, 2009 and 2008, the Company had deferred product and service revenue in the amount of $4.6 million and $5.4 million, respectively.

As the Company gains experience, including field experience relative to service and warranty obligations based on the sales of initial products, the fair values for the multiple elements within future contracts may become determinable and the Company may, in future periods, recognize revenue upon shipment, delivery or installation of the product, or may continue to defer recognition, based on application of appropriate guidance within FASB ASC No. 605-25-25, Revenue Recognition – Multiple-Element Arrangements - Recognition.

Research and Development Contract Revenue

Research and development contract revenue primarily relates to cost reimbursement research and development contracts associated with the development of PEM fuel cell technology. The Company generally shares in the cost of these programs with cost sharing percentages generally ranging from 20% to 50% of total project costs. Revenue from time and material contracts is recognized on the basis of hours expended plus other reimbursable contract costs incurred during the period. Revenue from fixed fee contracts is recognized on the basis of percentage of completion. Our percentage-of-completion contracts are best efforts contracts with essentially no set deliverables. We measure progress on our percentage-of-completion contracts based on costs incurred. All allowable work performed through the end of each calendar quarter is billed, subject to limitations in the respective contracts. We expect to continue certain research and development contract work that is directly related to our current product development efforts. At December 31, 2009 and 2008, the Company had unbilled amounts from research and development contract revenue in the amount of approximately $1.3 million and $1.5 million, respectively. At December 31, 2009 and 2008, the Company had customer deposits from research and development contract revenue, representing deposits in advance of performance of the allowable work, in the amount of approximately $159,000 and $13,000, respectively.

Property, Plant and Equipment

Property, plant and equipment are originally recorded at cost. Maintenance and repairs are expensed as costs are incurred. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The Company records depreciation and amortization over the following estimated useful lives:

Buildings	20 years
Building improvements	5–20 years
Software, machinery and equipment	1–15 years

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets in accordance with the provisions of FASB ASC No. 360-10-35-15, Impairment or Disposal of Long-Lived Assets. Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. As a result of the uncertain economic environment in general and the further decline in our stock price, the Company performed an impairment assessment in accordance with FASB ASC No. 360-10-35-15 as of December 31, 2009 and has determined that no impairment exists.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized. We did not report a benefit for federal and state income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carryforward will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC No. 740-10-25, Income Taxes – Overall – Recognition. The Company must recognize in its financial statements the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position.

Foreign Currency Translation

Foreign currency translation adjustments arise from conversion of the Company's foreign subsidiary's financial statements to US dollars for reporting purposes, and are included in accumulated other comprehensive income (loss) in stockholders' equity on the accompanying consolidated balance sheets. Realized foreign currency transaction gains and losses are included in interest and other expense in the accompanying consolidated statements of operations.

Research and Development

Costs incurred in research and development by the Company are expensed as incurred.

Stock-Based Compensation

The Company maintains employee stock-based compensation plans, which are described more fully in Note 14, Employee Benefit Plans.

Stock-based compensation represents the cost related to stock-based awards granted to employees and directors. The Company measures stock-based compensation cost at grant date, based on the fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the option's requisite service period.

The Company estimates the fair value of stock-based awards using a Black-Scholes valuation model. Stock-based compensation expense is recorded in "Research and development expense" and "Selling, general and administrative expense" in the consolidated statements of operations based on the employees' respective function.

The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, unless the Company cannot recognize the deduction (i.e. the Company is in a net operating loss (NOL) position), based on the amount of compensation cost recognized and the Company's statutory tax rate. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital if the tax deduction exceeds the deferred tax asset or in the consolidated statements of operations if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards. No tax benefit or expense for stock-based compensation has been recorded during the years ended December 31, 2009, 2008 and 2007 since the Company remains in a NOL position.

Per Share Amounts

The Company reports net loss per basic and diluted common share in accordance with the provisions of FASB ASC No. 260, Earnings Per Share (ASC 260), which establishes standards for computing and presenting loss per share. Basic earnings per common share are computed by dividing net loss available to common stockholders by the weighted

average number of common shares outstanding during the reporting period, adjusted for unvested restricted stock. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as convertible preferred stock, stock options, unvested restricted stock, and warrants) were exercised or converted into common stock or resulted in the issuance of common stock (net of any assumed repurchases) that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive common share equivalents, which is comprised of shares issuable under outstanding warrants, the Company's share-based compensation plans, and the weighted average number of common shares outstanding during the reporting period. Since the Company is in a net loss position, all common stock equivalents would be considered to be anti-dilutive and are, therefore, not included in the determination of diluted earnings per share. Accordingly, basic and diluted loss per share are the same.

The following table provides the components of the calculations of basic and diluted earnings per share:

	Year Ended December 31,		
	2009	2008	2007
Numerator:			
Net loss	$(40,708,552)	$(121,700,024)	$(60,570,816)
Denominator:			
Weighted average number of common shares outstanding	129,110,661	89,383,480	87,341,717

These dilutive potential common shares are summarized as follows:

	Year Ended December 31,		
	2009	2008	2007
Stock options outstanding	5,981,286	6,119,804	6,578,313
Unvested restricted stock (2)	8,682,666	—	784,697
Preferred stock (1)	—	—	39,500,000
Warrants	571,429	571,429	571,429
Number of dilutive potential common shares	15,235,381	6,691,233	47,434,439

(1) The preferred stock amount represents the dilutive potential common shares of the 395,000 shares of Class B capital stock issued on June 29, 2006, which were converted into 39,500,000 shares of common stock in December 2008.

(2) December 31, 2009, does not include 2,028,572 shares subsequently issued in 2010 (which will immediately vest) for the achievement of performance objectives in 2009.

Use of Estimates

The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 16, 2010, which was the date we filed this Form 10-K with the SEC. No recognized or non-recognized subsequent events were noted.

Recently Adopted Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) No. 105, Generally Accepted Accounting Principles (GAAP) (ASC No. 105 or FASB Codification) during the quarter ended September 30, 2009 and it did not have a material effect on the Company's consolidated financial position, consolidated results of operations, or liquidity. The Company has appropriately updated its disclosures with the appropriate FASB Codification references. As such, all the notes to the consolidated financial statements below as well as the critical accounting policies in the Management's Discussion and Analysis section have been updated with the appropriate FASB Codification references. The FASB Codification is the authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (ASU). ASU will not be authoritative in their own right as they will only serve to update the FASB Codification. The issuance of the FASB Codification was not intended to change or alter existing GAAP.

The Company adopted ASC No. 810-10, Consolidation-Overall on January 1, 2009. This standard establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The standard also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The Company does not have any outstanding noncontrolling interests. The Company also adopted ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification. This Update was issued to clarify the recent guidance on accounting for decreases in ownership of a subsidiary. This Update is effective as of December 31, 2009. The adoption of these standards did not have a material effect on the Company's consolidated financial position, consolidated results of operations, or liquidity.

The Company adopted ASC No. 805, Business Combinations on January 1, 2009. This standard applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration. This standard applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. The adoption did not have a material effect on the Company's consolidated financial position, consolidated results of operations, or liquidity. However, prospective business combinations, if any, will be significantly impacted by the adoption of this standard. The Company adopted ASC No. 260, Earnings Per Share on January 1, 2009. This standard requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) should be classified as participating securities and should be included in the computation of earnings per share pursuant to the two-class method. The adoption did not have a material effect on the Company's consolidated financial position, consolidated results of operations, or liquidity.

The Company adopted ASC No. 825-10-65, Financial Instruments – Transition and Open Effective Date Information during the quarter ended June 30, 2009. This standard requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The Company provided the additional disclosure requirements. See Note 3 – Fair Value Measurements.

The Company adopted ASC No. 820-10-35, Fair Value Measurements and Disclosures – Subsequent Measurement during the quarter ended June 30, 2009. This standard discusses the provisions related to the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC No. 820-10-35 provides additional guidance for estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC No. 820-10-35 also includes guidance on identifying circumstances that may indicate a transaction is not orderly. ASC No. 820-10-35 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair

value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The adoption did not have a material effect on the Company's consolidated financial position, consolidated results of operations, or liquidity. See Note 3 - Fair Value Measurements.

The Company adopted ASC No. 320-10-65, Transition Related to Recognition and Presentation of Other-Than-Temporary Impairments during the quarter ended June 30, 2009. This standard amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. The adoption did not have a material effect on the Company's consolidated financial position, consolidated results of operations, or liquidity.

The Company adopted ASC No. 855, Subsequent Events during the quarter ended June 30, 2009. This standard should be applied to the accounting for and disclosure of subsequent events. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. ASC No. 855 applies to both interim financial statements and annual financial statements. The objective of ASC No. 855 is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this standard sets forth: 1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and, 3) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC No. 855 also requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. The adoption did not have a material effect on the Company's consolidated financial position, consolidated results of operations, or liquidity. See Note 2 - Summary of Significant Accounting Policies for this new disclosure.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC No. 860, Transfers and Servicing. ASC No. 860 will require entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. ASC No. 860 is effective for fiscal years beginning after November 15, 2009. The Company plans to adopt the provisions of ASC No. 860 on January 1, 2010 and does not believe adoption of this new standard will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

In June 2009, the FASB issued ASC No. 810, Consolidation and ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASC No. 810 and ASU No. 2009-17 amends certain requirements to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. ASC No. 810 is effective for fiscal years beginning after November 15, 2009. The Company plans to adopt the provisions of ASC No. 810 on January 1, 2010 and does not believe adoption of this new standard will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

In October 2009, the FASB issued ASU No. 2009-13 on Topic 605, Revenue Recognition– Multiple Deliverable Revenue Arrangements. The objective of this Update is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. This Update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this Update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. The amendments in this Update also will replace the

term fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. This Update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company plans to adopt the provisions of this Update on January 1, 2011. The Company is currently evaluating the impact, if any, of this new accounting update on its consolidated financial position, consolidated results of operations, or liquidity.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair Value Measurements. This Update adds disclosure requirements about transfers into and out of Levels 1, 2, and 3, clarifies existing fair value disclosure requirements about the appropriate level of disaggregation, and clarifies that a description of the valuation technique (e.g., market approach, income approach, or cost approach) and inputs used to measure fair value is required for recurring, nonrecurring, and Level 2 and 3 fair value measurements. These provisions are effective for the Company's reporting period ending March 31, 2010. The Update also requires that Level 3 activity about purchases, sales, issuances, and settlements be presented on a gross basis rather than as a net number as currently required. This provision is effective for the Company's reporting period ending March 31, 2011. As this Update amends only the disclosure requirements for fair value measurements, the adoption will have no impact on its consolidated financial position, consolidated results of operations, or liquidity.

3. FAIR VALUE MEASUREMENTS

The Company complies with the provisions of FASB ASC No. 820, Fair Value Measurements and Disclosures (ASC 820), in measuring fair value and in disclosing fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. FASB ASC No. 820-10-35, Fair Value Measurements and Disclosures- Subsequent Measurement (ASC 820-10-35), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820-10-35-3 also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

ASC 820-10-35 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 Inputs – Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value. An active market is a market in which transactions occur for the item to be fair valued with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Inputs – Level 2 inputs are inputs other than quoted prices included within Level 1. Level 2 inputs are observable either directly or indirectly. These inputs include: (a) Quoted prices for similar assets or liabilities in active markets; (b) Quoted prices for identical or similar assets or liabilities in markets that are not active, such as when there are few transactions for the asset or liability, the prices are not current, price quotations vary substantially over time or in which little information is released publicly; (c) Inputs other than quoted prices that are observable for the asset or liability; and (d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs – Level 3 inputs are unobservable inputs for an asset or liability. These inputs should be used to determine fair value only when observable inputs are not available. Unobservable inputs should be developed based on the best information available in the circumstances, which might include internally generated data and assumptions being used to price the asset or liability.

When determining the fair value measurements for assets or liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets. When identical assets are not traded in active markets, the Company looks to market observable data for similar assets. Nevertheless, certain assets are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

The following table summarizes the basis used to measure certain financial assets at fair value on a recurring basis in the consolidated balance sheet:

Basis of Fair Value Measurements

Balance at December 31, 2009	Total	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities – auction rate debt securities	$ 53,397,179	$ —	$—	$53,397,179
Available-for-sale securities	$47,959,920	$47,959,920	$—	$ —
Auction rate debt securities repurchase agreement	$ 5,977,822	$ —	$—	$ 5,977,822

The following tables show reconciliations of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (i.e. Level 3):

Trading Securities – Auction Rate Debt Securities	Fair Value Measurements Using Significant Unobservable Inputs
Beginning of period	$ 52,650,654
Sale of trading securities for the year ended December 31, 2009	(3,499,999)
Net unrealized gains on trading securities for the year ended December 31, 2009	4,246,524
Fair value of trading securities - auction rate debt securities at December 31, 2009	$ 53,397,179

Auction Rate Debt Securities Repurchase Agreement	Fair Value Measurements Using Significant Unobservable Inputs
Beginning of period	$ 10,224,346
Change in fair value of auction rate debt securities repurchase agreement for the year ended December 31, 2009	(4,246,524)
Fair value of auction rate debt securities repurchase agreement at December 31, 2009	$ 5,977,822

The following summarizes the valuation technique for assets measured and recorded at fair value:

Available-for-sale securities: For our level 1 securities, which represent Federal treasury securities, fair value is based on quoted market prices.

Trading securities – auction rate debt securities and auction rate debt securities repurchase agreement: The securities valued using unobservable inputs were the auction rate debt securities and auction rate debt securities repurchase agreement as the financial and capital markets have experienced significant dislocation and illiquidity in regard to these types of instruments and there is currently no secondary market for these types of securities. There have been no successful auctions since early 2008. The valuation of these auction rate debt securities and auction rate debt

securities repurchase agreement is an estimate based upon factors specific to these securities, including duration, tax status (taxable or tax-exempt), credit quality, the existence of insurance wraps, and the composition of the underlying student loans (Federal Family Education Loan Program or private loans). Assumptions were made about future cash flows based upon interest rate formulas as described above. Also, the valuation included estimates of market data including yields or spreads of similar trading instruments, when available, or assumptions believed to be reasonable for non-observable inputs such as likelihood of redemption. Actual transactions involving these securities and/or future valuations could differ from the estimated fair value of these securities at December 31, 2009.

4. AVAILABLE-FOR-SALE SECURITIES

The amortized cost and fair value of the Company's available-for-sale securities as of December 31, 2009 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$47,864,122	$95,798	$—	$47,959,920

The amortized cost and fair value of the Company's available-for-sale securities as of December 31, 2008 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$23,616,845	$227,105	$—	$23,843,950

There were no unrealized losses in the available-for-sale securities portfolio at December 31, 2009 and 2008, respectively. The contractual maturities of available-for-sale securities are all in the year ended December 31, 2010 for balances as of December 31, 2009, and December 31, 2009 for balances as of December 31, 2008.

The Company recognized gross gains, gross losses and proceeds on available-for-sale securities for each of the years ended December 31 as follows:

	2009	2008	2007
Proceeds on sales	$ 3,699,149	$ 159,849,925	$ 24,859,823
Proceeds on maturities	133,856,781	106,924,255	531,780,745
Gross realized gains	—	404,074	162,890
Gross realized losses	—	14,890	45,227

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2009 and 2008 consist of the following:

	December 31, 2009	December 31, 2008
Land	$ 90,000	$ 90,000
Buildings	14,557,080	14,557,080
Building improvements	8,784,867	8,615,636
Software, machinery and equipment	16,131,696	29,779,651
	39,563,643	53,042,367
Less accumulated depreciation and amortization	(25,220,903)	(35,272,393)
Property, plant, and equipment, net	$ 14,342,740	$ 17,769,974

Depreciation expense was $3.4 million, $4.4 million and $3.7 million for the years ended December 31, 2009, 2008 and 2007, respectively, and was included in research and development and selling, general and administrative expenses on the accompanying consolidated statements of operations.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is tested for impairment annually or more frequently when events or circumstances indicate that the carrying value more likely than not exceeds its fair value. There was no carrying amount of goodwill or changes in the carrying amount of goodwill for the year ended December 31, 2009 as a result of the full impairment charge recorded in 2008. As a result of the uncertain economic environment in general and the decline in our stock price during the fourth quarter of 2008, indicative of a potential devaluation of the Company's assets, the Company performed a goodwill impairment assessment under FASB ASC No. 350, Intangibles – Goodwill and Other. As a result of this assessment, the Company determined that a goodwill impairment occurred and recorded an impairment charge of $45.8 million during the year ended December 31, 2008.

The test for goodwill impairment, as defined by FASB ASC No. 350 is a two-step approach. The first step of the goodwill impairment test requires a determination of whether or not the fair value of goodwill is less than its carrying value. If so, the second step is required, which involves an analysis reflecting the allocation of the fair value determined in the first step (as if it was the purchase price in a business combination). This process may result in the determination of a new amount of goodwill. If the calculated fair value of the goodwill resulting from this allocation is lower than the carrying value of the goodwill in the reporting unit, the difference is reflected as a non-cash impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the consolidated balance sheet. The recorded amounts of other items on the consolidated balance sheet are not adjusted.

We estimate the fair value of our single reporting unit using "market" and "income" valuation approaches. The "market" valuation approach estimates our enterprise value, which is comprised of our market capitalization. The "income" valuation approach estimates our enterprise value using a net present value model, which discounts projected free cash flows (DCF) of our business at a computed weighted average cost of capital as the discount rate.

In the fourth quarter of 2008, as a result of completing the first step of the goodwill impairment test, we determined that the carrying value of our goodwill exceeded its fair value, which required us to perform the second step of the goodwill impairment test. The second step of the goodwill impairment test, which included consideration of the Company's market capitalization as well as discounted cash flow projections and estimations of the fair values of identified assets and liabilities and intangible assets with estimated useful lives, indicated that goodwill was impaired and we recorded a non-cash goodwill impairment charge of $45.8 million, all of which was classified as goodwill impairment in the accompanying 2008 consolidated statement of operations.

Identifiable intangible assets which have indefinite lives are tested at least annually for impairment. As a result of the uncertain economic environment in general and the further decline in our stock price, the Company performed an impairment assessment in accordance with FASB ASC No. 360-10-35-15 as of December 31, 2009 and 2008 and determined that no impairment exists.

Intangible assets consisting of acquired technology and customer relationships related to the Cellex and General Hydrogen acquisitions during the year ended December 31, 2007 are amortized using a straight-line method over their useful lives of 8 years. On January 1, 2008, General Hydrogen (Canada) Corporation, Plug Power Canada Inc. and Cellex Power Products, Inc. amalgamated as Plug Power Canada Inc.

The gross carrying amount and accumulated amortization of the Company's acquired identifiable intangible assets as of December 31, 2009 are as follows:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Effect of Foreign Currency Translation	Total
Acquired Technology	8 years	$15,900,000	$(5,638,057)	$893,220	$ 11,155,163
Customer Relationships	8 years	1,000,000	(333,333)	—	666,667
		$16,900,000	$(5,971,390)	$893,220	$11,821,830

Amortization expense for acquired identifiable intangible assets for the years ended December 31, 2009, 2008, and 2007 was $2.1 million, $2.2 million, and $1.6 million, respectively. Estimated amortization expense for subsequent years is as follows:

2010	$ 2,238,087
2011	2,238,087
2012	2,238,087
2013	2,238,087
2014	2,238,087
Thereafter	631,395
Total	$11,821,830

7. CREDIT LINE AGREEMENT AND AUCTION RATE DEBT SECURITIES REPURCHASE AGREEMENT

In December 2008, the Company entered into a Credit Line Agreement with a third-party lender with a maximum availability of $62.9 million. The Company's auction rate debt securities included in trading securities on the consolidated balance sheets are pledged as collateral for the Credit Line Agreement. As of December 31, 2008, the Company had drawn down $62.9 million on this line of credit. During the year ended December 31, 2009, $3.5 million of auction rate debt securities were sold by the third-party lender holding the collateral which resulted in a corresponding reduction in amounts outstanding under the Credit Line Agreement. The fair value of the auction rate debt securities is $53.4 million and $52.7 million at December 31, 2009 and 2008, respectively. The Credit Line Agreement bears interest at a variable rate equal to the average rate of interest earned by the Company on the auction rate debt securities pledged as collateral for the Credit Line Agreement. The interest rate on the line of credit advances was 1.2% and 2.4% at December 31, 2009 and 2008, respectively. Interest expense on the advances on the Credit Line Agreement was approximately $915,000 for the year ended December 31, 2009 and between its origination in December 2008 through December 31, 2008 was not significant.

The advances on the Credit Line Agreement are repayable on demand by the third-party lender. If the third-party lender exercises its right to demand repayment of the advances under the Credit Line Agreement prior to June 30, 2010 (the date upon which the Company can first exercise its rights under the Repurchase Agreement discussed below), the third-party lender is required to arrange alternative financing on terms substantially the same as the Credit Line Agreement or the third party lender must repurchase the auction rate debt securities pledged as collateral for the Credit Line Agreement at their par value, which is $59.4 million and $62.9 million at December 31, 2009 and 2008, respectively.

In December 2008, the Company also entered into a Repurchase Agreement with the third-party lender such that the Company may require the third-party lender to repurchase the auction rate debt securities pledged as collateral for the Credit Line Agreement, at their par value, from June 30, 2010 through July 2, 2012 as full settlement for the advances on the Credit Line Agreement. The Company has elected to record this item at its fair value in accordance with ASC No. 825-10-25 to allow consistent treatment of this repurchase agreement and the underlying collateral. At December 31, 2009 and 2008 the fair value of this item is approximately $6.0 million and $10.2 million, respectively and is recorded as an asset on the consolidated balance sheets. The change in the fair value of the Repurchase Agreement for the year ended December 31, 2009 was $4.2 million and is recorded as a realized loss on the consolidated statements of operations. The change in fair value of the Repurchase Agreement between its origination in December 2008 through December 31, 2008 was not significant.

8. DEBT AND LEASE ARRANGEMENT

In March, 2009, the Company signed a $1.7 million promissory note issued by Key Equipment Finance Inc. for the purpose of financing its investment in equipment that was leased to its customer, Central Grocers, beginning on April 1, 2009. Monthly installments of $32,900 are due through March 2014 and the note bears interest at a fixed rate of 7.23% per annum on a 360-day year. The Company was initially required to pledge $1.8 million in cash to collateralize

the debt, which will decrease over time in accordance with decreases in the outstanding balance of the debt. This note is also secured by the equipment that is leased to Central Grocers as described in the Master Security Agreement and Collateral Schedule No. 01 dated as of March 20, 2009, together known as the Master Security Agreement.

The outstanding balance of the debt as of December 31, 2009 is $1.4 million and is recorded as current portion of long term debt and long term debt in the consolidated balance sheets. Restricted cash and the amount of the corresponding pledge requirement as of December 31, 2009 was $1.7 million and is recorded within restricted cash in the consolidated balance sheets. Principal payments due on long-term debt over the next five fiscal years are as follows: 2010, $300,000; 2011, $323,000; 2012, $347,000; 2013, $373,000; and 2014 $98,000.

On April 1, 2009, the Company began leasing this same equipment to its customer, Central Grocers. The terms of the arrangement are 60 monthly installments of $32,900. Upon expiration of the 60 months (initial term of the lease), Central Grocers has the option to renew the lease for an additional five years at mutually agreed upon pricing, to purchase all equipment for a purchase price equal to the then fair market value thereof, or to return the equipment to the Company. The Company shall provide maintenance in accordance with the lease agreement.

In July 2009, the Company signed a letter of credit with Key Bank in the amount of $525,000. The standby letter of credit is required by the agreement negotiated between Air Products and Chemicals, Inc. (Air Products) and the Company to supply hydrogen infrastructure and hydrogen to Central Grocers at their distribution center. The standby letter of credit is collateralized by cash held in a restricted account.

In October 2009, the Company entered into a 15 month financing arrangement for an electrolyzer. The outstanding balance of the debt as of December 31, 2009 was approximately $123,000 and is recorded as current portion of long term debt and long term debt in the consolidated balance sheets.

9. ACCRUED EXPENSES

Accrued expenses at December 31, 2009 and 2008 consist of:

	2009	2008
Accrued payroll and compensation related costs	$2,310,273	$2,694,177
Accrued restructuring costs	1,694,456	4,393,085
Other accrued liabilities	1,842,812	2,858,054
	$5,847,541	$9,945,316

10. REPAYABLE GOVERNMENT ASSISTANCE

During the year ended December 31, 2000, the Company's wholly-owned subsidiary, Plug Power Canada Inc., formerly known as Cellex Power Products Inc., entered into an Industrial Research Assistance Program (IRAP) Repayable Contribution Agreement with the National Research Council of Canada (NRC) under which it received contributions totaling Cdn$500,000 for certain development activities. The agreement with the NRC provides for payment of royalties of up to 170% of the contributions received subject to certain conditions, payable quarterly, calculated at 3.5% of gross revenues. Plug Power Canada's repayment obligation to the NRC existed from July 1, 2002 to March 31, 2009. At April 1, 2009, if the total amount repaid to the NRC was less than the Cdn$500,000 contribution, then Plug Power Canada would continue to make payments to the NRC until either the full Cdn$500,000 is repaid or until July 1, 2012, whichever comes first. The maximum liability under this repayment obligation is Cdn$850,000. If at any point Plug Power Canada's repayments reach this amount, the obligation shall cease.

At April 1, 2009, the total amount repaid to the NRC was less than the Cdn$500,000 contribution, therefore Plug Power Canada will continue to make payments to the NRC until either the full Cdn$500,000 is repaid or until July 1, 2012, whichever comes first. The Company has recorded the estimate of amounts owed under this arrangement as a debt, with royalty payments recorded as a reduction of the debt.

Accordingly, liabilities relating to this agreement in the amount of $0 and $119,408 have been recorded as repayable government assistance and current portion of repayable government assistance (other current liabilities), respectively, in the consolidated balance sheets as of December 31, 2009 and $173,138 and $369,331 have been recorded as repayable government assistance and current portion of repayable government assistance (other current liabilities), respectively, in the consolidated balance sheets as of December 31, 2008. The imputed interest is recorded as interest expense in the consolidated statement of operations.

General Hydrogen Corporation and its wholly owned subsidiary General Hydrogen (Canada) Corporation, and Cellex Power Products, Inc. each entered into agreements with Technology Partnerships Canada (TPC) during the year ended December 31, 2005 for the development of early market fuel cell applications. On December 31, 2007, General Hydrogen Corporation merged with Plug Power Inc. and, subsequently, Plug Power Inc. contributed the wholly owned subsidiary General Hydrogen (Canada) Corporation to Plug Power Canada Inc. On January 1, 2008, General Hydrogen (Canada) Corporation, Plug Power Canada Inc. and Cellex Power Products, Inc. amalgamated as Plug Power Canada Inc.

On September 30, 2008 Plug Power Inc., Plug Power Canada Inc., and TPC entered into Assumption and Termination Agreements related to both the Cellex TPC Agreement and the General Hydrogen TPC Agreement. In consideration of the Assumption and Termination Agreements, Plug Power Inc. and Plug Power Canada Inc agreed to pay $2,235,244 to TPC. As a result of this agreement, the Company recorded a gain on the termination of these agreements in the amount of $1,232,522 in interest and other income and net realized gains from available-for-sale securities in the consolidated statement of operations for 2008.

11. RESTRUCTURING CHARGES

On June 10, 2008, the Company undertook a restructuring as part of its plan to become a market and sales driven organization. The Company has refocused on the GenDrive motive power product where there has been significant customer interest in fuel cell power units. As part of the restructuring, the Company has reduced its workforce, cut back discretionary spending, and deferred non strategic projects. The Company recorded restructuring charges in the amount of $3,744,801 within selling, general and administrative expenses in the consolidated statement of operations for 2008. The Company recorded additional restructuring charges in the amount of $537,819 within selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2009 related to costs incurred to consolidate facilities based upon the Company's discontinued use of the leased premises. At December 31, 2009, $765,190 remains in accrued expenses on the consolidated balance sheets.

The accrued restructuring charges relating to the June 2008 restructuring are comprised of the following at December 31, 2009:

	Accrued restructuring charges at January 1, 2009	Adjustments to or additional accrued restructuring charges	Cash Payments	Accrued restructuring charges at December 31, 2009
Personnel Related	$ 38,621	$ (22,737)	$ (15,884)	$ —
Contract Cancellation	364,100	—	(1,556)	362,544
Net Lease Obligations	—	537,819	(135,173)	402,646
Total	$402,721	$515,082	$(152,613)	$ 765,190

On December 18, 2008, the Company adopted a restructuring plan intended to focus the Company on revenue growth, improve organizational efficiency and position the Company for long-term profitability. As part of this plan, the Company implemented a reduction in workforce by eliminating 90 positions in addition to terminating purchase commitments and charging off inventory related to lapsed product lines. The Company recorded restructuring charges in the amount of $3,990,364 within selling, general and administrative expenses and $2,295,370 in cost of product and service revenue in the consolidated statement of operations for 2008. The Company recorded an adjustment to

accrued restructuring charges in the amount of $305,044 within selling, general and administrative expenses in the consolidated statement of operations for year ended December 31, 2009 to revise previous estimates. At December 31, 2009, $929,266 remains in accrued expenses on the consolidated balance sheets. The accrued restructuring charges related to the December 2008 restructuring are comprised of the following at December 31, 2009:

	Accrued restructuring charges at January 1, 2009	Adjustments to accrued restructuring charges	Cash Payments	Accrued restructuring charges at December 31, 2009
Personnel Related	$2,653,597	$ (116,805)	$(2,520,792)	$ 16,000
Contract Cancellation	1,336,767	(188,239)	(235,262)	913,266
Total	$3,990,364	$(305,044)	$(2,756,054)	$929,266

12. INCOME TAXES

The components of income/(loss) before income taxes and the provision for income taxes for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Income/(loss) before income taxes:			
United States	$(39,363,000)	$ (95,363,000)	$(55,506,000)
Foreign	(1,346,000)	(26,337,000)	(5,065,000)
	$(40,709,000)	$(121,700,000)	$(60,571,000)

There was no current income tax expense for the years ended December 31, 2009, 2008 and 2007. The Company was a Limited Liability Company (LLC) until its merger into Plug Power Inc. effective November 3, 1999. From inception through November 3, 1999, the Company was treated as a partnership for federal and state income tax purposes and accordingly the Company's income taxes or credits resulting from earnings or losses were payable by, or accrued to its members. Therefore, no provision for income taxes has been made prior to November 3, 1999.

Effective November 3, 1999, the Company is taxed as a corporation for Federal and State income tax purposes and the effect of deferred taxes recognized as a result of the change in tax status of the Company have been included in operations. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates.

The Company's effective income tax rate differed from the Federal statutory rate as follows:

	Years ended December 31,		
	2009	2008	2007
U.S. Federal statutory tax rate	(35.0)%	(35.0)%	(35.0)%
Deferred state taxes, net of federal benefit	(2.9)	(1.8)	(2.8)
Other, net	(0.8)	0.1	—
Goodwill impairment charge	—	12.3	—
Foreign tax rate differential	0.2	0.8	2.6
Expiring attribute carryforward	—	0.7	2.4
Adjustment to opening deferred tax balance	(4.3)	0.8	(0.4)
Tax credits (net of monetization)	0.7	(0.3)	(1.6)
Change in valuation allowance	42.1	22.4	34.8
	0.0%	0.0%	0.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of certain assets and liabilities for financial reporting and the amounts used for income tax expense purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	U.S. Years ended December 31,		Foreign Years ended December 31,	
	2009	2008	2009	2008
Deferred tax assets and liabilities:				
Intangible assets	$ 340,574	$ (2,023,365)	$ (372,240)	$(1,823,521)
Non-employee stock-based compensation	(1,043,476)	(500,642)	—	—
Gain on auction rate debt securities repurchase agreement	(1,613,679)	(3,885,251)	—	—
Impairment loss on available-for-sale securities	1,613,679	3,885,251	—	—
Deferred revenue	1,746,752	2,058,774	—	—
Other reserves and accruals	572,913	1,792,292	123,196	44,049
Capital loss carryforwards	5,883,889	5,883,889	—	—
Research and development tax credit carryforwards	9,559,233	9,858,749	1,490,302	1,209,903
Property, plant and equipment	368,953	124,061	170,778	541,233
Amortization of stock-based compensation	7,211,439	6,603,377	—	—
Research and development expenditures	16,796,000	15,960,000	3,613,615	3,309,462
Repayable government assistance	—	—	29,852	141,042
Net operating loss carryforwards	203,699,706	188,726,938	2,877,873	3,024,891
Total deferred tax asset	245,135,983	228,484,073	7,933,376	6,447,059
Less valuation allowance	(245,135,983)	(228,484,073)	(7,933,376)	(6,447,059)
Net deferred tax assets	$ —	$ —	$ —	$ —

The Company has recorded a valuation allowance, as a result of uncertainties related to the realization of its net deferred tax asset, at December 31, 2009 and 2008 of approximately $253.1 million and $234.9 million, respectively. A reconciliation of the current year change in valuation allowance is as follows:

	Total	U.S.	Foreign
Increase in valuation allowance for current year increase in net operating losses	$15,482,935	$14,972,768	$ 510,167
Increase in valuation allowance for current year net increase in deferred tax assets other than net operating losses	1,978,073	1,679,142	298,931
Increase in valuation allowance as a result of foreign currency fluctuation	1,021,945	—	1,021,945
Decrease in valuation allowance as a result of change in foreign tax rate	(288,842)	—	(288,842)
Decrease in valuation allowance due to current year change of deferred tax assets as the result of uncertain tax positions	(55,884)	—	(55,884)
Net increase in valuation allowance	$18,138,227	$ 16,651,910	$1,486,317

The deferred tax assets have been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carryforwards and other deferred tax assets may not be realized. Included in the valuation allowance as of December 31, 2009 and December 31, 2008 are $14.3 million of deferred tax assets resulting from the exercise of employee stock options, which upon subsequent realization of the tax benefits, will be allocated directly to paid-in capital.

At December 31, 2009, the Company has unused Federal and State net operating loss carryforwards of approximately $640 million, of which $76.7 million was generated from the operations of H Power during the period May 31, 1989, through the date of the H Power acquisition, $2.7 million was generated by Cellex through the date of the Cellex acquisition, $44.1 million was generated by General Hydrogen through the date of the General Hydrogen acquisition, and $516.5 million was generated by the Company during the period October 1, 1999 through December 31, 2009. The net operating loss carryforwards if unused will expire from 2010 through 2029. In 2009, net operating loss carryforwards of $1.9 million acquired as part of the H Power transaction expired.

Under Internal Revenue Code (IRC) Section 382, the use of loss carryforwards may be limited if a change in ownership of a company occurs. If it is determined that due to transactions involving the Company's shares owned by its 5 percent shareholders a change of ownership has occurred under the provisions of IRC Section 382, the Company's Federal and state net operating loss carryforwards could be subject to significant IRC Section 382 limitations.

Based upon an existing IRC Section 382 study, a previous Section 382 ownership change occurred in 2005 that resulted in approximately $479 million of the $640 million of Federal and state net operating loss carryforwards being subject to IRC Section 382 limitations and as the result of IRC Section 382 limitations, approximately $53.7 million of the net operating loss carryforwards acquired from H Power will expire prior to utilization, and approximately $27 million of the net operating loss carryforwards acquired from General Hydrogen will expire prior to utilization. Additionally, approximately $25 million of H Power's remaining net operating loss carryforwards represent an unrecognized tax benefit. As a result of the IRC Section 382 limitations and the unrecognized tax benefits, these net operating loss carryforwards are not reflected in the Company's deferred tax asset as of December 31, 2009.

During the fourth quarter of 2009, as a result of certain equity transactions, the Company may have had an ownership change for IRC Section 382 purposes. If a change occurred in the fourth quarter, an IRC Section 382 limitation could result in as much as approximately $458.6 million of the Company's Federal and state net operating loss carryforwards expiring prior to utilization, which would result in the Company's deferred tax asset and valuation allowance decreasing by approximately $174.3 million. Additionally, if a change in control occurred during the fourth quarter an IRC Section 382 limitation could result in as much as approximately $15 million of Federal research and experimentation tax credit carryforwards expiring prior to utilization (of which $5.7 million represents an uncertain tax position), which would result in the Company's deferred tax asset and valuation allowance decreasing by approximately $9.3 million. These decreases would have no impact on the Company's financial position, results of operations, or cash flows. However, these potential future tax benefits would no longer be available to the Company. The Company is in the process of completing a formal IRC Section 382 study to determine if an ownership change has occurred.

At December 31, 2009, the Company has Federal capital loss carryforwards of approximately $15.5 million available to offset future capital gains that will expire at various dates in 2011. At December 31, 2009, the Company has US Federal Research and Experimentation credit carryforwards of approximately $15.3 million available to offset future income tax that will expire at various dates from 2020 through 2029. Approximately $5.7 million of the Company's Research and Experimentation carryforwards represent an unrecognized tax benefit and are therefore, not reflected in the Company's deferred tax asset as of December 31, 2009.

At December 31, 2009, the Company has unused foreign net operating loss carryforwards of approximately $15.0 million. The net operating loss carryforwards if unused will expire at various dates from 2010 through 2027. At December 31, 2009, the Company has Scientific Research and Experimental Development expenditures of $21.2 million available to offset future taxable income. These expenditures have no expiry date. At December 31, 2009, the Company has Canadian investment tax credit (ITC) carryforwards of $2.3 million available to offset future income tax. These credit carryforwards if unused will expire at various dates from 2010 through 2026. Approximately

$3.5 million of the net operating loss carryforwards, $6.7 million of the Scientific Research and Experimental Development expenditures and $822,000 of the Canadian ITC credit carryforwards represent unrecognized tax benefits and are therefore, not reflected in the Company's deferred tax asset as of December 31, 2009.

The Company intends to reinvest indefinitely its unrepatriated foreign earnings. As of December 31, 2009, the Company has no unrepatriated foreign earnings. The Company has not provided for US income taxes on these undistributed earnings of its foreign subsidiaries because management considers such earnings to be reinvested indefinitely outside of the U.S. If the earnings were distributed, the Company may be subject to both foreign withholding taxes and U.S. income taxes that may not be fully offset by foreign tax credits. Determination of the amount of this unrecognized deferred income tax liability is not practical.

	2009	2008	2007
Unrecognized tax benefits balance at beginning of year	$ 18,149,125	$ 16,119,790	$ 15,200,161
Additions for tax positions of prior years	—	2,518,182	866,762
Reductions based on tax positions related to the current year	—	—	(23,485)
Reductions for tax positions of prior years	(55,884)	—	—
Settlements	—	—	—
Currency translation	476,936	(488,847)	76,352
Unrecognized tax benefits balance at end of year	$ 18,570,177	$ 18,149,125	$ 16,119,790

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the year ended December 31, 2009, the Company recognized $0 in interest and penalties. The Company had $1.2 million in interest and penalties accrued at December 31, 2009.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities. Open tax years in the U.S. range from 2006 to 2009. Open tax years in the foreign jurisdictions range from 2003 to 2009. However, upon examination in subsequent years, if net operating losses carryforwards and tax credit carryforwards are utilized, the U.S. and foreign jurisdictions can reduce net operating loss carryforwards and tax credit carryforwards utilized in the year being examined if they do not agree with the carryforward amount. As of December 31, 2009, the Company was not under audit in the U.S. or non-U.S. taxing jurisdictions. No significant changes to the amount of unrecognized tax benefits are anticipated within the next twelve months.

13. STOCKHOLDERS' EQUITY

The Company has financed our operations from inception through December 31, 2009 primarily from the sale of equity (including those related to stock-based compensation less stock issuance costs), which has provided cash in the amount of $636.4 million. This includes a net $214.4 million as a result of our June 29, 2006 transaction with Smart Hydrogen Inc. (the Buyer). The Company sold 395,000 shares of Class B Capital Stock, a class of preferred stock of the Company, which were convertible into 39,500,000 shares of common stock of the Company, and 11,240 shares of common stock of the Company to the Buyer.

In December 2008, Smart Hydrogen Inc. sold to OJSC (Third Generation Company of the Wholesale Electricity Market) (OGK-3) all 395,000 shares of the Company's Class B Capital Stock as well as 5,126,939 shares of the Company's common stock. This sale triggered the automatic conversion of the Company's Class B Capital Stock into 39,500,000 shares of common stock, and the termination of all the rights and obligations attached to the Class B Capital Stock. The rights and obligations attached to the Class B Capital Stock that terminated included, but were not limited to, the right to appoint directors, veto rights and voting support obligations under the Investor Rights Agreement dated as of June 29, 2006, as amended (the Investor Rights Agreement). OGK-3 has executed a joinder agreement to the Investor Rights Agreement and is prohibited from transferring its shares of the Company's Common Stock to a competitor of the Company. OGK-3 is also bound by the same standstill provisions that applied to Smart Hydrogen, as set forth in the

Investor Rights Agreement. This transfer and conversion triggered a change of control pursuant to Section 17 of our 1999 Stock Option and Incentive Plan; and, therefore, each outstanding Stock Option Right automatically became fully exercisable and conditions and restrictions on each outstanding Restricted Stock Award, Deferred Stock Award and Performance Share Award that relates solely to the passage of time and continued employment were removed.

Preferred Stock

The Company has authorized 5.0 million shares of preferred stock, par value $.01 per share. The Company's certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Company's Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of December 31, 2009, there were no shares of preferred stock issued and outstanding.

The Company has registered Series A Junior Participating Cumulative Preferred Stock, par value $.01 per share. As of December 31, 2009 there were no shares of Series A Junior Participating Cumulative Preferred Stock issued and outstanding.

Common Stock

The Company has one class of common stock, par value $.01 per share. Each share of the Company's common stock is entitled to one vote on all matters submitted to stockholders. As of December 31, 2009 there were 130,591,236 shares of common stock issued and outstanding.

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents changes in stockholders' equity since inception.

	No. of Preferred Shares	No. of Common Shares	No. of Treasury Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Treasury Stock	Total Stockholders' Equity
997										
et Loss	—	—	—	$ —	$ —	$ —	$ —	$ (5,903,340)	$ —	$ (5,903,340)
TE Energy Company (Issuance at 1.00 per share)	—	4,750,000	—	4,750,000	—	4,750,000	—	—	—	4,750,000
1echanical Technology Incorporated . . .	—	4,750,000	—	—	4,750,000(a)	4,750,000	—	—	—	4,750,000
	—	9,500,000	—	4,750,000	4,750,000	9,500,000	—	(5,903,340)	—	3,596,660
998										
let Loss	—	—	—	—	—	—	—	(9,615,963)	—	(9,615,963)
)TE Energy Company	—	4,950,000	—	7,750,000	—	7,750,000	—	—	—	7,750,000
1echanical Technology Incorporated . . .	—	2,700,000	—	3,000,000	550,000(a)	3,550,000	—	—	—	3,550,000
itock based compensation and other noncash transactions . . .	—	—	—	—	212,000(c)	212,000	—	—	—	212,000
	—	7,650,000	—	10,750,000	762,000	11,512,000	—	(9,615,963)	—	1,896,037
1999										
Net Loss	—	—	—	—	—	—	—	(33,469,312)	—	(33,469,312)
Edison Development Corporation . . .	—	4,004,315	—	28,697,782	—	28,697,782	—	—	—	28,697,782
Mechanical Technology Incorporated . . .	—	6,254,315	—	24,000,000	8,897,782(a)	32,897,782	—	—	—	32,897,782
General Electric Company	—	5,250,000	—	37,500,000	11,250,000(b)	48,750,000	—	—	—	48,750,000
Other private investors.	—	3,549,850	—	25,045,000	—	25,045,000	—	—	—	25,045,000
Initial public offering-net . . .	—	6,782,900	—	92,971,878	—	92,971,878	—	—	—	92,971,878
Stock option exercises	—	24,128	—	41,907	—	41,907	—	—	—	41,907
Stock based compensation and other noncash transactions . . .	—	—	—	—	978,800(c)	978,800	—	—	—	978,800
	—	25,865,508	—	208,256,567	21,126,582	229,383,149	—	(33,469,312)	—	195,913,837

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	No. of Preferred Shares	No. of Common Shares	No. of Treasury Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Treasury Stock	Total Stockholders Equity
2000										
Net Loss	—	—	—	—	—	—	—	(86,241,899)	—	(86,241,899
Stock option exercises	—	632,378	—	3,793,028	—	3,793,028	—	—	—	3,793,028
Stock issued under employee stock purchase plan...	—	32,717	—	408,452	—	408,452	—	—	—	408,452
Stock issued for development agreement	—	104,869	—	—	5,000,000(d)	5,000,000	—	—	—	5,000,000
Stock issued for equity in affiliate	—	7,000	—	—	827,750(e)	827,750	—	—	—	827,750
Stock based compensation and other noncash transactions...	—	3,041	—	—	8,936,779(c)	8,936,779	—	—	—	8,936,779
	—	780,005	—	4,201,480	14,764,529	18,966,009	—	(86,241,899)	—	(67,275,890
2001										
Net Loss	—	—	—	—	—	—	—	(73,112,027)	—	(73,112,027
Edison Development Corporation...	—	416,666	—	4,800,000	—	4,800,000	—	—	—	4,800,000
General Electric Company	—	416,666	—	4,800,000	—	4,800,000	—	—	—	4,800,000
Public offering-net...	—	4,575,000	—	51,588,551	—	51,588,551	—	—	—	51,588,551
Stock option exercises	—	760,531	—	2,051,954	—	2,051,954	—	—	—	2,051,954
Stock issued under employee stock purchase plan...	—	73,132	—	730,592	—	730,592	—	—	—	730,592
Stock issued for development agreement	—	96,336	—	—	3,000,000(d)	3,000,000	—	—	—	3,000,000
Stock option issued to affiliate	—	—	—	—	5,000,000(f)	5,000,000	—	—	—	5,000,000
Stock based compensation and other noncash transactions...	—	189,084	—	—	2,013,177(c)	2,013,177	—	—	—	2,013,177
	—	6,527,415	—	63,971,097	10,013,177	73,984,274	—	(73,112,027)	—	872,247

	No. of Preferred Shares	No. of Common Shares	No. of Treasury Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Treasury Stock	Total Stockholders' Equity
)02										
et Loss	—	—	—	—	—	—	—	(47,218,326)	—	(47,218,326)
:ock option exercises	—	138,567	—	708,931	—	708,931	—	—	—	708,931
tock issued under employee stock purchase plan	—	78,208	—	395,679	—	395,679	—	—	—	395,679
tock issued for development agreement	—	243,383	—	—	2,000,000(d)	2,000,000	—	—	—	2,000,000
tock based compensation and other noncash transactions	—	213,987	—	—	1,807,593(c)	1,807,593	—	—	—	1,807,593
	—	674,145	—	1,104,610	3,807,593	4,912,203	—	(47,218,326)	—	(42,306,123)
003										
let Loss	—	—	—	—	—	—	—	(53,038,802)	—	(53,038,802)
'ublic offering, net.	—	11,700,000	—	54,967,204	—	54,967,204	—	—	—	54,967,204
,tock option exercises	—	35,033	—	84,973	—	84,973	—	—	—	84,973
Stock issued under employee stock purchase plan	—	90,380	—	348,605	—	348,605	—	—	—	348,605
Stock issued in acquisition of H Power	—	9,063,080	—	—	46,260,576(g)	46,260,576	—	—	—	46,260,576
Stock based compensation	—	965,143	—	—	2,966,797(c)	2,966,797	—	—	—	2,966,797
	—	21,853,636	—	55,400,782	49,227,373	104,628,155	—	(53,038,802)	—	51,589,353
!004										
Net Loss	—	—	—	—	—	—	—	(46,738,827)	—	(46,738,827)
Stock option exercises	—	95,960	—	501,308	—	501,308	—	—	—	501,308
Stock issued under employee stock purchase plan	—	71,709	—	409,413	—	409,413	—	—	—	409,413
Stock based compensation	—	332,500	—	—	4,137,202(c)	4,137,202	—	—	—	4,137,202
Change in unrealized loss on marketable securities	—	—	—	—	—	—	(482,391)	—	—	(482,391)
	—	500,169	—	910,721	4,137,202	5,047,923	(482,391)	(46,738,827)	—	(42,173,295)

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	No. of Preferred Shares	No. of Common Shares	No. of Treasury Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Treasury Stock	Total Stockholdei Equity
2005										
Net Loss	—	—	—	—	—	—	—	(51,743,462)	—	(51,743,46
Public offering, net	—	12,000,000	—	70,580,736	—	70,580,736	—	—	—	70,580,73
Stock option exercises	—	82,082	—	516,686	—	516,686	—	—	—	516,68
Stock issued under employee stock purchase plan...	—	78,702	—	374,149	—	374,149	—	—	—	374,14
Stock based compensation...	—	323,586	—	—	2,888,685(c)	2,888,685	—	—	—	2,888,68
Unrealized gain on available-for-sale securities.......	—	—	—	—	—	—	225,271	—	—	225,27
	—	12,484,370	—	71,471,571	2,888,685	74,360,256	225,271	(51,743,462)	—	22,842,06
2006										
Net Loss	—	—	—	—	—	—	—	(50,309,587)	—	(50,309,58
Stock offering (Issued at 5.50 per share net of purchase cost).........	395,000	11,240	—	214,442,129(h)	—	214,442,129	—	—	—	214,442,12
Stock option exercises	—	7,958	—	31,351	—	31,351	—	—	—	31,351
Stock issued under employee stock purchase plan...	—	100,669	—	364,668	—	364,668	—	—	—	364,668
Stock based compensation...	—	839,800	—	—	4,858,100(c)	4,858,100	—	—	—	4,858,100
Unrealized gain on available-for-sale securities.......	—	—	—	—	—	—	186,640	—	—	186,640
	395,000	959,667	—	214,838,148	4,858,100	219,696,248	186,640	(50,309,587)	—	169,573,301

PLUG POWER INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	No. of Preferred Shares	No. of Common Shares	No. of Treasury Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Treasury Stock	Total Stockholders' Equity
007										
Iet Loss	—	—	—	—	—	—	—	(60,570,816)	—	(60,570,816)
tock option exercises (Issued at average cost of 1.00 per share).....	—	151,237	—	151,237	—	151,237	—	—	—	151,237
tock issued under employee stock purchase plan...	—	65,515	—	205,808	—	205,808	—	—	—	205,808
tock based compensation...	—	871,255	—	—	5,299,300(c)	5,299,300	—	—	—	5,299,300
Jnrealized gain on available-for-sale securities.......	—	—	—	—	—	—	141,897	—	—	141,897
oreign currency translation gain	—	—	—	—	—	—	7,739,141	—	—	7,739,141
Warrants issued ...	—	—	—	—	1,405,715(i)	1,405,715	—	—	—	1,405,715
	—	1,088,007	—	357,045	6,705,015	7,062,060	7,881,038	(60,570,816)	—	(45,627,718)
2008										
Net Loss	—	—	—	—	—	—	—	(121,700,024)	—	(121,700,024)
Stock option exercises (Issued at average cost of 1.00 per share).....	—	3,935	—	3,935	—	3,935	—	—	—	3,935
Stock issued under employee stock purchase plan...	—	111,402	—	307,579	—	307,579	—	—	—	307,579
Stock based compensation...	—	665,744	—	6,658	7,258,897(c)	7,265,555	—	—	—	7,265,555
Conversion of preferred stock.........	(395,000)	39,500,000(j)	—	—	—	—			—	—
Unrealized gain on available-for-sale securities.......	—	—	—	—	—	—	155,688	—	—	155,688
Foreign currency translation loss..........	—	—	—	—	—	—	(8,325,499)	—	—	(8,325,499)
Treasury stock	—	—	402,114	—	—	—	—	—	(743,586)	(743,586)
	(395,000)	40,281,081	402,114	318,172	7,258,897	7,577,069	(8,169,811)	(121,700,024)	(743,586)	(123,036,352)

	No. of Preferred Shares	No. of Common Shares	No. of Treasury Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Treasury Stock	Total Stockholders Equity
2009										
Net Loss	—	—	—	—	—	—	—	(40,708,552)	—	(40,708,552
Stock based compensation...	—	2,218,993	—	—	2,287,048(c)	2,287,048	—	—	—	2,287,048
Stock issued under employee stock purchase plan...	—	208,240	—	76,493	121,598	198,091			—	198,091
Unrealized loss on available-for-sale securities, net of reclassification adjustments for realized net losses and gains.......	—	—	—	—	—	—	(131,308)	—	—	(131,308
Foreign currency translation gain	—	—	—	—	—	—	1,293,770	—	—	1,293,770
Treasury stock	—	—	584,085	—	—	—	—	—	(534,418)	(534,418
	—	2,427,233	584,085	$ 76,493	$ 2,408,646	$ 2,485,139	$ 1,162,462	$ (40,708,552)	$ (534,418)	$ (37,595,369
Total as of December 31, 2009.........	—	130,591,236	986,199	$636,406,686	$132,707,799	$769,114,485	$ 803,209	$(680,370,937)	$(1,278,004)	$ 88,268,753

a. Since inception, Mechanical Technology Incorporated has contributed in-process research and development of $4,042,640; certain net assets at inception of $707,360; $2,000,000 of deferred rent related to a below market lease for office and manufacturing facilities; $500,000 of in-kind services; land and buildings valued at approximately $4,697,782; and research contracts valued at approximately $2,250,000.

b. In February 1999, the Company issued 2,250,000 shares of common stock to GE MicroGen, Inc. in exchange for a 25% interest in GE Fuel Cell Systems, LLC. The fair value of the shares issued of $11,250,000 was recorded under the balance sheet caption "Investment in affiliates".

c. These issuances primarily represent stock based compensation issued to employees, consultants and others for services performed. These amounts are recorded at the fair value of the issuance on the grant date.

d. Represents the fair value of shares issued to Engelhard Corporation for the development and supply of advanced catalysts as part of a development agreement.

e. Represents the fair value of shares issued for ownership interest in Advanced Energy Incorporated.

f. Represents the fair value of an option to purchase 725,000 shares of the Company's common stock issued to GE Power Systems Equities, Inc. as part of the amendment to the GE Fuel Cell Systems LLC distribution agreement.

g. Represents the fair value of shares issued related to the acquisition of H Power.

h. On June 29, 2006, Smart Hydrogen, Inc. purchased 395,000 shares of Class B Capital Stock, a class of preferred stock, along with the 11,240 shares of common stock.

i. On May 4, 2007, the shareholders of General Hydrogen received warrants to purchase up to 571,429 shares of Plug Power Common Stock.

j On December 20, 2008 the 395,000 shares of Class B capital stock was converted into 39,500,000 shares of common stock.

14. EMPLOYEE BENEFIT PLANS

1999 Employee Stock Purchase Plan

In 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the Plan) under which employees are eligible to purchase shares of the Company's common stock at a discount through periodic payroll deductions. The Plan is intended to meet the requirements of Section 423 of the Internal Revenue Code. Purchases occur at the end of six month offering periods at a purchase price equal to 85% of the market value of the Company's common stock at either the beginning of the offering period or the end of the offering period, which ever is lower. Participants may elect to have up to 10% of their pay withheld for purchase of common stock at the end of the offering period, up to a maximum of $12,500 within any offering period. The Company has reserved 1,000,000 shares of common stock for issuance under the Plan. The Company issued 208,240, 111,402 and 65,515 shares of stock under the Plan during 2009, 2008, and 2007, respectively.

Under FASB ASC No. 718, Compensation – Stock Compensation, the 15% discount and the look-back feature are considered compensatory items for which expense must be recognized. The Company values Plan shares as a combination position consisting of 15% of a share of nonvested stock and 85% of a six-month stock option. The value of the nonvested stock is estimated based on the trading value of the Company's common stock at the beginning of the offering period, and an expected life of six months. The resulting per-share value is multiplied by the shares estimated to be purchased during the offering period based on historical experience to arrive at a total estimated compensation cost for the offering period. The estimated compensation cost is recognized on a straight-line basis over the offering period.

Effective July 1, 2009, the Company suspended this plan. Factors taken into consideration were the expense of administering the plan, participation rate and the introduction of the Company-wide stock option grant as an alternative means of promoting employee stock ownership.

Stock Option Plans (the Option Plans)

1997 Stock Option Plan

Effective July 1, 1997, the Company established a stock option plan to provide employees, consultants, and members of the Board of Directors the ability to acquire an ownership interest in the Company (1997 Stock Option Plan). Options for employees issued under this plan generally vested 20% per year and expire ten years after issuance. Options granted to members of the Board generally vested 50% upon grant and 25% per year thereafter. Options granted to consultants generally vested one-third on the expiration of the consultant's initial contract term, with an additional one-third vesting on each of the next two anniversaries thereafter. At December 31, 2009, there were 1,800 options outstanding and vested under this plan. Although no further options will be granted under this plan, the options previously granted will be exercisable for shares of common stock until their expiration dates are reached.

1999 Stock Option and Incentive Plan

Effective August 16, 1999, the Company established a stock option plan to encourage and enable the officers, employees, independent directors and other key persons (including consultants) of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company (1999 Stock Option Plan).

At December 31, 2009 there were approximately 6.0 million options granted and outstanding and 2.4 million options available to be issued under the 1999 Stock Option Plan. The number of shares of common stock available for issuance under the Plan will increase by the amount of any forfeitures under the 1999 Stock Option Plan and under the 1997 Stock Option Plan. The number of shares of common stock under the 1999 Stock Option Plan will further increase January 1 and July 1 of each year by an amount equal to 16.4% of any net increase in the total number of common shares of stock outstanding. The 1999 Stock Option Plan permits the Company to: grant incentive stock options; grant non-qualified stock options; grant stock appreciation rights; issue or sell common stock with vesting or other restrictions, or without restrictions; grant rights to receive common stock in the future with or without vesting; grant common stock

upon the attainment of specified performance goals; and grant dividend rights in respect of common stock. Options for employees issued under this plan generally vest in equal annual installments over periods of three or four years and expire ten years after issuance. Options granted to members of the Board generally vest one year after issuance. Options granted to consultants generally vested one-third on the expiration of the consultant's initial contract term, with an additional one-third vesting on each of the next two anniversaries thereafter. To date, options granted under the 1999 Stock Option Plan have vesting provisions ranging from immediate vesting to five years in duration and expire ten years after issuance.

Compensation cost associated with employee stock options represented approximately $291,000 of the total share-based payment expense recorded for the year ended December 31, 2009. The Company estimates the fair value of stock options and shares issued under the employee stock purchase plan using a Black-Scholes valuation model, and the resulting fair value is recorded as compensation cost on a straight-line basis over the option vesting period. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company's stock, an appropriate risk-free rate, and the Company's dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. The assumptions made for purposes of estimating fair value under the Black-Scholes model for the 1,375,500, 1,114,750 and 1,317,450 options granted during the years ended December 31, 2009, 2008 and 2007, respectively were as follows:

	2009	2008	2007
Dividend yield:	0%	0%	0%
Expected term of options (years):	6	6	6
Risk free interest rate:	1.79%-2.80%	2.56%-3.45%	3.77%-5.04%
Volatility:	85%-89%	61%-84%	55%-62%

The Company's estimate of an expected option term was calculated in accordance with the simplified method for calculating the expected term assumption. The estimated stock price volatility was derived based upon a blend of implied volatility and the Company's actual historic stock prices over the past six years, which represents the Company's best estimate of expected volatility.

A summary of stock option activity for the year December 31, 2009 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms	Aggregate Intrinsic Value
Options outstanding at December 31, 2008	6,170,304	$ 8.78	5.6	
Granted	1,375,500	0.92		
Exercised	—	—		
Forfeited	(1,281,590)	7.82		
Expired	(282,928)	13.11		
Options outstanding at December 31, 2009	5,981,286	$ 6.97	5.9	$—
Options exercisable at December 31, 2009	4,787,897	$ 8.48	5.0	$—
Options fully vested at December 31, 2009	4,787,897	$ 8.48	5.0	$—

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was $0.66, $1.68 and $1.92, respectively. There were no stock options exercised during the year ended December 31, 2009. As of December 31, 2009, there was approximately $615,000 of unrecognized compensation cost related to stock option awards to be recognized over the next three years. The total fair value of stock options that vested during the years ended December 31, 2009 and 2008 was approximately $291,000 and $3.9 million, respectively.

Restricted stock awards vest in equal installments over a period of one to four years. Restricted stock awards were valued based on the closing price of the Company's common stock on the date of grant, and compensation cost is recorded on a straight-line basis over the share vesting period. The Company recorded expense of approximately $964,000 associated with its restricted stock awards in 2009. As of December 31, 2009, there was $7.3 million of unrecognized compensation cost related to restricted stock awards to be recognized over the next three years.

A summary of restricted stock activity for the year ended December 31, 2009 is as follows:

	Shares	Aggregate Intrinsic Value
Unvested restricted stock at December 31, 2008	—	$ —
Granted (a)	10,194,459	8,664,018
Forfeited (a)	(82,840)	(69,586)
Vested	(1,428,953)	(1,299,943)
Unvested restricted stock at December 31, 2009	8,682,666	$ 7,294,489

(a) Pursuant to the Long Term Incentive Plan discussed below, the Company granted 8,667,666 restricted stock units, net of forfeitures, to a select group of critical employees as of December 31, 2009. If certain metrics are reached during each of the three years of the grant period commencing on January 1, 2010, the Company could issue these shares.

For the years ended December 31, 2009, 2008, and 2007, the Company recorded expense of approximately $1.9 million, $8.6 million, and $5.4 million respectively, in connection with its share based payment awards.

401(k) Savings & Retirement Plan

The Company offers a 401(k) Savings & Retirement Plan to eligible employees meeting certain age and service requirements. This plan permits participants to contribute 100% of their salary, up to the maximum allowable by the Internal Revenue Service regulations. Participants are immediately vested in their voluntary contributions plus actual earnings or less actual losses thereon. Participants are vested in the Company's matching contribution based on years of service completed. Participants are fully vested upon completion of three years of service. During 2002, the Company began funding its matching contribution in common stock. Accordingly, the Company has issued 607,553, 379,189 and 279,054 shares of common stock to the Plug Power Inc. 401(k) Savings & Retirement Plan during 2009, 2008 and 2007, respectively.

The Company's expense for this plan, including the issuance of shares, was approximately $534,000, $835,000 and $962,000 for years ended December 31, 2009, 2008 and 2007, respectively.

Long Term Incentive Plan

On October 28, 2009, the Compensation Committee recommended and the Board of Directors approved a Long Term Incentive (LTI) Plan pursuant to the terms of the Company's 1999 Stock Option and Incentive Plan. Designed as an incentive vehicle to support employee efforts, the LTI Plan seeks to increase shareholder value by encouraging Plug Power employees to continue to work diligently to further the Company's long term goals, particularly the recently announced three year plan to achieve profitability in 2012.

Under the LTI Plan, a select group of critical employees received a Restricted Stock Unit Award Agreement (Agreement) awarding a one time grant of restricted stock units (RSUs) calculated using a multiple of the selected employee's base salary. According to the Agreement, the restrictions on each participant's RSU allocation will lapse over a three year period upon successful completion of weighted performance-based metrics. Specifically, restrictions on 25% of RSUs are tied to the Company's achievement of revenue targets, while the restrictions on 75% of RSUs are tied to the Company's achievement of earnings before interest expense, taxes, depreciation, amortization and non-cash

charges for equity compensation (measurement referred to in the Agreement as "EBITDAS") targets. Intended to supplement the annual employee incentive plan payout, the total number of RSUs lapsing each year will vary depending on the Company's progress achieving the corresponding threshold, target or stretch goals.

Pursuant to the terms of the Agreement, in the event stretch revenue and EBITDAS metrics are reached during each of the three years of the grant period commencing on January 1, 2010, the Company could issue a maximum of 8,667,666 shares to LTI Plan participants, currently representing approximately 6.6% of total outstanding shares. Restrictions on these shares only lapse in the event the Company performs at the articulated performance metrics.

15. OTHER RELATED PARTY TRANSACTIONS

Pursuant to the Second Amendment to the Amended and Restated Distribution Agreement dated May 13, 2005, the Company currently has a non-exclusive distribution agreement with DTE Energy Technologies, Inc. (DTE), an affiliate of Edison Development Company and DTE Energy Corporation, for the states of Michigan, Ohio, Illinois, and Indiana. According to the most recent amendments to the agreement, the Company may sell directly or negotiate non-exclusive distribution rights with third parties for the GenCore, GenSite and GenSys2T products in these four states. For every product sold directly by the Company or by a third party within Michigan, Ohio, Illinois and Indiana the Company has agreed to pay a 5% commission to DTE based on sales price of units shipped to the above noted states. The distribution agreement expires on December 31, 2014.

As of December 31, 2009 and 2008, the Company had no payables due to DTE under this commission provision and no outstanding receivables from DTE.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the provision of ASC No. 825-10-65, Financial Instruments – Transition and Open Effective Date Information (ASC 825-10-65). ASC 825-10-65 requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. Although the estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies, the estimates presented are not necessarily indicative of the amounts that the Company could realize in current market exchanges.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, accounts receivable, accrued interest receivable and payable, notes receivable and borrowings under line of credit: The carrying amounts reported in the consolidated balance sheets approximate fair value because of the short maturities of these instruments.

Long term debt: The carrying amount reported in the consolidated balance sheets approximates fair value as the debt was negotiated at market rates during the first quarter 2009 and there have not been any significant changes since that time.

17. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

The following represents required supplemental disclosures of cash flows information and non-cash financing and investing activities which occurred during the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Stock-based compensation accrual impact	$ 480,145	$ (1,341,324)	$ (247,054)
Change in unrealized loss/gain on available-for-sale securities	(131,308)	155,688	141,897
Estimated fair value of net assets acquired and liabilities assumed	—	—	58,512,893
Decrease to broker for security purchase	—	—	(5,000,000)
Restricted shares forfeited	—	(124,945)	—
Transfer to trading securities – auction rate debt securities	—	52,650,654	—
Cash paid for interest	999,665	—	—

18. COMMITMENTS AND CONTINGENCIES

Alliances and development agreements

BASF

In 2006, BASF SE, a German Societas Europaea (SE) corporation, acquired Engelhard, with whom we have a Development Agreement and a Supply Agreement. With its acquisition, BASF inherited Engelhard's obligations to the Company under both of these agreements. The Development Agreement, dated April 5, 2004, is for the development of advanced catalysts to increase the overall performance and efficiency of the Company's fuel processor and will expire on December 31, 2010. The Supply Agreement, also dated April 5, 2004, is a requirements contract whereby the Company agrees to buy from BASF and BASF agrees to sell to the Company, 100% of the Company's requirements for catalyst materials, as developed under the Development Agreement, the price to be determined January 1st of each year by BASF, until the agreement's expiration date of December 31, 2010.

General Electric Company (GE) Entities

On February 27, 2006, the Company, GE MicroGen, Inc., and GE restructured their service and equity relationships by terminating the joint venture and the associated distributor and other agreements, and entering into a new development collaboration agreement. Under this agreement, the Company and GE (through its Global Research unit) agreed to collaborate on programs including, but not limited to, development of tools, materials and components that can be applied to various types of fuel cell products. The Company and GE mutually agreed to extend the terms of the development collaboration agreement such that the Company is obligated to purchase $1 million of services from GE in connection with this collaboration prior to December 31, 2009. As of December 31, 2009, the approximately $363,000 obligation remaining under the extended development collaboration agreement became due and payable; however, the Company and GE d/b/a GE Global Research entered into a Lease Agreement dated October 6, 2009 for space in the Company's Latham, New York facility whereby the parties mutually agreed that pursuant to section 4 of the Lease Agreement the amount owed by the Company to GE under the development collaboration agreement would be offset by the rent owed by GE to the Company each month. The development collaboration agreement is scheduled to terminate on the earlier of (i) December 31, 2014 or (ii) upon the completion of a certain level of program activity.

NYSERDA

The Company has an obligation to repay the New York State Environmental Research and Development Authority (NYSERDA) according to royalty payment provisions in each of the Company's past and present NYSERDA agreements. For sales made by a New York State manufacturer, the Company must pay a royalty to NYSERDA at a rate of 0.5% of net sales of products developed under the NYSERDA programs; or, for a non-new York State manufacturer, the Company must pay a royalty to NYSERDA at a rate of 3% of net sales. The royalty payments are currently calculated at 0.5% of net sales of our GenCore and GenSys products because we are a New York State manufacturer and both of these products were developed using some percentage of NYSERDA monies. The Company's maximum liability under the NYSERDA royalty provisions is one times the aggregate total amount of monies received from NYSERDA. If the total amount received from NYSERDA under an individual agreement is not paid back in royalties to NYSERDA within fifteen (15) years from the date of that individual agreement, then that amount is deducted from the aggregate total amount due under the royalty provisions. As of December 31, 2009 and 2008, approximately $2,000 and $15,000, respectively, have been recorded as accrued expenses in the consolidated balance sheets related to the royalty provisions.

Leases

As of December 31, 2009 and 2008, the Company has no capital leases outstanding. The Company has several noncancelable operating leases, primarily for warehouse facilities and office space that expire over the next five years. Portions of certain properties are subleased for periods expiring in various years through 2011.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2009 are:

Year ending December 31	Operating leases
2010	$1,209,056
2011	987,198
2012	279,600
2013	279,600
2014 and thereafter	1,467,900
Total future minimum lease payments	$4,223,354

Minimum future rental income receivable under subleases from non-cancelable operating leases were $437,028 and $0 as of December 31, 2009 and 2008, respectively.

Rental expense for all operating leases for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Minimum rentals	$1,819,000	$1,909,000	$1,600,000
Sublease rental income	(5,000)	—	—
Total	$1,814,000	$1,909,000	$1,600,000

Concentrations of credit risk

Concentrations of credit risk with respect to receivables exist due to the limited number of select customers that the Company has initial commercial sales arrangements with and government agencies. To mitigate credit risk, the Company performs appropriate evaluation of a prospective customer's financial condition.

At December 31, 2009, five customers comprise approximately 67.7% of the total accounts receivable balance, with each customer individually representing 43.8%, 7.0%, 6.7%, 6.2% and 4.0% of total accounts receivable, respectively. At December 31, 2008, five customers comprise approximately 62.0% of the total accounts receivable balance, with each customer individually representing 22.3%, 11.7%, 10.6%, 10.1% and 7.3% of total accounts receivable, respectively.

At December 31, 2009, contracts with the federal government accounted for approximately $5.6 million or 45.6% of total revenue. At December 31, 2008, contracts with the federal government accounted for approximately $8.3 million or 46.6% of total revenue, contracts with the state government accounted for $1.9 million or 10.7% and one other customer accounted for $1.9 million or 10.7% of total revenue.

The Company has cash deposits in excess of federally insured limits. The amount of such deposits is essentially all cash at December 31, 2009.

Employment Agreements

The Company is party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Early Commercial Purchase Agreement

On October 15, 2007, the Company and Wal-Mart Stores East, LP (Wal-Mart) signed an Early Commercial Purchase Agreement for GenDrive units. Under this agreement, the Company has certain commitments to provide for the maintenance/service of the units sold as well as supply of hydrogen to Wal-Mart for up to seven years from the date of commissioning. The Company also provides certain indemnifications related to this agreement to Wal-Mart. As of September 30, 2008, all units sold to Wal-Mart have been placed in service.

Hydrogen Payment Agreement

Pursuant to the agreement negotiated between Air Products and the Company to supply hydrogen infrastructure and hydrogen to Central Grocers at their distribution center, the Company has an obligation to purchase hydrogen from and pay a monthly service charge of $23,300 for hydrogen infrastructure to Air Products for the full term of the contract.

19. GEOGRAPHIC INFORMATION

During 2009, the Company formed our Indian organization, Plug Power Energy India Private Limited (Plug Power India), an affiliate of Plug Power Inc. to provide support and service to our GenSys product.

The following is a summary of revenue for the years ended December 31, 2009, 2008 and 2007, based on physical location of the subsidiary making the sale:

	2009	2009	2008	2008	2007	2007
	Product and service revenue	Research and development contract revenue	Product and service revenue	Research and development contract revenue	Product and service revenue	Research and development contract revenue
United States	$4,683,627	$7,269,404	$4,442,432	$ 10,779,553	$2,792,923	$ 11,982,095
Canada	149,146	190,379	224,863	2,454,469	289,033	1,206,572
Total	$4,832,773	$ 7,459,783	$4,667,295	$ 13,234,022	$ 3,081,956	$ 13,188,667

Long-lived assets, representing the sum of net book value of property, plant, and equipment plus intangible assets, goodwill and other assets, based on physical location as of December 31, 2009 and 2008, are as follows:

	2009	2008
United States	$ 18,572,109	$ 20,871,248
India	14,222	—
Canada	9,834,011	9,911,038
Total	$ 28,420,342	$ 30,782,286

20. UNAUDITED QUARTERLY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

	Quarters Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Product and service revenue	$ 1,283	$ 1,285	$ 1,045	$ 1,220
Contract revenue	1,339	1,937	1,497	2,687
Net loss	(8,157)	(10,250)	(10,171)	(12,131)
Loss per share:				
Basic and diluted	(0.06)	(0.08)	(0.08)	(0.09)

	Quarters Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Product and service revenue	$ 850	$ 1,130	$ 1,271	$ 1,416
Contract revenue	2,887	3,702	2,783	3,862
Net loss	(20,728)	(22,867)	(13,810)	(64,295)
Loss per share:				
Basic and diluted	(0.24)	(0.26)	(0.16)	(0.69)

Exhibit 10.16

AMENDMENT TO
PLUG POWER INC.
1999 STOCK OPTION AND INCENTIVE PLAN

Section 3(a) is replaced in its entirety with the following:

Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 6,128,632 shares of Stock plus, as of the first day of each January and July, commencing July 1, 2001, 16.4 percent of any net increase since the preceding July 1 or January 1, as the case may be, in the total number of shares of Stock actually outstanding; plus shares of Stock underlying awards under the Plug Power, L.L.C. Membership Option Plan which are forfeited, cancelled, reacquired by the Company, satisfied without the issuance of Stock or otherwise terminated (other than be exercise) from time to time. Notwithstanding the foregoing, the maximum number of shares of Stock for which Incentive Stock Options may be issued under the Plan shall not exceed 4,561,002. For purposes of this limitation, the shares of Stock underlying any Awards which are forfeited, cancelled, reacquired by the Company, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. Subject to such overall limitation, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that from and after the date the Company becomes subject to the provisions of Section 162(m) of the Code, Stock Options or Stock Appreciation Rights with respect to no more than 500,000 shares of Stock may be granted to any one individual participant during any one calendar year period. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company and held in its treasury.

Exhibit 10.17

AMENDMENT TO
PLUG POWER INC.
1999 STOCK OPTION AND INCENTIVE PLAN

Section 19 of the Plug Power Inc. 1999 Stock Option and Incentive Plan, as amended, is hereby amended by deleting the last sentence of said section in its entirety and substituting the following in lieu thereof:

"Subject to such approval by the stockholders and to the requirement that no Stock may be issued hereunder prior to such approval, Stock Options and other Awards may be granted hereunder on and after the adoption of this Plan by the Board, provided that no grants of Stock Options and other Awards may be made hereunder after May 16,2011."

Exhibit 10.26

PLUG POWER INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

This RESTRICTED STOCK UNIT AWARD AGREEMENT, is dated ________________ and delivered by PLUG POWER INC., a Delaware corporation (the "Company"), to ________________, an employee of the Company (the "Grantee").

WHEREAS, the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") on October 28, 2009 approved a grant of a restricted stock unit award (the "Restricted Units") to Grantee pursuant to the terms of the Company's 1999 Stock Option and Incentive Plan (the "Plan"); and

WHEREAS, the Grantee is entitled to the grant of a restricted stock unit award pursuant to this Agreement;

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1. **Restricted Stock Unit Award**

Subject to the terms and conditions set forth in this Agreement, the Company hereby awards the Grantee ________ Restricted Stock Units (the "Award") under the Plan. The Grantee accepts the Award and agrees to be bound by the terms and conditions of this Agreement and the Plan with respect to the grant.

2. **Restricted Unit Account**

The Company shall establish and maintain a Restricted Unit account for and on behalf of the Grantee and shall record in such account the number of Restricted Units awarded to the Grantee. No shares of Stock shall be issued to the Grantee at the time the award is made, and the Grantee shall not be, nor have any of the rights or privileges of, a shareholder of the Company with respect to any Restricted Units recorded in the account.

3. **Interest not Transferable**

Unless otherwise provided by law and except for transfers to the Grantee's estate upon the Grantee's death, the Grantee shall not have the right to transfer or otherwise dispose of any interest in the Restricted Unit account, and any attempted transfer or disposition of the account by the Grantee, whether by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary, or involuntary, or by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), shall be null and void and have no effect. The Grantee shall not have any interest in any fund or specific asset of the Company by reason of this award or the Restricted Unit account established for the Grantee.

4. **Lapsing of Restrictions**

The restrictions applicable to the Restricted Units shall lapse only upon the achievement of the performance targets for 2010, 2011, and 2012 defined in Appendix A in accordance with the schedule set forth in Appendix A. Restricted Units for which the restrictions lapse in accordance with Appendix A shall be converted into shares of Stock and distributed to the Grantee after the Compensation Committee certification with respect to the Company's performance as described in Section 6.

5. **Termination of Restricted Units**

The period of performance covered by this award shall be from January 1, 2010 until December 31, 2012 (the "Performance Period"). Unless otherwise terminated or converted into Stock in accordance with Appendix A at the end of each of the Company's fiscal years during the Performance Period, the Restricted Units with respect to which restrictions may lapse during each such fiscal year shall terminate and become null and void 90 days after the end of each such fiscal year.

Upon the termination of the Grantee's employment relationship with the Company for any reason (except as provided in the next sentence), any Restricted Units for which the restrictions have not lapsed shall terminate. In the event of a termination of the Grantee's employment as a result of Disability, death or

termination of the Grantee's employment by the Company without Cause ("Qualified Termination"), the restrictions shall lapse with respect to a number of Restricted Units determined in accordance with the Company's achievement of the performance targets provided in Appendix A through the end of the fiscal year in which the Qualified Termination occurs, as described on Appendix A, further multiplied by a fraction, the numerator of which shall be the number of weeks in such fiscal year in which the Grantee was employed by the Company and the denominator of which shall be 52. Notwithstanding the preceding sentence, no Restricted Units will vest if the Grantee's termination of employment occurs during 2009.

The Grantee's transfer within the Company or any of its subsidiaries shall not be deemed to be a termination of employment.

Notwithstanding anything herein to the contrary or in any Employment Agreement with any Grantee which provides for accelerated vesting of such Grantee's equity awards in the event of certain types of terminations of such Grantee's employment relationship with the Company (such as, for example, termination without cause by the employer or termination for good reason by the Grantee), the treatment of any Restricted Units granted under this Agreement shall be governed solely by the terms hereof and not by the terms of such Employment Agreement. In consideration of the opportunity to receive Restricted Units under this Agreement, any such Employment Agreement shall be deemed amended to the extent necessary to effect the provisions of this Section 5.

6. <u>Procedures</u>

Within 60 days following the end of each of the Company's fiscal years during the Performance Period, the Compensation Committee will certify to the Company's Corporate Secretary the actual performance achieved with respect to the criteria set forth in Appendix A. The Compensation Committee will then certify to the Company's Corporate Secretary any Restricted Units with respect to which the restrictions have lapsed pursuant to Appendix A. Upon receipt of such certification and in no event later than 75 days following the end of the Company's fiscal year, the Corporate Secretary will cause the Company's transfer agent to issue to the Grantee one share of Stock for each Restricted Unit for which the restrictions have lapsed. Any fractional share of Stock shall be settled in cash.

The obligation of the Company to deliver Stock shall, however, be subject to the condition that if at any time the Compensation Committee shall determine in its discretion that the listing, registration or qualification of the shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issue of shares, the shares may not be issued in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Compensation Committee.

7. <u>Tax Withholding</u>

Any issuance of shares to the Grantee shall be subject to tax withholding. The minimum tax withholding obligation shall be satisfied through a net issuance of shares. The Company shall withhold from shares of Stock to be issued to the Grantee a number of shares of Stock with an aggregate Fair Market Value (as defined in the Plan) that would satisfy the minimum tax withholding amount due.

8. <u>Adjustment Upon Changes in Capitalization</u>

In the event of any change in the number or class of shares of Stock outstanding by reason of a stock dividend, stock split, subdivision or combination of shares, a merger or consolidation in which the Company is the surviving company, or any other change in capitalization, the number and class of Restricted Units shall be equitably adjusted by the Compensation Committee pursuant to Section 3 of the Plan.

9. <u>Adjustment of Performance Targets</u>

In the event of any merger, acquisition, strategic redirection or other corporate change, any material changes in accounting practices, or any extraordinary losses, gains or other similar events which, in the Compensation Committee's judgment, have or are expected to have a substantial effect on the performance of the Company, the Compensation Committee may make such adjustment in the performance targets as the Compensation Committee deems equitable and appropriate.

10. **Change in Control**

In the event a Change in Control occurs during the Performance Period, the Compensation Committee shall compare the Company's Revenues and EBITDAS for the Company's completed calendar quarters in the Company's fiscal year in which the Change in Control occurs against the Revenue and EBITDAS targets for such fiscal year, which targets shall be adjusted by the Compensation Committee on a pro rata basis based on the completed calendar quarters for such fiscal year. Depending on the Company's performance through the calendar quarter end immediately prior to the Change of Control, the restrictions shall lapse with respect to either 0 percent (failure to achieve both targets at the threshold level), 70 percent (achieve both targets at the threshold level), 90 percent (achieve both targets at the target level) or 100 percent (achieve both targets at the stretch level) of the outstanding Restricted Units based on achievement of the Revenue and EBITDAS targets as adjusted by the Compensation Committee, and the remaining Restricted Units shall terminate and become null and void.

11. **Employment Not Affected**

The granting of the Award shall not be construed to create an obligation on the part of the Company or its subsidiaries to continue Grantee's employment. Except as may otherwise be provided in a written agreement between Grantee and the Company (or its subsidiary), the Company and its subsidiaries specifically reserve the right to terminate at will, with or without cause, the Grantee's employment at any time (whether by dismissal, discharge, retirement or otherwise).

12. **Amendment of Award**

The Award may be amended, in whole or in part, by the Compensation Committee at any time if it determines, in its sole discretion, that such amendment is necessary or advisable in the light of any addition to or any change in: (a) the Code or regulations issued thereunder or (b) any federal or state securities law or other law or regulation, which change occurs for the grant of the Award and by its terms retroactively applies to the Award; provided, however, that no such amendment shall, without the Grantee's consent, materially adversely affect Grantee's rights in and to the Restricted Units.

13. **Notice**

Notices to the Company shall be addressed to it in care of its Chief Financial Officer or Corporate Secretary, and any notice to the Grantee shall be addressed to the current address shown on the Company's payroll records. Any notice shall be deemed duly given if delivered in writing directly to the recipient or by registered or certified mail, postage prepaid.

14. **Incorporation of 1999 Stock Option and Incentive Plan by Reference**

The Award is granted pursuant to the terms of the Plan, as in effect from time to time, the terms of which are incorporated herein by reference. Except to the extent otherwise provided in this Award, including without limitation as to a Change in Control, this Award shall in all respects be interpreted in accordance with the Plan. The Compensation Committee shall have full authority to interpret and construe the Award, in its sole discretion, and its decision shall be conclusive and binding upon any question of law or fact arising hereunder and shall be enforceable in law or in equity by any court of competent jurisdiction.

15. **Governing Law**

The validity, construction, interpretation and effect of this instrument and any other matter arising under this instrument shall exclusively be governed by, and determined in accordance with applicable Federal law and the laws of the State of Delaware, without regard to Delaware rules for conflicts of law.

16. **Defined Terms**

For purposes of this Agreement, the following terms shall have the meaning set forth herein:

Cause shall mean: (a) a willful act of dishonesty by the Grantee with respect to any matter involving the Company or any subsidiary or affiliate, (b) conviction of the Grantee of a crime involving moral turpitude, or (c) the failure to perform to the reasonable satisfaction of the Company a substantial portion of the Grantee's duties and responsibilities assigned or delegated under this Agreement, which failure continues, in the reasonable judgment of the Company, after written notice given to the Grantee by the Company. For

purposes of clause (a) hereof, no act, or failure to act, on the Grantee's part shall be deemed "willful" unless done, or omitted to be done, by the Grantee without reasonable belief that the Grantee's act, or failure to act, was in the best interests of the Company and its subsidiaries and affiliates.

Change in Control shall be deemed to have occurred upon (a) the consummation of any consolidation or merger of the Company where the shareholders of the Company, immediately prior to the consolidation or merger, did not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, shares representing in the aggregate more than 50 percent of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), or (b) the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company.

Disability. A Grantee is deemed to have incurred a Disability if he is disabled and unable to perform the essential functions of his then existing duties with or without accommodation for a period of 180 days (which need not be consecutive) in any 12-month period.

Employment Agreement shall mean any employment, severance or similar agreement, if any, then in effect between a Grantee on the one hand and the Company on the other hand, as amended.

Stock shall mean the common stock, par value $0.01 per share, of the Company.

IN WITNESS WHEREOF, the parties have executed this Restricted Stock Award Agreement as of the date first written above.

Attest:	**PLUG POWER INC.**
By: ______________________	By: ______________________
Gerard L. Conway, Jr. General Counsel & Corporate Secretary	Andrew Marsh President & Chief Executive Officer

I hereby accept the award of Restricted Units described in this Agreement, and I agree to be bound by the terms of the Plan and this Agreement. I hereby further agree that all decisions and determinations of the Compensation Committee with respect to the Restricted Units shall be final and binding.

/s/______________________

XXXXXXXXXXXXXXXXXXXX

APPENDIX A
RESTRICTED STOCK UNIT AWARD
PERFORMANCE TARGETS AND VESTING SCHEDULE

I. Definitions

"Earnings" shall mean the Company's earnings determined in accordance with generally accepted accounting standards in the USA ("GAAP") and as reported in the Company's Consolidated Income Statement for each fiscal year of the Performance Period.

"EBITDAS" shall mean Earnings plus interest expense, taxes, depreciation, amortization and non-cash charges for equity compensation.

"Revenue" shall mean the Company's revenue determined in accordance with GAAP and as reported in the Company's Consolidated Income Statement for each fiscal year of the Performance Period.

II. Performance Targets

The vesting of 25 percent of the Restricted Units underlying the Award is tied to achievement of Revenue targets, while the vesting of 75 percent of the Restricted Units underlying the Award is tied to achievement of EBITDAS targets, in each case for the years ending December 31, 2010, 2011 and 2012 as set forth below:

Revenue Targets			
	Threshold	**Target**	**Stretch**
2010 Revenue Target			
2011 Revenue Target			
2012 Revenue Target			

EBITDAS Targets			
	Threshold	**Target**	**Stretch**
2010 EBITDAS Target			
2011 EBITDAS Target			
2012 EBITDAS Target			

III. Vesting Schedule

The restrictions shall lapse with respect to the corresponding Revenue RSUs based on the following schedule, depending on the Company's achievement of the Revenue targets for 2010 and 2011:

2010 Performance	Revenue RSU Allocation	Percent Vesting	Revenue RSUs Earned	Revenue RSUs Forfeited
Below Threshold				
Threshold				
Target				
Stretch				

2011 Performance	Revenue RSU Allocation	Percent Vesting	Revenue RSUs Earned	Revenue RSUs Forfeited
Below Threshold				
Threshold				
Target				
Stretch				

2012 Performance	Revenue RSU Allocation	Percent Vesting	Revenue RSUs Earned	Revenue RSUs Forfeited
Below Threshold				
Threshold				
Target				
Stretch				

The restrictions shall lapse with respect to the EBITDAS RSUs based on the following schedule depending on the Company's achievement of the EBITDAS targets:

2010 Performance	EBITDAS RSU Allocation	Percent Vesting	EBITDAS RSUs Earned	EBITDAS RSUs Forfeited
Below Threshold				
Threshold				
Target				
Stretch				

2011 Performance	EBITDAS RSU Allocation	Percent Vesting	EBITDAS RSUs Earned	EBITDAS RSUs Forfeited
Below Threshold				
Threshold				
Target				
Stretch				

2012 Performance	EBITDAS RSU Allocation	Percent Vesting	EBITDAS RSUs Earned	EBITDAS RSUs Forfeited
Below Threshold				
Threshold				
Target				
Stretch				

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Plug Power Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-90275, 333-90277 and 333-72734), and Form S-3 (Nos. 333-109737 and 333-117358) of Plug Power Inc., of our reports dated March 16, 2010, with respect to the consolidated balance sheets of Plug Power Inc. and subsidiaries (a development stage enterprise) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and the information included in the cumulative from inception presentations for the period January 1, 2001 to December 31, 2009 (not separately presented), and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Plug Power Inc.

/s/ KPMG LLP

Albany, New York
March 16, 2010

Exhibit 31.1

I, Andrew Marsh, certify that:

1. I have reviewed this annual report on Form 10-K of Plug Power Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

by: /s/ ANDREW MARSH

Andrew Marsh

Chief Executive Officer

Exhibit 31.2

I, Gerald A. Anderson, certify that:

1. I have reviewed this annual report on Form 10-K of Plug Power Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

by: /s/ GERALD A. ANDERSON

Gerald A. Anderson

Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Plug Power Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrew Marsh, Chief Executive Officer of the Company, certify, solely pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

This certification is being furnished and not filed, and shall not be incorporated into any documents for any other purpose, under the Securities Exchange Act of 1934 or the Securities Act of 1933.

/s/ ANDREW MARSH

Andrew Marsh
Chief Executive Officer
March 16, 2010

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Plug Power Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gerald A. Anderson, Chief Financial Officer of the Company, certify, solely pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

This certification is being furnished and not filed, and shall not be incorporated into any documents for any other purpose, under the Securities Exchange Act of 1934 or the Securities Act of 1933.

/s/ GERALD A. ANDERSON

Gerald A. Anderson
Chief Financial Officer
March 16, 2010

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CORPORATE INFORMATION

PLUG POWER EXECUTIVE OFFICERS

Andrew J. Marsh
President, Chief Executive Officer and Director

Gerald A. Anderson
Senior Vice President and Chief Financial Officer

Mark A. Sperry
Senior Vice President and General Manager
of Continuous Power Division

Gerard L. Conway, Jr.
Senior Vice President, General Counsel
and Corporate Secretary

Erik J. Hansen
Senior Vice President and General Manager
of Motive Power Division

CORPORATE HEADQUARTERS

PLUG POWER INC.
968 Albany Shaker Road
Latham, NY 12110
518.782.7700
www.plugpower.com

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

INDEPENDENT AUDITORS

KPMG LLP
515 Broadway
Albany, NY 12207
(518) 427-4600

BOARD OF DIRECTORS

Jeffrey M. Drazan
Director

Larry G. Garberding
Director

Maureen O. Helmer
Director

Andrew Marsh
Director

George C. McNamee
Chairman of the Board

Gary K. Willis
Director

STOCK EXCHANGE LISTING

Plug Power's common stock is traded on the NASDAQ national market under the symbol "PLUG."

FORM 10-K

Plug Power's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities Exchange Commission is available upon request. The Form 10-K and exhibits may be obtained by writing to Investor Relations, Plug Power Inc, 968 Albany Shaker Road, Latham, NY 12110.